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02042046

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Liberty Life Association of Africa

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FILE NO. 82- 3924   FISCAL YEAR 12-31-01

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OICF/BY: dw

DATE : 6/21/02

82-3924

ARS
12-31-01

[illegible] minds

1

one goal



build value!

Liberty Life Association of Africa

Annual Report 2001 | LIBERTY

Contents



6000 minds

4	Group structure at 31 December 2001
5	Group profile
8	Chairman's statement
14	Executive management committee
16	Corporate governance review
32	Social investment review
37	Group value added statement



one goal

40	**Achievement against strategic objectives for 2001**
	Operational review
42	Introduction
43	Formation of STANLIB Limited
44	Bancassurance contract
45	Deployment of shareholders' capital
47	Results of operations
56	Cultural, structural and marketing issues
57	New legislation and regulations
59	Technology and innovation
61	Human capital
62	Prospects
63	**Strategic objectives for 2002**
64	**Business structure at 31 December 2001**
65	Support areas
66	**Performance of business units and subsidiaries**



SCHEDULE VACATION

build value !

	Financial statements and actuarial reports
89	Liberty Group Limited and its Subsidiaries
149	Liberty Holdings Limited and its Subsidiaries
183	Glossary of terms
185	Notice to members
189	Biographies of directors standing for re-election as directors of Liberty Group Limited and/or Liberty Holdings Limited
190	Shareholders' diaries
191	STRATE
192	Contact information
193	Contact details
	Proxy forms

Liberty is totally focused on an explicit strategy to build value for shareholders, policyholders, staff, intermediaries and the community in which we live and work.

Every employee is aligned with this strategy, every action is judged against this strategy, every decision is guided by this strategy.


6000 minds

Group structure at 31 December 2001

Standard Bank Investment Corporation Limited

↓ 54,7%

Liberty Holdings Limited

↓ 54,7%

Liberty Group Limited

↓

Financial Services Operations

Subsidiaries

- Charter Life *(100%)*
- Liberty Asset Management *(100%)*
- Liberty Ermitage Jersey *(100%)*
- Liberty Group Properties *(100%)*
- Liberty Healthcare *(100%)*
- Liberty Specialised Investments *(100%)*
- Liberty Collective Investments *(100%)*
- Electric Liberty *(100%)*

Joint ventures

- Astute Financial Services Exchange *(33%)*
- Lodestone Investments *(50%)*
- Simeka Financial Services *(18%)*[(1)]

(1) Held via a 52% joint venture investment in Silgen Financial Services.



VISION

Liberty is the financial services group which best anticipates and fulfils clients' needs and aspirations

PROFILE

Liberty is a progressive financial services group that adopts a sophisticated approach to providing financial solutions. Liberty seeks to be the preferred supplier of, and point of access to, quality, value-added financial and associated services both locally and internationally. Liberty Group boasts high levels of security and good governance supporting its various obligations to its investors. Superior investment performance in relation to the clients' risk tolerance is of paramount importance to the Group and all major asset classes are managed to achieve this result.

Liberty Group's key strength remains its high-quality, highly trained and growing agency, franchise and broker marketing forces. An emerging strength is the use of the powerful triangular relationship that the Group is building between itself, its intermediaries and its clients. This secures a close one-to-one relationship that includes face-to-face consultancy and individual response to personal financial needs and aspirations.

LOA* Market Share Statistics – Individual premiums


Liberty's market share %
18
16
14
12
10
8
6
4
2
0
11.1%
15.5%
17.2%
12.8%
10.7%
14.8%
Recurring Individual
Single Individual
June 1999
June 2000
June 2001

**The Life Offices' Association of South Africa*

The Liberty Group offers a comprehensive and complementary range of non-banking financial services and is highly respected for its contemporary approach to product design. Product development remains a key competence. Sophisticated domestic and offshore investment and risk products which meet ever-changing client needs can be brought from actuarial concept to market offering within days or weeks. The business unit structure within the Liberty Group drives the product design process and resultant service as close as possible to the specific target markets and clients that it aims to serve. The product development committee, chaired by the Group chief executive, supervises overall product strategy and co-ordination across the business units and ensures that all new products meet satisfactory profitability and risk criteria.

The various business units offer a variety of tailored products:

Liberty Personal Benefits (LPB) – offers assurance and investment products for the individual. These include life and disability insurance options, local and offshore investment plans, retirement savings plans, preservation schemes and annuities.

Liberty Corporate Benefits (LCB) – markets a flexible, packaged solution to the retirement funding needs of the staff of corporate bodies. Larger funds may separately purchase elements of the package, such as investment services and the provision of death and disability benefits.

Charter Life – offers retail assurance and investment policies specialising in bancassurance.

Liberty Healthcare – markets healthcare products and services, such as the Liberty Medical Scheme, which offers the ProVia range of benefits, best suited to the corporate market, and the ProCure range of benefits, best suited to the individual market. The unit also offers the Provision Fund for post-retirement healthcare funding, and Medical Lifestyle, a successful and popular health insurance product.

Liberty Collective Investments – markets and administers a range of diverse investment products. These products include a suite of single and multi-manager unit trusts (general and highly specialised), linked investment and retirement products, wrap funds, matured endowments, offshore investment products and structured products. Liberty Collective Investments trades as Liberty Unit Trusts, Liberty Multi-Manager and Liberty Specialised Investments.

Liberty Asset Management (Libam) – responsible for the implementation of the Group's overall investment strategies as set out by the investment operations committee. Libam manages the major internal policyholder investments of the Liberty Group plus a range of external specialist mandates and retirement funds, as well as the single-manager funds offered by Liberty Unit Trusts.

Liberty Group Properties – manages the Liberty Group property portfolio of 103 buildings nationwide in order to enhance the Liberty Group's investment performance. The portfolio includes the flagship shopping complex at Sandton City in Greater Johannesburg and two other large regional centres at Eastgate in Greater Johannesburg and Greenacres in Port Elizabeth.

Liberty Ermitage – A Jersey based fund management company that specialises in alternative investments. Major business lines include Standard and Poors AAAm-rated money funds, hedge funds and a range of conventional long only funds.

Lodestone Investments – a multi-manager asset management company formed through a joint venture between Standard Bank Investment Corporation Limited, Investment Solutions Limited and Liberty Group Limited. Its aim is to provide direction in asset management by selecting specialist asset managers for specific tasks, and combining them in portfolios which each have a distinct objective.

Simeka Financial Services – Simeka Financial Services (Proprietary) Limited is a financial services company established as a joint venture between Genesis Capital (Proprietary) Limited, Simeka Investment Holdings (Proprietary) Limited and Liberty Group Limited. Its primary focus is the provision of asset management and other related financial services to government and public corporations.



Derek Cooper – *Chairman*

Building on our proven entrepreneurial culture

Performance highlights

Building on its proven entrepreneurial culture, Liberty Group Limited (Liberty) for the financial year to 31 December 2001 increased headline earnings from continuing operations by 14% to R1 499 million and headline earnings per share by the same percentage to 551,0 cents. Headline return on equity on continuing operations of 24,9% for 2001 was an 8,5% improvement on the previous year's 16,4%.

This illustrates the positive impact of combining an improved performance in 2001 with the returning of excess capital to shareholders.

These results were achieved in a domestic South African economy which, in line with global trends, began slowing down, particularly during the latter half of the year. This global economic slowdown was exacerbated by the September 11th attacks in the United States. In addition, the overall performance of the JSE Securities Exchange in Johannesburg was relatively lacklustre until the fourth quarter of 2001 when the performance of the All-Share Index was bolstered by the dramatic fall in the rand.

The Liberty Group's achievements for the year were:

- good investment returns in most of the Group's managed funds;
- an increase in new business sales of 11% on an indexed basis from R2,6 billion to R2,9 billion;
- an increase in the value of new business written of 16% from R391 million to R455 million;
- positive net cash inflows from insurance operations of R2,9 billion (2000: R3,4 billion); and
- an increase in the Group's life fund operating surplus of 14% or R167,3 million to R1 319,7 million from 2000's R1 152,5 million.

Returning excess capital to shareholders has **increased** the **return** on equity

Shareholder value created over the last three years

In addition to returning to shareholders R3 260 million during 2001, the overweight position in South African Breweries plc (SAB) shares that has existed for many years was reduced to a more comfortable level. The SAB holdings now form part of and are managed as any other listed equity which is held for our shareholders.

With this realignment of shareholders' funds and the proposed STANLIB Limited (STANLIB) transaction, the Group has done much to meet its stated objective of redeploying shareholders' funds into its core business of financial services.

This process was started in June 1999 when Liberty unbundled its Liberty International shares to shareholders. In terms of this unbundling Liberty shareholders received 46,62439 Liberty International shares for every 100 Liberty shares held.

Later the same year Liberty unbundled its Standard Bank Investment Corporation Limited (Stanbic) shares to shareholders. For every 100 Liberty shares, shareholders received 117,278071 Stanbic shares.

At the end of 2000 Liberty continued this strategy by announcing a capital reduction of R10,50 per share. This capital reduction was paid in cash to Liberty shareholders on 4 April 2001.

The positive effects of these transactions on Liberty itself and shareholders directly are summarised below:

1. **Shareholders' funds**

   In total, ***R17,0 billion of Liberty's shareholders' funds have been returned to shareholders*** taking the Group's capital from R18,3 billion at the end of 1998 to R8,3 billion at the end of 2001.

2. **Returns on equity**

   The distribution of capital to shareholders has had the desired effect of ***increasing Liberty's headline return on equity from 13% at the end of 1998 to 25% at the end of 2001***.

3. Shareholder benefit

A shareholder that held 100 Liberty shares from 1998 to 2001 would in addition have received 46,62439 Liberty International shares, 117,278071 Stanbic shares and R10,50 in cash. Collectively ***this 'package' has increased in value from R8 100,00 at the end of 1998 to R14 370,68 at the end of 2001, an increase of 77% over the last three years***.

This is illustrated by the following table which assumes that the R10,50 cash received was immediately invested in Liberty.

Value created for shareholders over the last three years


16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1998
1999
2000
2001
– Liberty International
– Stanbic
– Cash (reinvested immediately in LGL)
– Liberty Group Limited

In addition, ***Liberty's share price*** in isolation (after adjusting for value returned to shareholders) has ***increased from R30,77 at 31 December 1998 to R55,20 at 31 December 2001, an increase of 79% over the last three years***.

4. Dividends

Assuming that the shares returned to shareholders were held by them and that the R10,50 was immediately reinvested in Liberty, then shareholders that held 100 Liberty shares from 1998 to 2001 have earned, collectively from all three sources, dividends amounting to 538,1 cents per share in 1999, 604,1 cents per share in 2000 and 710,7 cents per share in 2001. ***This represents an annually compounded increase in dividends over the last three years of 15%.***

Policyholder affairs

Meeting the needs of institutional and individual policyholders is the core of our business. Liberty Group continues to work diligently towards achieving this objective by improving both our product offering and our service levels. Substantial new investment has been made in developing and launching the Group's new "Customer value management initiative" which is a farsighted commitment towards gaining and retaining policyholders.

To support this and other initiatives, the Group continues to invest in such vital areas as:

- the development of human capital;
- information technology; and
- electronic commerce

which are all designed to enhance our product design and development.

The economy

Regrettably, the global economic slowdown in the latter half of last year precluded South Africa from achieving its targeted economic growth rate of 3% to 3,5%. The country's economic fundamentals, however, remain sound. The Government continues to manage macro-economic policy well. The balance of payments remains sound, as does the ongoing programme to contain inflation and the national debt.

Finance Minister Trevor Manuel's Budget 2002 speech is commended for its pragmatism and the Government is lauded for further reducing taxation rates and, effectively, undertaking to place an estimated R15 billion back into the hands of taxpayers during the 2002/3 fiscal year.

This concession will help stimulate the economy and specifically, the tax cuts will be a boon for Liberty Group as a large number of individual and institutional taxpayers will be looking for meaningful ways to invest these surplus funds.

Once the global economy enters its inevitable recovery phase, South Africa will, doubtless, be back on track to achieve the Government's targeted growth rates of 3% to 3,5%. The dramatic depreciation of the rand against major currencies, especially towards year-end, however, remains a concern.

It is hoped the Government will continue to liberalise foreign exchange controls and, in time, bring South Africa fully in line with international free-market practices.

If the Government and its social partners can maintain their onslaught against the plague of crime that has swept South Africa and can continue to introduce sustainable solutions for poverty alleviation, we shall as South Africans be in a commanding position to build a stronger, more diverse and socially more just economy.

STANLIB venture

Stanbic and Liberty have developed a strong bancassurance alliance in recent years. The two groups are to establish STANLIB during 2002. Details of this new venture are contained in Roy Andersen's operational review.

Human capital

The Group continued its commitment to developing and maintaining competent, well-motivated and entrepreneurial employees in each of its business units. Besides encouraging staff to develop and optimise their own functional skills and qualifications, there are comprehensive initiatives in place to upgrade individual skills in order to continue to provide policyholders with the best possible levels of service.

Liberty Group is committed to the principle of employment equity. The Group has to date met its targets for recruiting, developing and promoting people from designated groups in terms of the Employment Equity Act. While future targets for 2004 are even more demanding, I am optimistic that the Group will achieve them.

Social involvement

During 2001, the Liberty Foundation expanded its social investment programme to embrace a number of complementary education and training initiatives.

It is planned that this trend will persist for the remainder of the decade as we support the building of a stronger socio-economic foundation for the benefit of future generations of South Africans. Through the Foundation, as well as its various business units, the Liberty Group has been active in such vital fields as healthcare, HIV/AIDS support and job creation.

HIV/AIDS policy

Liberty Group, by formally adopting a HIV/AIDS policy in 2001, continues to do everything within its power to maintain a high-profile HIV and AIDS awareness programme in the workplace. The overriding objective is to create a complete and sustained employee awareness of the nature of the pandemic and the simple procedures that can be followed to reduce, if not eradicate, the risks of contracting HIV.

Corporate governance

Liberty Group places considerable emphasis on sound corporate governance. The Group's chief executive, Roy Andersen, has been a particularly active member of the group working with Mervyn King in developing the revised King Code on Corporate Governance in South Africa ("King II"). As soon as the new code has been finalised, the Group's corporate governance principles and structures will be refined and adapted in order to comply with the principles and requirements of "King II".

New board structure

The boards of directors of both Liberty Holdings Limited and Liberty Group Limited will be restructured with effect from 13 March 2002. These changes are necessary in order for the Liberty Group to align its corporate governance with both international and South African principles and norms.

Six of the Liberty Group board's non-executive directors have agreed to stand down from the Board. These directors are Doug Band, Elisabeth Bradley, Saki Macozoma, Robin Plumbridge, Conrad Strauss and Eddie Theron. I would like to thank each of them for their loyal commitment and valued contribution to the Liberty Group. Martin Shaw, the global chairman of Deloitte Consulting, will be appointed to the boards of both Liberty Group Limited and Liberty Holdings Limited as a non-executive director and as a member of the audit and actuarial committee with effect from 13 March 2002. The Liberty Group board will comprise myself as chairman, six non-executive directors (Buddy Hawton, Reuel Khoza, Selwyn MacFarlane, Michael Rapp, Alan Romanis and Martin Shaw) and six executive directors (group chief executive and deputy chairman, Roy Andersen, Hylton Appelbaum, Mark Bloom, Mike Jackson, Jacko Maree and David Nohr).

Three non-executive directors have agreed to stand down from the Liberty Holdings board. They are Doug Band, Robin Plumbridge and Conrad Strauss. The Liberty Holdings board will comprise myself as chairman, Roy Andersen, Jacko Maree, Buddy Hawton, Selwyn MacFarlane, Michael Rapp, Alan Romanis and Martin Shaw.

Prospects

Difficult market conditions are expected to continue to prevail during 2002. The Liberty Group has, however, coped with adverse market conditions in the past. The STANLIB transaction is expected to generate significant new, synergistic benefits. The Group continues to be at the forefront of innovative product development and this, together with a highly motivated sales force, and good relative investment returns should ensure profitable growth for next year.

Appreciation

On behalf of the Liberty Group's shareholders and policyholders, I would like to thank the chief executive, Roy Andersen, and his team who have once again risen to the challenge and delivered results. I have no doubt they will continue to do so in 2002.

To the board of directors, I extend my personal thanks for their valued support and counsel during the year.

Finally, I thank all the Group's brokers, agents, franchisees and suppliers for their valued support. Our sustainable growth and success depend on your continued commitment. We look forward to maintaining and enhancing our good relations with you all throughout 2002.

Derek Cooper

Chairman

5 March 2002

Executive management committee











Roy Andersen
Group Chief Executive
Liberty Group

Gavin Came
Brand Development Executive
Liberty Group

Mike Jackson
Executive Director, Insurance Operations
Liberty Group

Hylton Appelbaum
Executive Director
Liberty Group

Mike Garbutt
Managing Director,
Liberty Consultancy
Liberty Group

Craig Lawrence
Human Resources Executive
Liberty Group

Mark Bloom
Executive Director
Finance
Liberty Group

Lee Izikowitz
Chief Information Officer
Liberty Group

Mike Lledo
Managing Director
Liberty Collective
Investments











Ian Maron
Managing Director
Liberty Corporate Benefits
Liberty Group

Dave Nohr
Executive Director
Actuarial
Liberty Group

Alan Woolfson
Managing Director
Charter Life

Jim McLean
Managing Director
Liberty Group Properties

Dan Pienaar
Managing Director
Liberty Healthcare

Themba Gamedze
Empowerment Executive
Liberty Group

Alan Miller
Managing Director
Liberty Asset
Management

Martin Smale
Managing Director
Liberty Personal Benefits
Liberty Group

Ron Mitchell
Chief Executive Officer
Liberty Ermitage

INTRODUCTION

The continuing commitment of the Liberty Group (Liberty Holdings Limited, Liberty Group Limited and its subsidiaries) to the ongoing review and continuous reassessment of the quality of corporate governance practices in South Africa is evidenced by the Liberty Group's chairman, Derek Cooper, and deputy chairman and Group chief executive, Roy Andersen, both being active members of the King Committee. Due to the dynamic and more complex business environment evolving in South Africa, the King Committee has recently revisited the 1994 report and has proposed numerous additional standards aimed at enhancing governance.

As a continuous management objective, the Liberty Group maintains a strong drive to remain at the cutting edge of global best practices in business management and corporate governance. The primary motivation is to ensure that the Liberty Group conducts its business activities with integrity in order to be responsive to the needs of all stakeholders, including investors, employees, policyholders and other clients.

The Liberty Group remains firmly committed to the promotion of good corporate governance practice as set out in the King Report on Corporate Governance in South Africa of November 1994, and is compliant with the contents of the King Report, including the code of corporate practices and conduct.

BOARDS OF DIRECTORS

Composition of the boards of directors

The composition of the boards of directors of both Liberty Group Limited and Liberty Holdings Limited ("boards") at 31 December 2001 are featured on pages 92 and 152.

The two listed companies have each adopted a unitary board structure, with the Liberty Group Limited and Liberty Holdings Limited boards consisting of 13 and 8 directors, respectively, post the restructuring on 13 March 2002. These directors are drawn from diverse backgrounds and bring a wide range of experience, insight and professional skills to the board.

Role and function of the boards of directors

The boards are responsible for the ultimate control of the businesses of the Liberty Group and for ensuring that appropriate management structures are in place. Some of these structures are described in this corporate governance review. These structures are designed to provide a reasonable level of assurance as to the proper control of the Liberty Group's affairs.

The boards participate in discussions on, and monitor the progress of, strategic direction and policy, business acquisitions and disposals, the approval of major capital expenditure, consideration of significant financial matters, risk management, succession planning, the monitoring of executive management's activities and any other matters that have a material impact on the Liberty Group's affairs.

The boards meet quarterly under the chairmanship of Derek Cooper. Additional meetings are arranged as and when necessary. The Liberty Group's overall daily operations are managed and overseen by Roy Andersen as Group chief executive.

Details of attendance of each director at meetings of the boards are set out on pages 25 and 26.

Independence of the boards of directors

By adhering to a number of key principles, the boards' independence from the daily executive management team is ensured:

- the roles of chairman and chief executive are kept separate;
- in Liberty Group Limited, seven of the 13 directors are non-executive and, in Liberty Holdings Limited, six of the eight directors are non-executive;
- the Group audit and actuarial committee consists of non-executive directors and an external consulting actuary and the Group remuneration committee consists of non-executive directors and the chairman of the boards;
- non-executive directors do not hold service contracts with the Liberty Group and their remuneration is not tied to the financial performance of the companies; and
- all directors have access to the advice and services of the Group secretary and are entitled, at the expense of the Liberty Group if the prior agreement of the Group Chairman is obtained, to seek independent professional advice on the affairs of the Liberty Group.

Going concern

The financial statements of Liberty Group Limited and Liberty Holdings Limited, set out on pages 89 to 143 and pages 149 to 182 respectively, have been prepared on the going concern basis because the directors have no reason to believe that the Liberty Group does not have adequate resources to continue in business for the foreseeable future.

The directors' statements, of Liberty Group Limited and Liberty Holdings Limited, on the Group as a going concern are set out in their report on pages 93 and 153 respectively, of this annual report.

Risk management

The boards are responsible for ensuring that appropriate risk management processes are in place. Management and various specialist committees are tasked with managing risk on a day-to-day basis. Details of these committees are set out on pages 20 to 25 of this annual report.

The Liberty Group's risk management processes are designed to control and monitor risk throughout the Liberty Group. For effectiveness, these processes rely on regular communication, sound judgement and a knowledge of products and markets by the people closest to them.

Risk management continues to evolve globally and our processes are under constant review. A Group risk management function has been established, reporting to the executive director finance, with the aim of developing, communicating and overseeing the processes for managing risk across the Liberty Group. Regular oversight by the Group audit and actuarial committee takes place.

The major risks to which the Liberty Group is exposed are set out in notes 4 and 5 on pages 113 to 117 of this annual report.

Share dealing by directors and officers

The Liberty Group has implemented a code which imposes closed periods, prohibiting dealing in its securities by directors and officers preceding the announcement of financial results or in any other period considered sensitive, having regard to the requirements of the JSE in respect of dealings of directors. The company secretary undertakes the administration required to ensure compliance with this code under the direction of the executive director, finance.

The code goes further by also restricting dealings by directors and officers (to the extent that they are aware) in any security that may be affected by a transaction or proposed transaction between Liberty Group Limited or Liberty Holdings Limited and such company.

Appointment and re-election of directors

All directors of Liberty Holdings Limited are subject to retirement by rotation and re-election by shareholders at least once every three years in accordance with that company's articles of association.

In respect of Liberty Group Limited, only the non-executive directors are subject to retirement by rotation and re-election by shareholders at least once every three years in accordance with that company's articles of association.

The appointment of new directors is approved directly by the appropriate board, or by shareholders.

The Group chief executive has, as part of his contract of employment, a requirement to give or receive six months' notice to terminate his services and other executive directors are required to give or receive one month's notice to terminate their services.

Internal, financial and operating controls

The boards acknowledge their responsibility for ensuring that the Liberty Group implements, and monitors the effectiveness of, systems of internal, financial and operating controls. These systems are designed to provide a reasonable degree of assurance against material misstatement and loss.

The identification of risks and the detailed design, implementation and monitoring of adequate systems of internal, financial and operating controls to manage such risks are delegated to senior executive management by the boards. The Group audit and actuarial committee reviews these matters regularly on behalf of the boards.

Even effective systems of internal, financial and operating controls, no matter how well designed, have inherent limitations, including the possibility of circumventing or overriding such controls. Such systems can therefore not be expected to provide absolute assurances. Effective systems of internal, financial and operating controls, therefore, aim to provide reasonable assurance of the reliability of financial information and, in particular, of the financial statements.

Moreover, changes in the business and operating environment could have an impact on the effectiveness of such controls which, accordingly, are reviewed and reassessed continuously.

The Liberty Group maintains internal, financial and operating controls that are designed to provide reasonable assurance regarding:

- the safeguarding of assets against unauthorised use or disposition;
- compliance with applicable laws and regulations; and
- the maintenance of proper accounting records and the adequacy and reliability of financial information.

The external and internal audit functions assist in providing the boards and senior executive management with monitoring mechanisms for identifying risks and assessing controls appropriate to managing such risks.

The boards have not been made aware of any issue that would constitute a material breakdown in the functioning of these controls during the financial year under review or subsequently.

The external auditors, although not responsible for the Liberty Group's systems of controls, have indicated that they are not aware, based on the scope of the work performed by them, of any matters relating to such controls that would constitute a material breakdown. A material breakdown is defined as being any identified weaknesses that result in material losses, contingencies or uncertainties that require disclosure in the annual financial statements or the external auditors' report.

SUBCOMMITTEES OF THE BOARD OF DIRECTORS

The boards have established two standing committees. These committees, the Group audit and actuarial committee and the Group remuneration committee, operate according to the terms of reference stipulated by the respective boards. Details of these and all other relevant Group committees are featured on pages 20 to 25.

Group audit and actuarial committee

Members

Messrs W S MacFarlane (chairman and non-executive director), D D B Band to 13 March 2002, D A Hawton, A Romanis and M J Shaw from 13 March 2002 (all of whom are non-executive directors) and S Handler, an actuary and retired senior executive director of the Liberty Group.

Principal objectives

The Group audit and actuarial committee's principal objectives are to:

- act as an effective communication channel between the boards on the one hand and the external auditors and the head of internal audit on the other;
- satisfy the boards that adequate internal, financial and operating controls are addressed and monitored by management and that material corporate risks have been identified and are being contained and monitored;
- provide the boards with an assessment of the effectiveness of the external auditors and the internal audit function;
- provide the boards with an assessment of the state of risk management within the Liberty Group and the effectiveness of the compliance function;
- enhance the quality, effectiveness, relevance and communication value of the published financial statements and other public documentation of a financial nature issued by the Liberty Group, with specific focus being placed on the actuarial assumptions, parameters, valuations and reporting guidelines and practices adopted by the statutory actuary as appropriate to the Liberty Group's life insurance activities;
- provide the boards with an independent point of reference in seeking a resolution of interpretative and controversial issues that impact on the published financial statements and other public documentation issued by the Liberty Group; and
- review the extent and nature of non-audit services provided by the external auditors.

The members of the Group audit and actuarial committee review the audit plans and scope of the external and internal audit functions. The external auditors, the head of internal audit, the statutory actuary, Group secretary and Group compliance officer have unrestricted access to the chairman of the Group audit and actuarial committee at all times.



The financial control, risk management and compliance team:

Roy Dobson, Jason Durr, Daryl Glass and Mark Alexander who coordinate and report on business unit activities within a pre-defined framework.

Meetings

Group audit and actuarial committee meetings are held at least four times a year and are attended by the Group's external auditors, the statutory actuary, the head of internal audit and the appropriate members of the senior executive management team.

Group remuneration committee

Members

Messrs D A Hawton (chairman), D D B Band to 13 March 2002 (both non-executive directors) and D E Cooper (chairman of the board of directors).

Principal objectives

The remuneration committee deals with all aspects of the remuneration of directors and senior executive management, including the allocation of share options. The committee's principal objectives are to:

- ensure that executive directors and members of senior executive management are appropriately and fairly remunerated and incentivised for their contribution to the Liberty Group's financial and operating performance in accordance with the Group's remuneration philosophy;
- demonstrate to all stakeholders that the remuneration of executive directors and senior executives is approved by a committee of board members who will have regard to the interests of the shareholders and the financial and commercial health of the Liberty Group;
- ensure that market competitive reward strategies and programmes are in place to facilitate the recruitment, motivation and retention of high performance staff at all levels in support of realising corporate objectives and safeguarding shareholder interests;

- the design and management of salary structures and policies, incentive schemes and share option programmes to ensure that they motivate sustained high performance and are linked to corporate performance;
- review the mandates and terms of reference of the remuneration committees of subsidiaries of Liberty Group Limited and to approve the remuneration policies and practices recommended by them;
- develop and implement a remuneration philosophy for disclosure to stakeholders in order to enable them to make a reasonable assessment of the reward practices and governance process; and
- ensure compliance with applicable laws and codes.

Meetings

The Group remuneration committee meets at least twice a year.

Directors' remuneration

Remuneration philosophy

The Liberty Group's philosophy is to appropriately reward performance which results in the attainment of business strategies and goals. Remuneration packages are structured at levels that will attract, incentivise and retain top calibre senior executives.

The fixed element of remuneration is set at relevant market related levels and is then supplemented with meaningful amounts of performance related pay. This is linked to the achievement of strategy and is intended to incentivise and motivate executives to align individual goals with organisational goals.

Executive directors and senior executives also participate in the Liberty Group's share option scheme. This is intended to promote an alignment of interests with those of shareholders and provide a longer-term incentive as part of the remuneration structure.

Pension and medical aid benefits are provided on the same basis as provided to other employees.

Performance component

In accordance with the remuneration philosophy, the package for executive directors and senior executives includes a fixed salary and benefit component, as well as a variable performance linked payment and an allocation of share options.

Reviews done annually

Packages, including bonus payments, are reviewed annually with due regard to performance and market rates. No director or senior executive is present when his package is discussed.

Fees for non-executive directors

Non-executive directors receive a fee for their contribution to the boards and board committees of which they are members. Fee structures are recommended to the remuneration committee and the board by the chairman of the remuneration committee, after suitable research on trends in and levels of directors' remuneration.

Disclosure of directors' remuneration

Individual disclosure of the remuneration of executive and non-executive directors of Liberty Group Limited and Liberty Holdings Limited is incorporated on pages 137 to 139 and 178 to 179, respectively, of this annual report.

RISK AND GENERAL MANAGEMENT COMMITTEES

The following committees are not sub-committees of the boards of directors. These committees are management committees that are responsible for governing key aspects of the business of the Liberty Group.

Executive management committee (EMC)

Members

Messrs R C Andersen (chairman), H I Appelbaum, M A Bloom, L G Came, B T Gamedze (appointed 15 January 2002), M L Garbutt, L I Izikowitz, M J Jackson, C V Lawrence, M J Lledo, I H Maron, J McLean, A J Miller, R L Mitchell, D S Nohr, D L C Pienaar, M Smale and A J Woolfson.

Primary objectives and meetings

The executive management committee acts as an advisory body to the Group chief executive on the operations of the Liberty Group. It meets at least monthly and is responsible for the strategic plan, as approved by the board, its implementation and the monitoring of its progress.

The various risk management committees detailed below are represented at the executive management committee.

Group development committee

Chairman

R C Andersen

Primary objectives and meetings

To ensure that the Liberty Group attracts, retains, develops and utilises the required high level human capital to achieve its strategic objectives by:

- developing a Group succession plan for all key positions;
- reviewing human capital index changes and trends and taking corrective action as and when required; and
- assuming a proactive role in the development and monitoring of key individuals' career development.

This committee meets three times each year.

Group finance committee

Chairman

M A Bloom

Primary objectives and meetings

The Group finance committee meets monthly and is responsible for operational finance matters such as:

- the determination and implementation of financial policies and procedures;
- planning of budget and reporting cycles;

- improvement of core accounting processes and internal controls;
- development of financial reporting processes; and
- driving value from existing and new technologies.

Product development committee

Chairman

R C Andersen

Primary objectives and meetings

The product development committee meets monthly to assess whether all new products conform to the Liberty Group's predetermined requirements and standards such as appropriate margins, investment backing, legal, underwriting, tax considerations and, where appropriate, currency risks, as well as the Liberty Group's administrative capabilities for managing these products.

Investment operations committee

Chairman

M A Bloom

Primary objectives and meetings

The investment operations committee oversees the high-level asset mix parameters for various products and portfolios. It is also tasked with agreeing benchmarks and mandates for performance of each investment portfolio in conjunction with Liberty Asset Management Limited. Asset, liability matching is a core focus of the committee. This committee meets monthly.

Underwriting committee

Chairman

D S Nohr

Primary objectives and meetings

The committee meets quarterly to review underwriting standards and claims analyses.

Technology strategy committee

Chairman

L I Izikowitz

Primary objectives and meetings

The principal objective of the committee is to ensure that due diligence is applied in the selection and adoption of new technologies. This committee defines which technologies are core for the Liberty Group and ensures that Business Units only adopt technology that is compatible with their business needs and is sustainable. This committee also oversees the enhancement of information security and meets monthly.

Information technology & operations (IT&O) board

Chairman

L I Izikowitz

Primary objectives and meetings

The IT&O board ensures that due diligence is applied with respect to purchasing of information technology (IT) products and services and that the IT infrastructure is maintained cost efficiently. Meetings are held quarterly.

Directors' meetings

The number of directors' meetings and number of meetings attended by each of the directors during the year were:

	Board of directors		Group audit and actuarial committee		Remuneration committee		Executive management committee	
	A	B	A	B	A	B	A	B
Liberty Group Limited								
D E Cooper	4	4			3	3		
R C Andersen	4	4					16	16
H I Appelbaum	4	4					16	10
M A Bloom	4	4					16	16
M J Jackson	4	4					16	15
D S Nohr	4	4					16	15
D D B Band	4	4	5	5	3	3		
E Bradley	4	4						
D A Hawton	4	4	5	4	3	3		
R J Khoza	4	4						
W S MacFarlane	4	4	5	5				
R A Plumbridge	4	3						
M Rapp	4	2						
C B Strauss	4	4						
E P Theron	4	3						
S J Macozoma	4	2						
J H Maree	4	4						
A Romanis	4	4	5	5				

Column A indicates the number of meetings held during the year while the director was a member of the board or committee.

Column B indicates the number of meetings attended by the director during the year while the director was a member of the board or committee.

	Board of directors A	Board of directors B	Audit committee A	Audit committee B
Liberty Holdings Limited				
D E Cooper	2	2		
R C Andersen	2	2		
D D B Band	2	2	5	5
E Bradley	2	2		
D A Hawton	2	2	5	4
W S MacFarlane	2	2	5	5
R A Plumbridge	2	2		
M Rapp	2	2		
C B Strauss	2	2		
J H Maree	2	2		
A Romanis	2	2	5	5

Column A indicates the number of meetings held during the year while the director was a member of the board or committee.

Column B indicates the number of meetings attended by the director during the year while the director was a member of the board or committee.

OTHER KEY GOVERNANCE ISSUES

Boards of directors of subsidiary companies

Liberty Group Limited's operating subsidiaries have their own boards of directors, which are responsible to the Liberty Group Limited board for the proper management of the subsidiary companies. The boards of the operating subsidiary companies meet on a quarterly basis under the chairmanship of Roy Andersen.

The role of these boards involves participating in discussions on, and maintaining the progress of strategic direction and policy, approval of major capital expenditure, consideration of significant financial matters, risk management, succession planning and any other matters which have a material impact on the subsidiary companies' activities.

Communications with stakeholders

The Liberty Group remains committed to a policy of effective communication and engagement with its stakeholders, the investment community and regulators on issues of mutual interest. It subscribes to a policy of open, frank and timeous communication with its stakeholders in its activities on both financial and non-financial matters.

The main stakeholders fall into the following broad categories:

- shareholders;
- policyholders, intermediaries and other customers;
- employees and their community; and
- suppliers and other business partners.

Communication of the stewardship of the financial and other resources, and the strategic direction of the Liberty Group, has been prompt and open. This commitment was again rewarded during the year under review when the Liberty Group received the Best Chairman's Statement award for the 2000 financial statements as well as the Best Reporting and Communication award – Insurance sector, from the Investment Analysts Society of Southern Africa (IAS).

The Liberty Group produces an annual employee report in which the highlights, corporate aspirations and activities of the preceding financial year are reviewed. A comprehensive Intranet site, to which unrestricted access is available to every employee, has been established to ensure prompt communication and to provide employees with information on topics of interest. These topics include information on job vacancies, as well as available opportunities for employee training and development. In addition, Roy Andersen, the chief executive, and other executives meet with groups of employees at lunches on a regular basis. At these functions, employees are encouraged to engage them in key business and workplace issues of mutual interest. A facility exists via Intranet for staff to pose questions to executive management on topics of their choice.

The Liberty Group produces a monthly magazine, the Liberty News, for all its employees, as a means to foster group identity and keep all staff informed of happenings within the Liberty Group.

On a quarterly basis, executive management forums are held at which the chief executive addresses the Liberty Group's senior and middle management on progress with strategic initiatives as well as key business and industry developments and issues.

The Liberty Group has also established a consultative process with employees in order to ameliorate the impact of technological and other organisational changes in the working environment and, as a result, has enjoyed continuing good labour relations.

Liberty Group Limited was placed 9th in the 2001 preferred employer survey conducted by Deloitte & Touche, reflecting the progressive direction being followed in the management of human resources. The Liberty Group seeks to promote a healthy, secure and participative social and working environment with its staff, business associates and society at large. The duty of being a responsible, caring and exemplary corporate citizen is considered to be an obligation.

Human capital management

Human talent and knowledge are amongst the Liberty Group's core assets and there is significant focus on expanding the base of highly skilled and motivated employees within the Liberty Group. To this end, the Liberty Group has introduced its own internationally styled and benchmarked human capital index.

The index's primary focus is to ensure that the Liberty Group maintains and refines the principles, processes and programmes needed to appreciate its human capital and prevent a decline in the value of this resource from one quarter to the next.

Compliance

The primary role of the Group compliance function is to assist management in complying with statutory, regulatory, supervisory and policyholder protection rule requirements. The Group compliance function together with the compliance functions of the business units facilitate the management of compliance through analysis of statutory/regulatory requirements, training, monitoring and other services.

The Group compliance function reports to the executive director finance, with regular oversight exercised by the Group audit and actuarial committee.

External audit

PricewaterhouseCoopers Inc. are the Liberty Group's appointed external auditors. In addition to the audit of Liberty Group's operations worldwide, PricewaterhouseCoopers also audit the Liberty Group embedded value.

Internal audit

The internal audit functions of the Liberty Group are located in Group internal audit services. The Liberty Group's internal auditors perform an independent review and appraisal of the Liberty Group's operational activities and operate with the full authority of the Group audit and actuarial committee.

Group internal audit services is charged with examining and evaluating the effectiveness of the Liberty Group's operational activities, the attendant business risks and the systems of internal, financial and operating controls, with major weaknesses being brought to the attention of the Group audit and actuarial committee, the external auditors and members of senior executive management for their consideration and remedial action.

All reports issued by Group internal audit services are circulated to the external auditors for their perusal, comment and, where appropriate, action.

Company secretarial function

The company secretary is required to provide the directors of the company, collectively and individually, with guidance as to their duties, responsibilities and powers. He is also required to ensure that the directors are aware of all laws and legislation relevant to, or affecting the company and reporting at any meetings of the shareholders of the Company or of the Company's directors, any failure to comply with such law or legislation, including the JSE listings requirements.

The company secretary is also required to ensure that minutes of all shareholders' meetings, directors' meetings and the meetings of any committees of the directors are properly recorded in accordance with section 242 of the Companies Act.

Code of ethics

The Liberty Group subscribes to the highest levels of professionalism and integrity in conducting its business and dealings with stakeholders. All Liberty Group employees and representatives are expected to act in a manner that inspires trust and confidence from the general public.

The Liberty Group has formalised a code of ethics, which is updated from time to time and prescribes the Liberty Group's approach to business ethics and its obligations to clients, shareholders, employees, representatives, suppliers, the general public and the authorities.

This code of ethics, which has been, and will continue to be, the subject of a dialogue with the Liberty Group's employees and representatives, specifies the following basic approach to business ethics:

- commercial businesses should operate and compete in accordance with the principles of free enterprise;
- free enterprise is, nevertheless, constrained by the observance of law and of generally accepted principles governing ethical behaviour in business;
- ethical behaviour is founded on the concept of utmost good faith and characterised by integrity, reliability and a commitment to avoid harm;
- ethical business activities will benefit all participants through a fair exchange of value or satisfaction of need;
- the creation and enjoyment of profit is both a legitimate component of this exchange and an incentive to continue participating in business;
- other than the observance of legal and ethical business practices, we expect no favours from our competitors – nor should they expect any from us;
- we expect equivalent standards of ethical behaviour from those individuals and companies with whom we conduct business; and
- it is incumbent upon every commercial enterprise to strive for excellence in its ethical standards, as in any other aspect of its activities.

Employment equity

A charter was drafted for the Liberty Group's employment equity forum and the forum was established in March 1999. The employment equity charter presents and guides the basis upon which employment equity will be embraced by the Liberty Group in terms of South Africa's Employment Equity Act.

The forum, which consists of 14 elected representatives, assists the executive management committee by providing constructive ideas and practicable formulae in relation to the Employment Equity Act, and also assists the Liberty Group to address the challenges of diversity in the workplace.

During the year, the forum reviewed quarterly performance against plans and advised on areas where changes were required and/or additional interventions required. It also assisted the Liberty Group with the development of the Employment Equity Plans, as well as the preparation of the reports for the Department of Labour. The Liberty Group has been included in the Equity Registry launched by the Department of Labour.

The Liberty Group has appointed a dedicated manager whose main role is the co-ordination and execution of the work needed to embrace employment equity. This function resides within Group Human Resources and works closely with the forum.

Staff composition at 31 December 2001

	Male		Female		
Broadband	**AIC***	**White**	**AIC***	**White**	**Total**
Top management	Note (i)	15			**15**
Senior management	1	19			**20**
Specialists and mid-management	13	130	7	29	**179**
Skilled workers and junior management	558	729	584	887	**2 758**
Semi-skilled workers	472	39	399	183	**1 093**
Unskilled workers	36		25		**61**
Total	**1 080**	**932**	**1 015**	**1 099**	**4 126**

**AIC = African, Indian and Coloured.*

(i) In January 2002 Themba Gamedze was appointed to the executive management committee.

Corporate social responsibility

The Liberty Group has been actively concerned with various aspects of social development for more than 30 years and, through the activities of the Liberty Foundation and other Group community-focused initiatives, has gained an enviable reputation for sustained and innovative involvement in the upliftment of the historically disadvantaged members of South African society.

In particular, the Liberty Group's corporate social responsibility and investment activities are concentrated on educational activities to ensure that South Africa evolves towards realising much of its untapped human capital potential.

More detailed comment on the activities of the Liberty Foundation, along with some of the other more notable social investments and socio-economic enhancement projects undertaken by the Liberty Group, are summarised on pages 32 to 36.

HIV/AIDS

The Liberty Group has a strategy and plan for managing HIV/AIDS in the workplace. The objective is to minimise the total impact of the HIV/AIDS pandemic on the Liberty Group and all of its stakeholders to a level which will ensure the long-term sustainability of business operations, while providing the maximum support possible to HIV positive employees.

An important part of the strategy is providing employees with access to appropriate education or counselling on the prevention and management of HIV/AIDS and other life-threatening diseases.

Liberty executives have recognised the need to address the pandemic in the community at large, not just inside the Liberty Group. Liberty will be partnering with Hope Worldwide, an international NGO, to train peer educators to educate people on the causes and prevention of HIV/AIDS and how to manage HIV positive family members at home. The peer educators will operate within both Liberty and the community.

Procurement practices

The Liberty Group has formalised its procurement procedures, with a sourcing and supplier management department managing key supplier relationships, service, policies and procedures. Value added purchasing teams have been established. The purpose of these teams is to integrate supplier capabilities into the Liberty Group's processes and thereby achieve a competitive advantage through cost reduction, technology development, service, quality and cycle time improvements.

In addition, the Liberty Group has adopted a policy to guide the sourcing from previously disadvantaged groups. Liberty Group Limited is a member of the Corporate SMME Development Forum (CSDF), a private sector membership based company that aims to support and enhance the SMME efforts of its members in the area of black economic empowerment and affirmative procurement.

While affirmative procurement is in its early stage, Liberty Group is making a positive contribution. Close to R20 million or 3% of the Group's commodity expenditure during 2002 will be devoted to black economic empowerment (BEE) companies. By 2005, the Group intends to allocate at least 10% of its commodity procurement budget to BEE suppliers.



Hylton Appelbaum – Executive Director of Liberty Group Limited responsible for The Liberty Foundation.

THE LIBERTY FOUNDATION AT A GLANCE

The Liberty Foundation continues to be driven by an effective philosophy of human empowerment, rather than a culture of short-term charitable handouts. The foundation operates on the premise that people in historically disadvantaged communities can and should be empowered to have and pursue choice, so they can achieve sustainable self-sufficiency and thereby play a more constructive role in the wider South African community.

In support of its philosophy, the Liberty Foundation has four core objectives:

- to provide funding for effective educational, social developmental and charitable endeavours;
- to promote individual empowerment and sustainable economic development;
- to encourage community organisations to harness their skills and expertise in order to generate economic activity, create new jobs and build capacity; and
- to identify strategic development opportunities and to help to make them achievable.

Symbiotic and fruitful partnerships are favoured, whether these are national or concentrated on one specific community. The foundation also favours those practical initiatives that enable it and its social partners to harness new and appropriate media and technology for the attainment of project goals, especially in the field of education.

UNLOCKING HUMAN POTENTIAL THROUGH EDUCATION

Strong focus on education maintained

Given the magnitude of South Africa's socio-economic challenges, especially the dire need to eliminate the ravages of poverty, the Liberty Group continues to focus primarily on supporting education.

During the 2001 financial year, under the auspices of the Liberty Foundation, the Group further increased its social investments into various complementary education initiatives. This trend will continue throughout 2002, and is expected to persist for the remainder of the decade.



The focus on education is founded on the simple premise that the higher a nation's educational levels and the stronger its skills base, the greater is its inherent ability to pursue and achieve higher economic standards. By world-best standards, too many South Africans are undereducated and underskilled. They therefore lack the strong resources needed to compete with, and to emulate the social and economic standards of, the world's far more affluent and well-developed nations.

Fruitful partnerships with key media players

Throughout 2001, as in the previous two financial years, Liberty Foundation maintained fruitful partnerships with educational authorities and newspaper publishers by sponsoring a series of indispensable weekly educational supplements. These popular supplements, carried as inserts in such major national and regional newspapers as The Argus, Beeld, City Press, The Sowetan, The Star and Sunday Times, are aimed at learners from the junior primary phase up to matric level.

The publications cover essential academic subjects, including English, mathematics, biology, general science and accountancy, as well as general literacy and current affairs. These Liberty-branded supplements reach tens of thousands of educators and learners each week of the school terms. They form a highly cost-effective delivery channel.

Complementing the newspaper initiatives is the successful television programme, The Liberty Learning Channel, broadcast by the South African Broadcasting Corporation (SABC). The Liberty Learning Channel again broadcast over 600 hours during the year, bringing valuable core curriculum material to grade 11 and 12 learners in the subjects of biology, chemistry, physics, mathematics and English. The channel is also televised to more than 100 million schoolchildren in 17 other African countries, including Namibia, Botswana, Swaziland, Lesotho, Nigeria, Ghana and Uganda.

The Liberty Foundation will continue to sponsor The Liberty Learning Channel during the 2002 academic year. Plans are afoot to widen coverage to bring core curriculum content to other learners besides grade 11 and 12 learners over a greater number of broadcast hours. In addition, the foundation intends to widen the subject coverage to also feature business economics and accountancy, among other essential subjects.





The channel's educational content is also being made available through other media, most notably video cassettes and compact discs (CD-ROM format). The goal is to bring affordable, high-quality curriculum material in quality formats to as many schoolchildren as possible, thereby maximising the return on the Group's investment in The Liberty Learning Channel.

Liberty Foundation continued to sponsor one of the Internet's most popular educational websites in South Africa, www.learn.co.za. This website reflects the benefits of bringing the Internet to underresourced communities by enabling learners not only to use interactive teaching and learning facilities, but also to receive downloadable previously used exam papers free of charge.

Assisting underresourced schools with pride

During 2001 the Liberty Foundation extended its 2000 initiative by further facilitating the publication and distribution of affordable textbooks. This commitment helped to deliver the new curriculum to scores of underresourced primary and secondary schools in many parts of South Africa in partnership with the national Department of Education.

Nurturing academic excellence at universities

Liberty Foundation again supported select tertiary education programmes as part of a commitment to maintain academic support partnerships with universities and South Africa's national Department of Education. Besides the Group co-sponsoring undergraduate and postgraduate business-related studies for qualifying employees and a select few school-leavers, Liberty Foundation believes there is value in supporting some of the more esoteric, non-business-related university faculties, departments and facilities.

Since 1990 the foundation has invested more than R320 million into social development initiatives throughout South Africa.

This is founded on two key objectives:

- retaining academic excellence; and
- complementing the country's cultural diversity with academic diversity.

University programmes supported during 2001 included:

- Rhodes University's International Library of African Music; and
- University of Pretoria's Centre for Alternative and Augmentative Education.


AFRIKA
buy-africa.com

New entrepreneurial partnership with Wits Business School

During the year the Liberty Foundation, working in partnership with the Sunday Times and the Wits Business School (WBS) at the University of the Witwatersrand, launched the Internet-based It's My Business initiative. It's My Business is a series of computer-based training modules conceived to help independent entrepreneurs and owners of small businesses to acquire valuable new business management knowledge and skills.

The course, usually offered through the WBS at a cost of R12 000, is available free of charge. Almost 30 000 people completed the course last year, a clear indication of its value.

Further support for Buy-Afrika and job-creation

The Liberty Foundation again supported the non-profit Buy-Afrika employment-creation initiative. This innovative venture promotes the design, development, marketing and advancement of well-designed, high-quality and distinctly African artefacts and other goods for sale to local and international consumers. Buy-Afrika's successful Christmas Africa initiative was again popular with consumers in South Africa, America, Europe and other parts of the globe.

During 2001 Buy-Afrika launched the Design Africa initiative to focus specifically on placing expert design and technical resources into crafts groups and small businesses in order to help them produce goods for which there is an international demand.

Lending a caring hand beyond Liberty Foundation

Through Liberty Healthcare, the Group continued to sponsor the highly visible and effective Liberty-1 rescue helicopter. Launched as a Group initiative in 2000, Liberty-1 is the primary emergency response vehicle of the Special Trauma Air Response (STAR) service in Gauteng. Based at the Johannesburg General Hospital, STAR provides a rapid-response, 24-hour medical emergency facility for the greater community of Gauteng.


LIBERTY
THEATRE
ON THE
SQUARE
STAR
LIBERTY

Liberty Theatre on the Square – Eric Bernstein, Pippa Hunt, Jim McLean, Daphne Kuhn and Gavin Came attended the opening night of the newly sponsored Liberty Theatre on the Square on 7 November 2001.

Working in partnership with a major cellphone service provider, Liberty Healthcare also continued to sponsor the 24-hour Medi Info medical advisory helpline service.

The Group continued to sponsor the well-supported Liberty Ride for Sight fund-raising event for cycling enthusiasts. Ride for Sight raises funds to sponsor a campaign to reduce retinal blindness, which affects more than 150 000 South Africans annually. More than 50% of the Ride for Sight's funds last year was raised through this cycling event.

Liberty also sponsored a year-long AIDS cycle tour, covering 6 000km, with the purpose being to raise HIV/AIDS awareness among South African youth. AIDS workshops were conducted at local schools and events to promote education on the dangers of HIV, safe sex and living with the virus.

for the year ended 31 December 2001

	Group		
	2001	2000	Change
	Rm	Rm	%
Group value added			
Premiums and reinsurance recoveries	**14 330,7**	13 753,0	4,2
Investment and other operating income[1]	**17 699,1**	6 822,4	159,4
Commissions paid to agents and brokers	**(1 229,2)**	(1 028,5)	19,5
Payments to suppliers of material and services	**(674,2)**	(438,5)	53,8
Wealth created	**30 126,4**	19 108,4	57,7

Wealth distributed among stakeholders[2]


2001
1,8%
7,4%
2,8%
4,8%
83,2%
2000
4,8%
2,3%
3,5%
3,9%
85,5%
Employees salaries and other benefits
Government
Policyholder claims, benefits and increase in reserves
Providers of capital
Retentions to support future growth

Group value added is the wealth created by the Group from its products and services. The statement above shows how this wealth created has been distributed among the Group's stakeholders.

(1) Includes investment surpluses/deficits.

(2) Excludes the capital reduction of R3 260,0 million and the related secondary tax on companies of R232,8 million.

Independent research shows Liberty staff and management have an exceptionally clear understanding of their roles and responsibilities.

In essence, Liberty's 6 000 committed people have a clear view on what they need to do to achieve Liberty's single-minded goal: Build value.


one goal
ABC
2

one goal



Redeploy shareholder investments into financial services

- Capital reduction of R12,00 per share amounting to R3,5 billion completed on 4 April 2001.
- 25,8 million South African Breweries shares sold during 2001 reducing previously overweight position.
- STANLIB transaction announced – merger of asset management, unit trust, linked product and investment marketing businesses.

Individual business – leverage the strong position in the upper income market

- Indexed new business sales of Liberty Personal Benefits up 18%.
- Market share of individual recurring premiums increased from 11% in 1999 to 17% in 2001.
- Market share of individual single premiums increased from 13% in 1999 to 15% in 2001.
- Successful product launches in 2001, including United Kingdom Property Bond, Global Capital Bond and freestanding dread disease products.

Implement customer value management programme

- First-wave results of pilot phase delivered enhanced production.

Expand Liberty Corporate Benefits' business

- New recurring business sales of Liberty Corporate Benefits up 18% to R346 million.
- 966 new funds taken on in 2001.

continued delivery on **strategic objectives**

Drive continued growth in bancassurance

- Total new business premiums up 7% to R1,7 billion.
- Bancassurance agreement renegotiated and extended to 2012.
- Stanfin to be managed by Liberty.

Provide private banking services to clients

- Being developed by Standard Bank with support from Liberty.

Achieve further synergies with Standard Bank

- STANLIB transaction announced – merger of asset management, unit trust, linked product and investment marketing businesses.
- Lodestone new business flows have commenced.

Establish an empowerment partnership

- Simeka Financial Services launched in 2001.
- Oracle Employee Benefits sold to Simeka with effect from 1 October 2001.

Leverage Liberty Ermitage for international expansion

- Liberty Ermitage assets under management increased by10% to $2,2 billion.
- Liberty Ermitage funds launched in South Africa with sales of R793 million.
- Infrastructure and human capital in place for growth in 2002.
- Prestigious award received by Liberty Ermitage as Runner up – Global Investor Award for Excellence 2001.



Roy Andersen – *Group CEO*

INTRODUCTION

Continuing delivery on strategic plan

The Group has built on the groundwork of 1999 and 2000 by anticipating market trends and by adhering to its vision, cultural strengths and strategic plan. Liberty Group Limited's (Liberty) overall results for 2001 are gratifying in the light of the year's challenging environment. One need consider just a few of the highlights:

- most of the business units, including the new Liberty Ermitage offshore business, were developed further and achieved appreciable growth;
- on-balance sheet new business premium income increased by 11% on the index basis, with off-balance sheet new business increasing from R8,5 billion for 2000 to R10,0 billion for 2001;
- the value of new business increased by 16,4% from R390,6 million in 2000 to R454,8 million in 2001;
- the new business margin increased from 17,6% at 31 December 2000 to 18,5% at 31 December 2001;
- most funds under management achieved excellent investment performance;
- the symbiotic relationship with Standard Bank gained impetus and unlocked new value for Liberty and Standard Bank;
- the technological platform was expanded and enhanced;
- the first phase of the Group's new customer value management initiative was launched; and
- several innovative products and services were unveiled.

This review first addresses strategic developments and thereafter the results of operations for the year.

pleasing growth achieved in challenging markets

FORMATION OF STANLIB LIMITED

Partnership gains new ground

On 26 February 2002, after several months of analysis and consideration, Standard Bank Investment Corporation Limited (Stanbic) and Liberty announced the intended formation of STANLIB Limited (STANLIB).

Key trends in the international and South African financial services sectors clearly indicate that the demand for effective wealth management is growing. Discerning consumers are increasingly requiring world-class banking, insurance, investment and related financial services from reputable and innovative service providers. Stanbic and Liberty are to increase their presence in the field of developing and supporting wealth management services.

STANLIB, to be held 50:50 by Stanbic and Liberty, will consist of the combined and highly complementary domestic and African asset management, unit trust, linked product and investment marketing businesses of both groups.

The transaction will result in the following structure:


Stanbic
54,7%
Liberty Holdings
54,7%
Liberty
50%
50%
STANLIB
100%
100%
STANLIB Asset Management
STANLIB Wealth Management

The new venture, to be rolled out in the first half of 2002, will offer several benefits by:

- providing access to the combined comprehensive financial products distribution network of Standard Bank and Liberty;
- drawing on the powerful brand names and proven financial services expertise of two of South Africa's leading corporations;
- harnessing the immense actuarial, banking and asset management expertise of both parties to innovate appropriate new products;
- further developing the marketing advantage of Liberty's strong relative investment performance; and
- pooling and leveraging the considerable business development and technical investment skills of the two parties to the benefit of a growing customer base.

Key to the venture, Stanbic will pay Liberty R134 million to equalise the relative contributions of net assets to the new business entity. Before implementing the transaction, Liberty will receive a distribution from Libam of R323 million. This amount represents the assets of Libam excluded from the transaction.

STANLIB is destined to become a formidable trendsetter in the South African financial services market. It will have one of the country's leading distribution networks.

It's combined funds under management will have a value of about R135 billion and a further R13 billion in funds will be under administration. Funds of this magnitude create favourable economies of scale. The unit trust business will be the largest in South Africa in terms of gross sales and assets under management. In addition, client overlap between investment portfolios will be significantly limited. Major new growth is expected from STANLIB which will benefit both Stanbic and Liberty in the ensuing decade.

BANCASSURANCE CONTRACT

The existing bancassurance contract with Stanbic is also to be extended to 2012 and its terms revised. In addition, Liberty will also sign an agreement with Stanbic through which Liberty will manage Standard Bank Financial Consultancy (Stanfin), Standard Bank's established network of consultants and intermediaries.

DEPLOYMENT OF SHAREHOLDERS' CAPITAL

Capital reduction implemented successfully

The capital reduction announced in 2000 of R12,00 per share was implemented and paid on 4 April 2001. The success of this transaction is evidenced by:

- the increase in the headline return on equity from 16,4% at 31 December 2000 to 24,9% at 31 December 2001;
- the increase in total return on equity from 7,8% at 31 December 2000 to 40,4% at 31 December 2001; and
- the increase in return on embedded value from 11,3% at 31 December 2000 to 26,4% at 31 December 2001.

Headline return on equity


25
20
15
10
5
0
13%
13%
11%
16%
25%
Dec 1997
Dec 1998
Dec 1999
Dec 2000
Dec 2001
Pre unbundling
Pre capital reduction
After capital reduction

SAB investment reduced beneficially

During 2001, 25,8 million South African Breweries plc (SAB) shares held on shareholders' account were sold in the market at an average price of R63,02 as a result of Liberty's stated policy to redeploy shareholders' funds into core financial services. The market value of SAB shares as a percentage of shareholders' funds at 31 December 2001 of R934,8 million was 11,2% compared with R2 108,7 million or 34,4% proforma after capital reduction at 31 December 2000. A profit on the sale of these shares of R616,4 million was realised.

Offshore plans

In keeping with the Group's strategic plans of sustaining its business development and growth in financial services, potential international business acquisitions are under continuous review. Liberty Group has established critical mass in the South African marketplace. It recognises, however, the need to further diversify its geographic base and increase its international presence, provided Liberty adheres to its core business strengths in insurance and related financial services.



Liberty Ermitage Group Executive Team *(left to right)* –
Back: Peter Metcalf, Mark Hucker, Ian Cadby, Mark Edmonds, Andrew Whelan
Front: Duncan Hickman, Ron Mitchell, Jonathan Giles

Several potential acquisitions were considered during the year. None, however, was deemed attractive enough for purchasing. Other new offshore opportunities will be reviewed in the year ahead once the formation of STANLIB has been completed, with the focus on well-disciplined acquisitions.

Launch of Simeka Financial Services – economic empowerment

On 4 July 2001 Liberty, Simeka Investment Holdings (Proprietary) Limited and Genesis Capital (Proprietary) Limited announced an innovative, credible entry into the economic empowerment arena with the formation of a new financial services company, Simeka Financial Services (Proprietary) Limited. Simeka Financial Services will provide financial services solutions to its target market of public corporations with the initial focus being on asset management.

The proven track record of the Simeka Group (Simeka) with its existing customer base, together with the impressive asset management performance of Libam and the marketing and business development strengths of Genesis Capital, have combined to form a unique offering to the market. Simeka is an established player in providing management consulting services to the Government and public corporations.

Established in 1996, Simeka has built an enviable track record of working with Government in rendering specialist management consulting on a diverse range of assignments. Its consulting is focused on providing advice and guidance in managing change and transformation. Simeka's success in the public sector has won it the Professional Management

Review (PMR) Award for the last two years in the category of Best Consultancy to Government against formidable competition from all the large, established management consultancy companies. Simeka's intimate knowledge of the public sector will enable it to shape the strategy of Simeka Financial Services in order to deliver appropriate solutions to its established customer base.

Sale of Oracle creates new opportunities

Oracle Employee Benefits, the actuarial consultancy business started by Liberty two years ago, was sold to Simeka Financial Services with effect from 1 October 2001. Oracle will complement Simeka's strong marketing and consulting offering to its clients. This transaction provides major new growth opportunities for Oracle and Simeka.

Other empowerment opportunities under review

To support its economic empowerment ambitions, Liberty Group appointed Themba Gamedze to the executive management committee in January 2002. Themba is responsible for orchestrating and developing the Group's economic empowerment strategy and programme. Themba has extensive experience as an actuary and executive in the South African and international insurance and investment industries.

RESULTS OF OPERATIONS

Accounting policies and presentation

Two changes in accounting policies were implemented during the year:

- the adoption of the new accounting statement on Events After The Balance Sheet Date (AC 107). In terms of this statement, dividends proposed or declared after the balance sheet date and related secondary tax on companies are not recognised as a liability at the balance sheet date. This change in the recognition of liabilities relating to dividends has been applied retrospectively and comparative figures as well as opening retained earnings in respect of 2000 have also been restated. The capital reduction, which was paid on 4 April 2001, has also been accounted for as a first-half 2001 transaction in accordance with the new accounting statement.
- the adoption of the revised accounting statement on Employee Benefits (AC 116) in terms of which leave pay provisions have been recognised in respect of past service of employees. This change has been applied retrospectively and comparative figures, as well as opening retained earnings for 2000, have been restated.

The income statements reflect earnings from continuing operations separately from proforma earnings attributable to the capital reduction in order to make comparison of results more meaningful. The proforma earnings attributable to the capital reduction for the year ended 31 December 2000 represent the earnings (for twelve months) on shareholders' assets that were utilised to fund the capital reduction on 4 April 2001. The proforma earnings shown for the year ended 31 December 2001 represent the earnings (for three months) determined as outlined above up to 4 April 2001.

Contribution to headline earnings


2001
7,8%
3,5%
4,4%
84,3%
2000
1,4%
9,4%
5,3%
83,9%
Life fund operating surplus
Financial services activities
Listed investments
Other investments

Earnings

The life fund operating surplus contributed 84,3% to headline earnings, with contributions from financial services activities of 4,4%, income from listed investments of 3,5% and income on other investments of 7,8% after allocating shareholders' management expenses and taxation. These contributions reflect the continued strong performance of the life fund, the sale of certain South African Breweries (SAB) shares (with a resultant reduction in dividend income) and the impact of losses incurred by Electric Liberty and Liberty Healthcare on financial services operations.

Headline earnings from continuing operations increased by 14,0% from R1 314,3 million to R1 498,9 million. On a per-share basis, headline earnings from continuing operations reflect an increase of 13,6% from 485,2 cents to 551,0 cents. Total earnings on continuing operations increased by R1 851,5 million from R578,0 million to R2 429,5 million.


RAGING
AWARDS

Raging Bull – "The sustained excellent investment performance earned Libam the prestigious Raging Bull Plexus Award for Best Asset Management (on behalf of Liberty Unit Trusts) over the last three years (1999, 2000 and 2001)"

Solid all-round investment performance

The upturn in the JSE Securities Exchange during the last quarter of 2001, coupled with Liberty Asset Management's (Libam) award-winning investment performance, bolstered results. The total return on the JSE All-Share Index was 29,1% in 2001, a significant gain on the -0,1% achieved in 2000. The life fund equity portfolio returned 24,7% (2000: 5,2%), the bond portfolio yielded 18,2% and the international assets portfolio returned 47,7%. The Libam-managed Corporate Preferred Assets portfolio has continued to be ranked in the first quartile of performance for three-, six- and twelve-month periods, as well as two- and three-year periods.

Eleven of the 14 Liberty Unit Trust portfolios achieved first- or second-quartile performance for the year and were awarded Raging Bull Awards in January 2002. The sustained excellent investment performance earned Libam the prestigious Raging Bull Plexus Award for Best Asset Management (on behalf of Liberty Unit Trusts) over the last three years (1999, 2000 and 2001).

Most of the Liberty Ermitage funds reflect investment returns of more than 40% in rand terms and have significantly outperformed their benchmarks and entrenched the intrinsic value of hedge funds in volatile markets.

Results of core financial services subsidiaries

Liberty Collective Investments Limited's headline earnings increased from R15,9 million to R25,6 million. This large increase was due to positive cash inflows of R2 135 million, which generated increased initial fee income, as well as a higher base for service fees. The good investment performance achieved in 2001 also increased the asset base on which service fees are charged. Management expenses were appropriately contained. Liberty Specialised Investments generated headline earnings of R17,6 million for the year, an increase of 75%. Headline earnings from Liberty Group Properties increased by 64% from R11,4 million to R18,7 million.



Liberty Asset Management Executive Committee *(left to right)* –
Back: Errol Shear, Imtiaz Ahmed, Theo Botha, Ian Woodley, Henk Viljoen
Front: Anthony van Eden, Alan Miller *(Managing Director)*, Sidney Place, John Koel

The Ermitage Group contributed R11,5 million (2000: R1,4 million) to headline earnings for the year due to solid operational offshore earnings enhanced by the conversion from pound sterling to rand. The full effect of the currency devaluation will, however, only become evident in 2002 because the offshore earnings are converted into rand values at an average exchange rate for the year. Investment surpluses not included in headline earnings amounted to R146,5 million for the year compared with a deficit of R2,4 million for 2000.

Liberty Asset Management's contribution to the Group's headline earnings of R70,8 million for the year was R1,5 million up on the R69,3 million reported for 2000. The 2000 earnings, however, included an amount of R28 million for performance fees received with significantly lower performance fees accrued in respect of 2001.

Electric Liberty's operating loss increased from R25,5 million to R50,8 million, including an amortisation and an asset impairment charge of R20,9 million. Refer to page 82 for details of the repositioning of this business unit.

Liberty Healthcare incurred a loss of R12,7 million, compared with a loss of R2,6 million for 2000. The loss was incurred notwithstanding net fee income increasing by 43% from R21,1 million to R30,3 million, due to an increase in the principal membership base of 73,3% (18 870 at 31 December 2000 to 32 704 at 31 December 2001). Expenditure increased from R61 million to R84,7 million. Liberty Healthcare is targeting 50 000 principal members during 2002, at which point financial breakeven is expected to be achieved.

Increased life fund operating surplus

The life fund operating surplus increased by 14,5% from R1 152,5 million to R1 319,7 million. The positive effect that the better-than-expected investment returns had on the life fund operating surplus (due to shareholders' sharing in 10% of policyholders' capital bonuses on certain classes of business) was offset by marginally higher expenses than assumed in the actuarial valuation, as well as lower mortality profits in 2001 from Corporate Benefits compared to the exceptional level achieved in 2000.

New business production advances

New business for the Group increased by 2,0% (11,3% indexed) from R9 625,8 million to R9 819,1 million. New business, excluding natural increases, increased by 1,6% (11,2% indexed) from R9 196,6 million to R9 340,0 million.

Liberty Corporate Benefits' new business decreased by 36,1% in 2001 mainly as a result of the significant decrease in single premiums from R2 166,5 million to R1 224,5 million. A R600 million single premium for the Standard Bank post retirement medical aid liability was included in the December 2000 new business and it was recognised at the time that it would be unlikely to obtain a similar large amount in 2001.

New Liberty Corporate Benefits recurring premiums, however, increased by 18,4% from R291,9 million to R345,6 million. The Corporate Selection product remained popular and accounts for 61,4% of total new recurring premiums.

Liberty Personal Benefits' new business increased by 26,8% (18% indexed) from R5 431,4 million (R1 694,3 million indexed) to R6 889,1 million (R1 998,7 million indexed). Single premiums increased by 31% from R4 152,3 million to R5 433,8 million. New Liberty Personal Benefits recurring premiums increased by 13,8% year-on-year (2001: R1 455,3 million against 2000: R1 279,1 million).

Charter Life's new recurring premiums for the year increased by R79,6 million (26,6%) mainly due to strong Credit Life and Group Life sales. Charter Life's new single premiums, including annuities, for the year decreased by R455,7 million or 31,7% mainly due to a decrease in the Guaranteed Fund product sales and a lower share of Standard Bank Financial Consultants (Stanfin) production.

Total new bancassurance premiums of R1 661,4 million is an increase of 6,8% on the R1 556,0 million achieved in 2000.The sale of simple products increased by 31,7% and the sale of complex products increased by 3,9%. The slowdown in the bancassurance sales is in part a consequence of the management restructuring that occurred within Stanfin during 2001. Prospects for growth in this distribution channel are good as a result of Liberty taking over the management of the Stanfin operations.

New business by distribution channel

2001


16,9%
33,0%
7,0%
43,1%
Agency
Franchise
Broker
Bancassurance

Sales of non-insurance products showed a significant increase with Liberty Specialised Investments' new business up by 88,1% and Liberty Unit Trusts' new business up by 60,6%.

Market share

The Liberty Consultancy operations were expanded during 2001 and at the end of February 2002 the agency complement had grown by 10% from 669 to 738 people, while the franchise complement increased by 20% from 994 to 1 197.

The compound annual growth rate from 1998 to 2001 for Liberty's market share of new individual recurring-premium business was 13,3% and, for total corporate new business, it was 23,4%.

LOA* Market Share Statistics – Individual premiums


Liberty's market share %
18
16
14
12
10
8
6
4
2
0
11,1%
15,5%
17,2%
12,8%
10,7%
14,8%
Recurring Individual
Single Individual
June 1999
June 2000
June 2001

**The Life Offices' Association of South Africa*

Shareholders' funds

Shareholders' funds increased by R2 193,4 million from the proforma R6 152,4 million after capital reduction and leave pay restatements to R8 345,8 million. This 35,6% increase is largely due to investment surpluses of R1 102,3 million attributable to shareholders' funds compared with investment deficits of R782,1 million for 2000.

The holding of listed investments was reduced from R2 446,3 million to R1 526,3 million following the sale of 25,8 million SAB shares, the proceeds of which were used partly to fund the capital reduction. The market value of SAB shares held at year-end of R934,8 million was R1 173,9 million less than at 31 December 2000. Of the number of shares held at the end of 2000, 68,5% was sold during 2001. The remaining investment in SAB now represents 11,2% of shareholders' funds compared with the 34,4% proforma after capital reduction at 31 December 2000.

Positive growth in Metro Cash and Carry and GoldFields contributed R274,3 million to the overall increase in the value of investments. The value of the Liblife International B.V. convertible bond liability increased by 57,3% from R1 827,3 million to R2 874,2 million due to the rand's depreciation. This, however, was matched in foreign currency offshore deposits, which translates to R2 993,0 million.

The income statement includes a capital gains tax (CGT) charge of R143 million on listed shareholders' investments.

Value of new business rises further

The total value of new business for the year of R454,8 million, after deducting the amount attributable to the Stanbic joint venture and including an allowance for CGT, for the first time, is 16,4% higher than the R390,6 million calculated for 2000.

The value of individual business from Liberty Personal Benefits of R371,8 million (after CGT) reflects a 31,1% increase over the value of new business for 2000 of R283,5 million (before CGT). This increase is mostly attributable to the volume increase in profitable single premiums.

The value of new business written by Charter Life decreased by 26,4% from R65,6 million to R48,3 million in line with the decrease in new business premiums written.

The value of new Liberty Corporate Benefits business increased by 10,4% from R42,3 million to R46,7 million. Although this is positive, the expense base in this business unit relative to the volume of new business written had a dampening impact and reflects the substantial investment in people and infrastructure that commenced in 2000.

The new business margin for 2001 of 18,5% improved against the margin at 31 December 2000 of 17,6%, notwithstanding the absorption of the effect of CGT in the current year.



Liberty Consultancy Steering Committee ***(left to right)*** **–**
Back: Andres Meszarich, Andrew Jacobs, James Skuse, Bruce Adrain, Otto Pretorius, Francis Raffner
Front: Graham Hogg, Deryck van der Horst, Mike Garbutt *(Managing Director)*, Johan Coetzer

Embedded value appreciates

The total embedded value of R14 767,4 million at year-end is a 23,7% increase on the value of R11 941,1 million at the end of 2000. This gain amounts to an increase in embedded value per share of 23,3%, from R43,95 to R54,21 per share. Shareholders' funds increased substantially and the fair value adjustment made to financial services subsidiaries increased by 31,5% from R996,3 million to R1 309,7 million reflecting increases in their respective headline earnings. The value of in-force business calculated at year-end increased by 6,0% from R4 822,0 million to R5 111,9 million. The impact of CGT since implementation on 1 October 2001 on embedded value was R152,7 million.

Positive net insurance cash flow

Net cash flow from insurance operations for the Group (net premium inflow less claims and policyholder benefits) was positive at R2 930,6 million compared with R3 378,5 million for 2000.

Net cash flow from insurance operations


(Rm)
4 000
3 000
2 000
1 000
0
-1 000
102,3
(633,2)
1 621,9
3 378,5
2 930,6
1997
1998
1999
2000
2001

Liberty company cash flow improved by 6,6% from R2 199,1 million net inflow to R2 345,2 million. Claims and policyholders' benefits increased by 7% from R9 445,2 million to R10 106,7 million. Total net premium income increased by 7% from R11 644,3 million to R12 451,9 million.

Claims and policyholders' benefits of Liberty Corporate Benefits decreased by 8% as a consequence of fewer group scheme terminations and transfers. The claims and policyholders' benefits of Liberty Personal Benefits increased by 13%.

Charter Life's cash flow was reduced by 50,8% from R1 230,9 million to R605,4 million. This drop stems from the reduction in single-premium income (guaranteed product sales) and the increase in surrender claims.

Secondary tax on companies

Apart from the change in accounting policy regarding the timing of accounting for dividends and related secondary tax on companies (STC), headline earnings from continuing operations for the year excludes an STC charge on the final dividend for 2000. The capital reduction included a notional final dividend, but with the reduction taken against the share premium account, the notional final dividend was exempt from STC.

Further growth in dividend

The board of directors declared a final ordinary dividend of 150,0 cents per share, payable to shareholders registered in the books of the Company at the close of business on Thursday, 28 March 2002.

This represents an increase of 15% on the notional final dividend (on continuing operations) declared in 2000. The 2000 notional final dividend of 150,0 cents per share comprised 130,8 cents relating to continuing operations and 19,2 cents relating to earnings attributable to the capital reduction. A dividend cover of 2 times on headline earnings per share of continuing operations has been maintained.

Capital adequacy cover multiple remains stable

The capital adequacy requirement for the Group (including Charter Life at R122,7 million for 2001 and R87,6 million for 2000) increased from R1 693,2 million to R2 391,3 million.

The capital adequacy multiple of Liberty company at 31 December 2000 of 3,6 increased marginally to 3,7 at 31 December 2001 with the increase in shareholders' funds compensating for the increase in the capital adequacy requirement highlighted above. The Group's capital adequacy multiple decreased slightly from 3,6 times (after adjusting for the capital reduction) to 3,5 times and, at this level of cover, positions the Group with an appropriate level of capital in volatile markets, while still allowing for the generation of a highly attractive return on equity.

Conservative approach to property valuations

Due to the fundamental change in yield patterns over the past few years, the valuation of Liberty's property portfolio has been increasingly more conservative, culminating in a substantially reduced uplift for the year. Notwithstanding this conservative approach the uplift is still pleasing in the context of the current property market.

CULTURAL, STRUCTURAL AND MARKETING ISSUES

Group culture and structure remain positive

The decentralised strategic business unit (SBU) structure continues to thrive. It unlocked many new growth opportunities throughout 2001. The Group's business units all remain keenly focused, energised and driven by a pragmatic philosophy of increasing the value of their products and services to the discerning markets they serve. The levels of professionalism, diligence and enthusiasm remain high, making Liberty Group an exciting group to work for.

The willingness of Liberty's people to align their thoughts and work with the clearly defined strategies of the Group and the individual business units is encouraging. This is one of the compelling reasons why the Group has redefined and enhanced its financial branding under the positioning statement of **6 000 minds, one goal, build value!**

The new group structure has been integrated successfully, as is reflected in the overall pleasing results for the year.

Customer value management initiative launched

As indicated last year, the pilot phase of the new customer value management (CVM) initiative was implemented. The CVM programme has been introduced to some of the key business units, most notably Liberty Personal Benefits. The CVM initiative – as emphasised in the Liberty Personal Benefits SBU review on page 66 is focused on the need to improve business knowledge, enhance systems and improve tools to deepen the understanding of customers and their unique needs, while also developing high-value products and services that comply more specifically with distinct and changing customer requirements. Stronger incentives and rewards are to be implemented to retain customers and increase the value of their custom.

The first-wave results of the pilot phase (implemented for a part of Liberty Consultancy) indicate a 37% increase in indexed annualised premium income compared with 26% from the rest of Liberty Consultancy for the same period. The complete CVM data mart, data analysis tools and campaign management capabilities have all been instituted successfully. The new CVM electronic document management system is also being phased in and will enable business units to communicate in a more flexible, client-friendly and effective manner.


Liberty Guaranteed
CPI Annuity &

Brand Building – "Throughout the year the Group maintained a high-profile marketing campaign through various media including television, radio, newspapers, magazines, billboards, the internet and sponsored sporting and social investment events"

The CVM undertaking is expected to help to intensify the impetus of business growth in the 2002 and ensuing financial years, while maximising customer retention and service levels.

Brand building gains ground

The compelling and trusted Liberty brand retains the wide respect and support of investors, policyholders, intermediaries and the public at large. Throughout the year the Group maintained a high-profile marketing campaign through various media, including television, radio, newspapers, magazines, billboards, the Internet and sponsored sporting and social investment events. New opportunities to increase the robustness and profile of the brand, however, were identified and pursued.

During the last quarter, Gavin Came, managing director of Electric Liberty and a member of the Group executive management committee, was appointed to spearhead the Group's new brand development programme. The Group Brand Development operation has been re-energised and restructured to enhance controls, communication, transparency and efficiency with the overarching objective of appreciating the intrinsic value of the Liberty brand. Core to these initiatives was the appointment of a new advertising agency and the launch of a more beneficial advertising campaign.

Recent market research indicates that the total spontaneous awareness of the Liberty brand has improved by a measure of more than 10%, which is encouraging.

NEW LEGISLATION AND REGULATIONS

New regulations bring new opportunities

The Government is to be commended for its willingness to review existing legislation and to consider new legislation with a view to creating an overall statutory dispensation that will bring South Africa in line with world-best standards, especially where these protect the interests of all stakeholders.

South Africa has witnessed a plethora of new statutes and regulations since the establishment of the new Government in 1994. Many of the new statutes and regulations have impacted directly on the business environment. During the year the Group has had to prepare for the introduction, or imminent launch, of four new initiatives:

- capital gains tax;
- the Policyholder Protection Rules;
- the Financial Advisors and Intermediaries Services Bill; and
- the impending deregulation of certain categories of insurance-related commissions.

No material problems were experienced with the introduction of CGT and none are anticipated.

The introduction of the Policyholder Protection Rules (PPR) is largely welcomed because they promote greater transparency and openness, thereby bringing South Africa closer to international best practices. The PPR require all financial advisors and intermediaries to disclose information on all policies and related investments being marketed and sold. Disclosure of commissions earned is also required. The Group believes the PPR will, in the longer term, contribute favourably to the wider corporate thrust of striving to maximise customer retention.

New market-conduct legislation will more than likely also feature the proposed new Financial Advisors and Intermediaries' Service Act (FAIS). The proposed FAIS legislation is currently a Bill and is likely to be enacted during 2002. The legislation will embrace the entire South African financial services industry. It is yet another State initiative designed to protect consumer interests and bring the country in line with international standards and practices.

FAIS will play a key role in levelling the playing fields between insurers and other financial service providers in that all financial advisors and intermediaries, including those employed by banks, will have to be accredited and licensed before being allowed to consult on, propose and sell any financial investment product. Liberty's financial advisors and intermediaries are all accredited, which makes the Group's transitional period more comfortable.

The Group's Blueprint system is being further upgraded and modified to help intermediaries remain compliant with the new requirements of FAIS.

For many years, all insurance-related premiums have been subjected to mandatory limits or caps on all commissions payable to the industry. The Government – through the proposed FAIS Act – is set to deregulate the charging of commissions on certain products, notably pension fund contributions and single-premium individual policies. The uncapping of certain commissions could result in a realignment of distribution channels, which could present new opportunities for Liberty.

The Financial Intelligence Centre Act is awaiting promulgation. This legislation focuses on preventing and combating money laundering. Regulations setting the detailed requirements are currently being finalised. Liberty will take appropriate steps to ensure the regulatory requirements are met.

Time to review pensions tax burden

The outcome of the Government's review of taxes on retirement funds is eagerly awaited. Currently, there is a comparatively high tax burden imposed on such funds. A reduction in tax on these funds would create major new incentives for consumers to plan ahead more sensibly and to secure a greater portion of their right to enjoy financial independence during their retirement.

There also remains a high degree of uncertainty in the wider insurance industry about how proposed new legislation for pension fund surpluses (and their redistribution) will be finalised and whether the new statutes will be difficult to implement or detrimental to the long-term needs of the industry and its stakeholders.

TECHNOLOGY AND INNOVATION

Thriving culture of intrapreneurship

The Group's intrapreneurial culture (product and service innovation within an organisation) continues to thrive, as is reflected by some of the new-generation investment funds, healthcare products and other Liberty products highlighted in the individual business unit reviews starting on page 66. Much of the Liberty intrapreneurship is embedded in the field of information technology (IT) and information management (IM), which is regarded as a core discipline.

Harnessing IT and IM for growth

The Group's clearly defined IM policy and strategy, coupled to continuing strong investments into IM infrastructure and systems, are aimed at building competitive advantage and ensuring maximum delivery on each business unit's strategic growth objectives.

By harnessing IT and IM with the support of the Group information management service unit and various external consultants and solution providers, the Group is able to increase productivity, contain operating costs, enhance the exchange and management of vital information and to raise the quality of employees' work experience. No technology is procured and commissioned purely for the sake of being state-of-the-art. The emphasis is on providing the right tools to empower the entrepreneurial capabilities of all business units.



Lee Izikowitz – Chief Information Officer
Craig Lawrence – Group Human Resources Executive

During the year, Liberty Group implemented a federal-style IM model to further enable business units to harness the full power of IM and to use appropriate IT to identify, pursue and attain unique new business opportunities in line with stated business objectives and to sharpen the focus and economies of scale with the objective of avoiding underperforming investments and inappropriate solutions.

Pleasing IM achievements

Significant Group IM highlights for 2001 include:

- the successful deployment of new technologies to facilitate data warehousing, data analysis and campaign management in order to increase sales and improve client retention;
- the trendsetting Blueprint software was enhanced significantly. It was deployed in an upgraded form to 5 000 internal users;
- the successful upgrade of Compass, the Group's strategic product engine; and
- the launch of the Financial Services Exchange, branded and marketed as Astute, in partnership with Old Mutual and Sanlam. It is envisaged that other members of the Life Offices' Association and investment product providers will become content-providers. This would add significant new value to the service provided to financial advisors.

The Liberty Group intends during 2002 to derive greater value from the investment in CVM and Blueprint and to improve the speed to market of new products and services, now possible through the enhanced Compass product engine. The Group has also identified opportunities to further improve the overall total cost of ownership of IM technology and services and will be pursuing cost savings aggressively to achieve further improved returns to the business.


The Liberty Group Limited

Top Three Hundred Award – "It was encouraging therefore that Liberty Group, for the second year running, was voted South Africa's ninth best employer of choice in a definitive, independent survey conducted by Deloitte & Touche"

HUMAN CAPITAL

Appreciating skills for an empowered organisation

The greatest strategic initiative remains the uncompromising endeavours to build a powerful core of world-class intellectual capital. In short, Liberty seeks to recruit, develop and retain highly skilled and well-motivated people who enjoy unprecedented job satisfaction, while helping to drive the Group forward to achieve its strategic objectives.

Group Human Resources progressed considerably in managing various initiatives aimed at maintaining an empowered, versatile and well-skilled employee complement. To this end, an ongoing Group employee training and development thrust continues with emphasis not only on optimising functional workplace skills, but also on helping to make staff more customer-friendly and service orientated.

Building preferred employer status

The year's overarching objective was the continuing aspiration to elevate the Group's reputation as an employer of primary choice. The Group therefore continued to focus on new opportunities to improve the overall image and marketing of Liberty as an employer of choice.

In this regard, much is being done to optimise remuneration and benefits packages, training and development opportunities, succession planning and the overall work culture and work experience. These factors help the Group to retain key staff, while positioning it favourably to attract future employees.

It was encouraging therefore that Liberty Group, for the second year running, was voted South Africa's ninth best employer of choice in a definitive, independent survey conducted by Deloitte & Touche. This rating was especially significant because the number of employer entrants for 2001 had doubled to about 80 major organisations.

Meeting challenging equity targets

Embracing the challenges of social justice and equity in the workplace also remains a vital commitment. In terms of the Employment Equity Act, the Group has to date met its employment equity plans, as submitted to the Department of Labour. The Group's employee complement of junior staff now comprises 67% Africans, Coloureds and Indians, with Whites comprising the balance of 33%.

The greatest challenge, however, is that of finding enough suitably qualified people from designated groups to fill key positions in middle and senior management levels. The Group's management staff complement currently comprises almost 10% Africans, Coloureds and Indians. It is hoped that this latter figure will rise to about 30% before the close of 2004.

Limiting exposure to HIV/AIDS

Current demographic statistics on the HIV/AIDS pandemic clearly emphasise that any South African business' future viability is at risk should any number of its staff complement contract HIV and, in time, die prematurely of an AIDS-related medical complication. The Group's executive team remains committed to the fight against the HIV/AIDS pandemic, as well as other life-threatening diseases, to ensure the sustainability of the Group's operations and the wellbeing of employees.

The executive team is confident that through the Group's HIV/AIDS policy, AIDS awareness is growing in the workplace and that Liberty's exposure to AIDS-related risks is being minimised.

Pension fund conversion undertaken

During 2001, existing Liberty employees were given the option to convert from the defined benefit pension fund to a defined contribution fund. The required support for this initiative was received and the conversion went ahead. All new employees' retirement funding is being undertaken through the defined contribution scheme. This conversion has provided employees with greater flexibility and improved portability of benefits, as required in the present labour market.

PROSPECTS

Key goals for 2002 have been set for further business growth and improvement. The life fund operating surplus, however, remains dependent on the performance of local and international equity and bond markets.

Roy Andersen
Group chief executive

5 March 2002

Strategic objectives for 2002

1. Launch and grow STANLIB Limited
2. Develop SBFC (Stanfin) and bancassurance sales
3. Reposition Charter in mass and niche markets
4. Focus on profitability in Liberty Corporate Benefits
5. Leverage CVM initiative for new business and retention
6. Grow Liberty Ermitage sales
7. Focus on productivity of agency and franchise



Mike Jackson – Executive Director of Liberty Group Limited responsible for Insurance Operations


Group Information Management
Group Finance
Brand Development
Consultancy
Group Corporate Communications
Group Actuarial
Group Human Resources
Group Internal Audit
Charter Life
Liberty Corporate Benefits
Liberty Personal Benefits
SUPPORT AREAS
LIFE INSURANCE
NICHE BUSINESS UNITS
FUND MANAGEMENT
ASSET MANAGEMENT
Electric Liberty
Simeka Financial Services
Liberty Healthcare
Liberty Specialised Investments
Liberty Collective Investments
Liberty Ermitage
Liberty Asset Management
Liberty Group Properties
Lodestone Investments

a powerful core of **world-class intellectual** capital

Corporate

Group chief executive: **Roy Andersen**
Executive director, financial services: **Mike Jackson**
Group business development executive: **Themba Gamedze**
Personal assistant to the group chief executive: **Jacob Jaure**

Group actuarial

Executive director, actuarial: **David Nohr**
Divisional directors: **Paul Lancaster, Andrew Lonmon-Davis and Misheck Mbewe**

Brand development

Brand development executive: **Gavin Came**

Group human resources

Human resources executive: **Craig Lawrence**
Divisional directors: **Alistair Souter and Dawid de Vlamingh**

Group finance

Executive director, finance: **Mark Bloom**
Divisional director: **Deon de Klerk**
Group compliance, risk management and financial control: **Mark Alexander**
Group secretary: **John Worwood**

Group information management

Chief information officer: **Lee Izikowitz**
Divisional directors: **Ian Cleminson, Hamid Essop and Peter Thompson**

Group internal audit services

Divisional director: **Peter Collison**

Group legal services

Divisional director: **Leanne Dewey**

Medical suites

Chief medical officer: **Dr Denys Schorn**



LIBERTY
PERSONAL BENEFITS

Managing Director: **Martin Smale**

Divisional Directors: **Allan Bulmer, David Gnodde, Stuart Wenman**

Profile

Liberty Personal Benefits markets and administers a diverse range of competitive investment, risk and retirement financial products and services to individuals and their families under the Liberty life insurance licence.

Its clients are primarily in the middle-income, high-income and high-net-worth income segments spread across a broad geographic and demographic base in South Africa.

Business review

Liberty Personal Benefits had an excellent year by exceeding its growth and profit targets. Single-premium new business grew by 31% from R4 152 million to R5 434 million. Recurring-premium business grew by 14% from R1 279 million to R1 455 million.

Key to this performance has been the delivery of many first-to-market investment products designed to meet the evolving needs of consumers. The year was characterised by significant equity and currency market volatility within a slowing local and international economic climate. The Liberty Ermitage range of long and hedge products has been particularly successful by offering risk diversification and alternative investment strategies. These, along with several offshore structured capital and property bonds and local absolute mandate and property portfolios, proved to be particularly attractive to clients.

Liberty Personal Benefits has also been able to leverage the continued top-quartile investment performance of both the Liberty Asset Management and the Liberty Ermitage operations to the optimal benefit of its customers.

The business was able to launch an upgraded life product with dread and disability benefits during the year. This product has been well received.

Rm or %	December 2001	vs December 2000
Indexed new business	1 999	▲ 18%
New single premiums	5 434	▲ 31%
New recurring premiums	1 455	▲ 14%
Net cash flows	2 060	▲ 52%
Claims and benefits	(7 549)	▲ 13%
Value of new business	372	▲ 31%

Liberty Personal Benefits' product development strategy will be extended into 2002 with plans to implement several new and enhanced products designed to meet the evolving needs of its market.

Operationally, Liberty Personal Benefits has focused on improved customer service and enhanced business efficiency as this is viewed as a key competitive strategy. The business unit has been able to contain expenses and reduce headcount within this increasing business flow, while extending its market-leading service levels to intermediaries and consumers.

South Africa's new Policyholder Protection Rules (PPR) came into effect during mid-2001. Although some observers initially believed the rules would have a disruptive impact on the market, this has not been borne out in practice. Furthermore, the increased transparency provided by the PPR to the insurance industry is welcomed as these rules are in the best interests of all stakeholders.

The high level of churn apparent in the industry was seen to stabilise for Liberty Personal Benefits during the year assisted by numerous initiatives underway to manage this, including customer retention. The business unit has progressed significantly in implementing elements of the Liberty customer value management (CVM) strategy focusing on client cross-sell, retention and lapse opportunities. During 2001, the client intelligence, analytical and campaign management layer required to manage this complexity was largely implemented. The CVM pilot programmes produced encouraging results. Liberty Personal Benefits will be in a better position to leverage these additional new capabilities during 2002.

Looking ahead, the domestic and international financial markets are expected to remain volatile while growth in gross domestic product (GDP) is expected to remain under pressure. Notwithstanding these macro factors, Liberty Personal Benefits is confident it has the ability to meet its growth targets for 2002 with numerous strategic, marketing and operational initiatives being implemented. Combined, these initiatives will improve the focus of the business and take advantage of the many opportunities that exist for this business.



LIBERTY
CORPORATE BENEFITS

Managing Director: **Ian Maron**

Divisional Directors: **Stuart Carr, Annette Dye, Richard van Dijk, Tony Kamionsky, Patrick Mayne, Alan McCulloch, Joe van Niekerk and Dave Watts**

Profile

Liberty Corporate Benefits provides competitive financial products and services to a select business target market comprising mostly smaller and medium-sized companies. These, typically, are companies each with a workforce of between 10 and 200 people, but they also extend to much larger companies. Clients are spread across a diverse geographic base and a wide range of economic sectors.

The key products marketed and administered by Liberty Corporate Benefits include retirement funds and associated risk benefits (other than healthcare) for employees and various investment funds for companies. Freestanding risk benefits were also introduced to the market during 2001. The business unit's products are competitively priced. Its off-the-shelf offerings are highly competitive in the current South African corporate market. The business unit enables Liberty Group to expand its penetration of the middle income market via retirement fund membership through a growing base of established and emergent companies.

The marketing, sales and servicing resources of Liberty Corporate Benefits are structured to maximise support to the direct intermediaries of the Liberty Consultancy division, hundreds of independent brokers and the specialised employee benefits sales force of Standard Bank.

Business review

Liberty Corporate Benefits, supported by a larger staff complement, retained its focus on servicing the corporate market, especially in medium and smaller companies.

New recurring premiums increased by 18% from R292 million to R346 million including the component of salary-based increases which was down on the prior year. Income from new single premiums, however, decreased by 42% from R2 167 million in 2000 to R1 225 million in 2001. 966 new schemes were introduced to Liberty during 2001. The embedded value of new business written in 2001 increased by 12% from R42 million to R47 million and, although

Rm or %	December 2001	vs December 2000
Indexed new business	**468**	▼ 8%
New single premiums	**1 225**	▼ 42%
New recurring premiums	**346**	▲ 18%
Net cash flows	**265**	▼ 67%
Claims and benefits	**(2 558)**	▼ 8%
Value of new business	**47**	▲ 12%

positive, it has been impacted by the high cost associated with the establishment of infrastructure required to gear this business unit to greater volumes of business under administration. This relationship between business volumes and expenses will be a key focus for 2002, now that the platform for business development has been established.

The changing regulatory environment has also impacted on business. The new Pension Fund Act demands a high degree of regulatory compliance and has seen a number of recent amendments. South Africa's Financial Services Board (FSB) has been noticeably rigorous in monitoring the pension fund industry and ensuring strict compliance with statutes and regulations.

Looking ahead, the new Pension Fund Second Amendment Act – once the new regulations are finalised and introduced – will start to substantially reshape the South African retirement industry in 2002. The Act requires the distribution of retirement fund surpluses and will impact significantly on the future structure and management of funds creating business opportunities. Some marginal players are expected to exit the retirement funding industry, which presents new, longer-term growth opportunities for Liberty Corporate Benefits.

Despite such macro-environmental factors, Liberty Corporate Benefits continued to expand and improve its distribution network. Besides further strengthening the bancassurance alliance with Standard Bank, the independent broker network supporting the business unit's product offering has expanded and approximately doubled the volume of new business it wrote over the past year.

The business unit was able to improve or refine some of its established products, thereby bringing an enhanced product spectrum to the market.

Further improvements in product design and broadening of the product offerings are planned for 2002. These positive developments – along with continuing marketing and employee development – are expected to position Liberty Corporate Benefits well to pursue growth during 2002 and 2003. A key challenge, however, will be the need to keep enhancing service levels and administrative processes to achieve growth in a notably complex and competitive environment.



CHARTER LIFE

Managing Director: **Alan Woolfson**

Executive Director: **Jonny Bagg**

Divisional Directors: **John Hyde, Sid Kaplan, Alun Marchant, Nobert Mureriwa, Geoff Norris and Frank Schütte**

Profile

Charter Life Insurance Company Limited (Charter Life) markets a growing range of highly competitive life insurance products through a strong bancassurance partnership with Standard Bank and through an expanding network of contracted independent brokers.

To support its growth objectives through sources other than bancassurance, the company continues to expand its broker network in South Africa and to develop innovative products targeted primarily for emerging markets in the lower and middle-income sectors.

A national network of more than 1 200 independent brokers, including some of the country's largest players, is supporting Charter Life's products. The broker network is complemented by the growing support, since July 1999, of Liberty Group's extensive agency and franchise operations in South Africa.

The business will be repositioned during 2002 whereby the more complex bancassurance products will, from January 2003, be marketed and supported by other Liberty Group business units. In terms of the revised bancassurance alliance, Charter Life will focus on developing products for the growing, dedicated Standard Bank Financial Consultants (SBFC) Development Consultancy force and will also continue marketing its products to independent brokers.

Business review

Building on a strong foundation of sustained growth, Charter Life posted an overall 41% increase in headline earnings, despite a decrease of 22% in new business premiums written for the year.

New recurring premiums increased by a gratifying 27% from R299 million to R379 million, while new single premiums decreased by 32% from R1 437 million to R981 million.

Rm or %	December 2001	vs December 2000
Indexed new business	**477**	▲ 8%
New single premiums	**981**	▼ 32%
New recurring premiums	**379**	▲ 27%
New bancassurance premiums (including Liberty)	**1 661**	▲ 7%
Net cash flows	**605**	▼ 51%
Claims and benefits	**(1 085)**	▲ 46%
Value of new business	**48**	▼ 26%
Headline earnings	**122**	▲ 41%
Headline ROE	**23%**	▲ 5%

The decline in demand is attributable to the decision to market a very limited amount of Guaranteed Fund products during 2001. This also impacted new bancassurance premium income for Charter Life which decreased by 12% from R1 246 million to R1 092 million.

Credit Life and Group Life business increased by 32% from R178 million to R235 million.

Among the many opportunities for growth in distribution the Development Consultancy area of SBFC stands out. At present there are 200 consultants in Standard Bank branches marketing Charter Life products to the middle-income market with plans in place to increase this number during the course of 2002.

The company remains one of the trendsetters in Liberty Group's evolving programme to promote employment equity. Close to 60% of the Charter Life employee complement now comprises Africans, Indians and Coloureds.

The new direction the company will embark on, holds exciting prospects for the Group and the executive team is embracing the opportunity to further develop the respected "greenhouse" culture of Charter Life. The business has for many years maintained an excellent track record of growth. This platform will be expanded in the ensuing years through further innovation aimed at a market with a healthy appetite for the unique and affordable products that have become synonymous with the Charter Life brand.



LIBERTY
ASSET MANAGEMENT

Managing Director: **Alan Miller**
Chief Investment Officer – Group and International: **Sidney Place**
Chief Investment Officer – South Africa: **John Koel**
Chief Operating Officer: **Anthony van Eden**
Other members of Executive Committee: **Errol Shear, Imtiaz Ahmed, Henk Viljoen, Theo Botha and David Gibb**

Profile

Liberty Asset Management (Libam), implements Liberty Group's overall policyholder investment strategies as set out by the investment operations committee. It also manages R7,8 billion of the investment portfolios of Liberty Unit Trusts and an extensive range of external client portfolios.

Business review

Building on its gratifying track record of 1999 and 2000, Libam completed another successful year achieving both excellent investment performance and record profits.

All major portfolios achieved pleasing investment returns above the industry median. Many funds, again, achieved top-quartile performance. Most of the major policyholder portfolios achieved bonus rates of more than 20% in 2001. Libam's Full Discretion Segregated Funds achieved a return of 26,8% for the year. This placed the business second out of 10 fund managers in the Alexander Forbes Large Manager Watch industry performance survey. Over one, two and three years both Libam's pooled and segregated retirement funds are in the top quartile of the various performance surveys.

The unit trusts under management also performed very well. Strong returns enabled Libam and Liberty Collective Investments to earn three Raging Bull Awards in January 2002 from Personal Finance and the Association of Unit Trusts (AUT). The prestigious Raging Bull Plexus Award was presented for Best Asset Management (on behalf of Liberty Unit Trusts) over the last three years. The other two awards were for Best Fund over the last three years for the Liberty Resources Fund and the Best Fund on a Risk-Adjusted Basis over the last three years for the Liberty Income Fund.

In keeping with a proud tradition, new investment portfolios were developed and launched during the year. The most significant launch was that of the Liberty Absolute Return Portfolio. This fund, a pooled, low-risk, market-linked portfolio for individual investors and retirement funds, has an attractive guarantee and has sold well since its inception.

Rm or %	December 2001	vs December 2000
Assets under management	**84 735**	▲ 26%
Headline earnings	**71**	▲ 2%
Headline ROE	**21%**	▼ 2%

Libam's success remains largely attributable to its strong combination of well-skilled and highly motivated people, excellent fund managers, thorough fundamental and quantitative research and a strong client service ethic. The business continues to invest substantially in maintaining a strong core staff, while also developing new human capital.

This culture also features a strong commitment to employment equity and black economic empowerment. Integral to this, Libam launched a R3 million bursary scheme to enable black people to study finance and investment-related courses at the University of the Witwatersrand in Johannesburg. Libam is also actively supporting many black-owned stockbrokers. In addition, the business unit has established a higher percentage of black investment professionals than most other asset management companies in South Africa.

Building on its mission statement that "nothing is more important to us than giving our clients the investment performance they deserve", the Libam team expects to build on its gratifying 2001 performance and again to contribute significantly to Group profits in the year ahead, especially in the light of the exciting new structure created with Standard Bank under STANLIB Limited.



LIBERTY
ERMITAGE

Chief Executive Officer: **Ron Mitchell**

Members of the Group Executive: **Ian Cadby, Jonathan Giles, Duncan Hickman, Mark Hucker and Andrew Whelan**

Profile

Liberty Ermitage is one of Europe's most promising offshore asset manager and hedge fund specialist operations.The group employs 52 people and is led from Jersey. It has offices in Luxembourg and London.

The group has total funds under management of US$2,2 billion and is capitalised at US$50 million. Liberty Ermitage is able to offer a comprehensive fund range which includes Standard & Poors AAAm-rated money funds, as well as a range of hedge funds and conventional long-only funds. The group was acquired by Liberty Group on 1 October 2000.

Business review

In its first full year of contributing to Group income, Liberty Ermitage performed well by generating R12 million in headline earnings (2000: R1 million). Investment surpluses on shareholder investments excluded from headline earnings amounted to R147 million compared with a deficit of R2 million for 2000. At year-end Liberty Ermitage had US$2,2 billion in assets under management, broken down as follows:

- US$766 million in hedge fund-of-funds and single manager products.
- US$705 million in the Liberty Ermitage Institutional Money Market Fund Limited, an AAA-rated fund.
- US$682 million in Liberty Ermitage Funds Limited, an umbrella fund comprising traditional equity and bond multi-manager classes.

Hedge funds form a core competence and are the fastest-growing part of the business. Assets under management doubled during the year. The development of hedge funds in Europe as an alternative to long-only bond and equity investments has gathered pace because of the continued turmoil in equity markets. Liberty Ermitage has been well placed to benefit from this increase in demand because it has developed one of the largest proprietary research and investment advisory teams in the industry.

Rm or %	December 2001	vs December 2000
Net inflow of funds	1 022	▲ 9%
Assets under management	26 115	▲ 69%
Headline earnings	12	▲ 9%
Headline ROE	3%	▲ 1%
Total ROE	46%	▲ 46%

The Liberty Ermitage funds' performance in the face of extreme market volatility following September 11 has confirmed their resilience and helped to motivate increasing numbers of investors to switch to these funds. All Liberty Ermitage funds significantly outperformed their benchmarks and yielded returns of more than 40% in rand terms.

Liberty Ermitage was runner-up to Goldman Sachs in the alternative investment category of the prestigious Global Investor Award for Excellence 2001, validating the group's investment process. This prestigious award recognises the attainment of excellence and only three companies were shortlisted from more than 30 top managers. Although the awards are in their sixth year, this is the first year that there has been an alternative category. This is a reflection of the growth in this asset class and its move into the mainstream.

To be ranked alongside one of the world's most renowned investment banks by investment consultants in the United States, Europe and Asia-Pacific is a fantastic achievement.

In the current environment, Liberty Ermitage's core competence in hedge fund-of-funds, especially with their emphasis on wealth preservation, consistent absolute performance and much lower risk than traditional equities or bonds, is proving increasingly attractive to institutional investors.

Liberty Ermitage hedge fund-of-funds products are available to the South African public through life assurance products provided by Liberty Group. They have been used effectively to enhance investment returns and stabilise volatility in portfolios for the past four years.

Going forward, the market environment is likely to continually endorse the use of hedge funds in professionally managed and diversified investment portfolios. By achieving consistent performance in its fund-of-funds expansion of its Private Client Service and range of single manager products, Liberty Ermitage is building sales momentum to eventually deliver average growth in assets under management exceeding US$40 million a month.



LIBERTY
COLLECTIVE INVESTMENTS

LIBERTY SPECIALISED INVESTMENTS
LIBERTY MULTI-MANAGER
LIBERTY UNIT TRUSTS

Managing Director: **Mike Lledo**
Executive Director: **Carlos Amaral**
Divisional Director: **Martin Rabe**

Profile

The Liberty Collective Investments business unit comprises Liberty Collective Investments Limited and Liberty Specialised Investments (Proprietary) Limited.

Liberty Specialised Investments develops, distributes and administers a diverse spectrum of sophisticated investment products for individual clients. These include structured products, the Classic Collection (with investment plans, linked life annuities, preservation plans and retirement annuities), MultiVest Plans (for secondhand endowments) and Symphony Portfolios (comprising wrap funds utilising various satellite funds around a core fund).

Liberty Collective Investments Limited is the Group's registered unit trust management company. It has two distinct brands. The first, Liberty Unit Trusts, has a single asset manager (Libam) approach to investment. The other brand, Liberty Multi-Manager, focuses on a multi-manager approach.

Business review

Liberty Collective Investments completed another year of excellent growth and contributed significantly to Group profits. During the year, considerable effort was devoted to improving customer service, enhancing workplace skills and technology, harnessing maximum returns on all funds under management and to innovating new, client-driven investment products, swiftly and efficiently.

The excellent performance of all investment funds under management has kept Liberty Collective Investments ahead of most of its peers for three consecutive years. The business unit also achieved an appreciable gain in market share in highly competitive investment markets. Such accomplishments are attributable to the culture of transparency and solid discipline, the high personal motivation of managers and staff and the continuing sharp focus on well-defined investment principles and strategies without dabbling in non-core interests.

The growth-driven business unit achieved total sales of R7 billion for the year, a 66% gain on the 2000 sales. Net sales were up 15%, year-on-year. The business unit's total value of assets under management rose by 47% to R19,5 billion.

Rm or %	December 2001	vs December 2000
Net inflow of funds excluding money market	**2 055**	▲ 134%
LSI headline earnings	**18**	▲ 73%
LSI headline ROE	**87%**	▼ 6%
LCI headline earnings	**26**	▲ 61%
LCI headline ROE	**32%**	▲ 16%

Strong returns on unit trusts under management enabled Liberty Collective Investments, in partnership with Liberty Asset Management, to earn key Raging Bull Awards in January 2002 from Personal Finance and the Association of Unit Trusts (AUT). (See Liberty Asset Management review on page 72 for more detail).

The business unit continued to innovate and launch new investment products. All products were brought from initial concept to market launch in a highly efficient manner. The new products included three specialised unit trusts, together with a full range of risk profile fund-of-funds and multi-manager funds. Many of these products have a strong international investment component catering for South Africans' appetite for offshore products.

Several new structured products were also launched and received favourably by clients needing greater investment access to international markets and currencies. One of the popular new funds is the high-performing Liberty Select Global Companies Fund, which provides direct access to some of the world's leading companies and global brands.

The business unit upgraded its entire computerised financial management and administration system for managing the unit trust business effectively.

The continuing strong effort to develop optimal product knowledge and service skills among staff and therefore an exemplary client service ethic paid dividends. Through a comprehensive client satisfaction survey conducted by independent consultants, it was established that client satisfaction rose for another year. Most of Liberty Collective Investments' business is intermediated – and there is therefore a strong thrust to motivate and engage intermediaries.

A complementary initiative was also maintained throughout the year to elevate staff education and training through part-time studies. Fifty-three percent of staff received conditional bursaries for part-time university and other specialised tertiary-level studies.

The business unit expects to contribute significantly to Group profits in the year ahead, particularly in the light of the new synergistic structure created with Standard Bank under STANLIB Limited. The unit trust business under this structure will be the largest in South Africa in terms of gross sales and assets under management.



LIBERTY
CONSULTANCY

Managing Director: **Mike Garbutt**

Divisional Directors: **Johan Coetzer, Andrew Jacobs, Francis Raffner, James Skuse and Deryck van der Horst**

Profile

The Liberty Consultancy business unit has the key responsibilities of co-ordinating and undertaking most of the sales and product delivery functions of the Group's other strategic business units. Consultancy maintains three primary operating channels:

- the agency division, which employs full-time Liberty salespeople and their immediate support personnel;
- the franchise division, which has for the past eight years evolved a growing complement of franchise operators who exclusively market, sell, deliver and support Liberty products and services; and
- the broker division, comprising an expanding network of independent brokers who are not tied exclusively to Liberty products and services.

Through the Consultancy business unit, Liberty Group maintains a desired balance of independent and tied sales expertise, with 12% of the operations comprising Broker Consultants and the balance of 88% comprising Agency and Franchise personnel. The Franchise division currently has 105 franchise principals. The Broker division currently has a network of 256 broker consultants. The Agency division has 738 Liberty Group agents. The combined Franchise and Agency complement increased by 16% from 1 663 people in 2000 to 1 935 people in 2001.

Business review

Liberty Consultancy, through the established Agency, Franchise and Broker divisions, had a productive year. Overall sales, based on income flowing from new indexed premium business written, grew by 18%. This was a satisfactory advance on the 22% growth achieved during 2000, especially considering macro-economic factors, the highly competitive South African insurance market and the initial impact following the introduction of the new Policyholder Protection Rules.

Rm or %	December 2001	vs December 2000
Indexed new business	2 346	▲ 18%
New single premiums	5 904	▲ 11%
New recurring premiums	1 756	▲ 20%
Total agents – number	738	▲ 10%
Franchisees including their staff – number	1 197	▲ 20%
Broker consultants – number	256	▲ 30%

Liberty Consultancy's overall growth trajectory remains in line with the Group's stated objective of achieving sustained growth of 12% above the rate of inflation, as measured by the consumer price index.

On 1 July the new Policyholder Protection Rules were introduced requiring intermediaries to disclose more information about the policies they were recommending and the commissions to be received. While the rules have been welcomed because of the greater benefits they bring to consumers, they were disruptive to the normal flow of business initially, as intermediaries were required to adapt to the realities of furnishing more information. Furthermore, the events of September 11 in the United States sent shock waves across world markets with South African consumers not being immune to the global trends. With domestic and world equity markets spiralling downwards, many established and potentially new policyholders were reluctant to commit to any new policies before the equity markets began to recover in earnest.

Notwithstanding the above interventions, Liberty new business still managed to achieve the targets set, with the Consultancy business unit posting an overall year-on-year growth of 18%.



LIBERTY
GROUP PROPERTIES

Managing Director: **Jim McLean**

Executive Directors: **Eric Bernstein, Roger Corlett and John Dacombe**

Profile

Liberty Group Properties develops and manages the Group's successful property portfolio, including investment joint ventures with other financial institutions. The business unit markets and administers a property portfolio valued at more than R12 billion, of which R9,2 billion is owned by Liberty Group. This represents an increase in value of 5,3% compared with 2000. The business unit focuses on servicing value-added niche markets in select geographic regions.

About 65% of the company's portfolio is held through 10 key properties. Major properties under the company's management feature a number of South Africa's premier retail shopping and office complexes, including the Eastgate, Sandton City, Sandton Square and Alberton City developments in the greater Johannesburg metropolis, as well as Greenacres in Port Elizabeth.

Trading under major hotel brands, notably Intercontinental, Holiday Inn and Cullinan, managed by Southern Sun, Liberty Group Properties has more than 3 200 hotel rooms in its property portfolio. This is the largest number of hotel rooms held by a South African property company.

Liberty Group Properties developed the R350 million Sandton Convention Centre in 2000. This centre is considered to be one of the southern hemisphere's premier conference venues. It will be the venue for the second World Summit on Sustainable Development (Earth Summit) later in 2002.

Business review

Overall the company's results for the year are pleasing in what has been an extremely difficult period. Against a backdrop of an increased volume of available letting space and greater choice, demand for commercial and retail property space declined in general.

Rm or %	December 2001	vs December 2000
Value of properties under management	11 999	▲ 4%
Headline earnings	19	▲ 64%
Headline ROE	130%	▲ 50%

Liberty Group Properties fared well above average and, despite experiencing a comparatively uneventful year, achieved investment returns above budget. Accordingly, the business unit again contributed appreciably to Group income and profit.

In keeping with tradition, the business unit continued to invest substantially in maintaining, improving and, where also opportune, expanding its core property portfolio throughout the year.

The major property acquisition of 2001 was the securing of a further share in the Sandton Square development. Liberty has increased its share in this development to 69,5%.

The 21 000m² Sandton Convention Centre has performed well throughout 2001. This investment was undertaken by the Sandton Consortium, of which Liberty is the principal partner with a 60% interest. Tsogo Sun, the principal tenant, holds the head lease. The Sandton Convention Centre was one of several property developments for which the business unit won prestigious Fulton Awards during the year.

As part of the ongoing initiative to further improve the quality of the portfolio, Liberty Group Properties disposed of seven non-core properties in various metropolitan areas. The proceeds of these property sales amounted to R142 million, comparing favourably with a 31 December 2000 carrying value of R141 million.

The business unit, rated in the Top 300 South African businesses that are actively promoting black economic empowerment, is now allocating between 30% and 40% of all property construction, refurbishment and maintenance contracts, on value, to empowerment organisations.



LIBERTY
ELECTRIC LIBERTY

Managing Director: **Gavin Came**

Executive Directors: **Larry McCarthy**

Profile

Electric Liberty is the group's Internet-based electronic services business unit. During the previous two financial years, Electric Liberty was developed and started operating as MyLife@bluebean.com in an electronic commerce bancassurance partnership with Standard Bank. Now the business unit is focused primarily on harnessing new business development and value-adding opportunities inherent in the Internet and electronic commerce (e-commerce).

Business review

During the latter half of the year, steps were taken, in line with a previously agreed exit strategy, to reposition and redirect Electric Liberty. This change was motivated by the disappointing performance of the MyLife@bluebean.com electronic offering, which proved that consumers still prefer to deal with their chosen financial adviser or agent and are not ready to purchase financial services products online. Online demand from consumers was too low to justify Electric Liberty's continued high involvement in the online bancassurance offering.

As a result, the capacity to purchase online from MyLife has been removed. The planning functionality, including a comprehensive financial needs analysis and online balance sheet has been integrated into the liberty.co.za website. Instead of providing online purchasing capability the site now encourages users to request that their intermediary contact them or that an intermediary is allocated to them. This highly functional and user-friendly website enables users to consolidate their financial affairs online, thereby empowering them to design and develop and monitor customised portfolios. The enhanced website has several new features including the establishment of a successful online leads management and intermediary registration facility. Another important new feature is the news-content management system.

A punchy and humorous daily e-mail is sent to the registered online community and has already generated good feedback and contributes to leads generation.

Rm or %	December 2001	vs December 2000
Loss for the year	(51)	▲ 99%
Amortisation and asset impairment charge (included in loss for the year)	(21)	▲ 121%

Electric Liberty has identified other value-added electronic product and service development opportunities for 2002. These include:

- data aggregation across the Group and through Astute, the South African insurance industry's data-pooling facility;
- the development and implementation of additional transactions to expand the transaction zone and improve the depth and range of online business functionality through the Internet; and
- the development and implementation of online tools to enable Liberty policyholders and related stakeholders to access information on a greater number of non-competing financial services-type products, including online trading facilities offered through SCMB securities.

The number of hits on the liberty.co.za site has increased dramatically since the completion of integration of the software on 31 October 2001 and leads generation has commenced.

Electric Liberty's second function remains that of being a centre of excellence and innovation for masterminding new online concepts and value-added service offerings for the Group. As a result Electric Liberty has taken on the responsibility of all online developments in the Group, including the development and maintenance of existing websites, the Liberty Intranet and Blueprint Online.

Blueprint Online evolved from the revolutionary personal computer-based Blueprint financial information and management software developed by the Group to benefit intermediaries around the country.



LIBERTY
HEALTHCARE

Managing Director: **Dan Pienaar**
Divisional Directors: **Stephen Maasch**

Profile

Launched in December 1998, the healthcare management solutions company, Liberty Healthcare, complements the other key Liberty Group business units by offering new-generation healthcare products. The popular and fast-growing range includes the Medical Lifestyle health insurance product, The Provision Fund and The Liberty Medical Scheme, incorporating the ProCure and ProVia benefit ranges.

The Provision Fund is Liberty Healthcare's post-retirement healthcare funder. Given the greater emphasis, and balance sheet implications, of new accounting standards (AC116), the Provision Fund is the tailor-made solution to this potential liability.

The medical scheme options are distributed through a growing countrywide base of highly knowledgeable and motivated intermediaries, a distribution network that is frequently regarded to be the best of its kind in South Africa.

Business review

Despite the complex and uncertain regulatory environment and other external factors impacting on its modus operandi, Liberty Healthcare surged ahead and achieved impressive growth, especially during the fourth quarter. By year-end, the three-year-old business unit had increased its membership of principal lives by 73% (18 870 at 31 December 2000 to 32 704 at 31 December 2001) and has increased further since year end to 36 343, virtually doubling the membership base since 31 December 2000. This accomplishment places Liberty Healthcare well on its way to achieving its target of 50 000 principal lives (130 000 total lives) within four years of its formation.

The year's two key initiatives were the launch in April of the ProCure benefit range aimed at individuals and the 2002 rates release in October. These two initiatives resulted in about 30% of the existing membership base being added in just the last quarter of 2001.

Rm or %	December 2001	vs December 2000
Principal lives – number	32 704	▲ 73%
Loss for the year	(13)	▲ 388%

By recent and current industry standards, this is a notably strident growth rate. Growth, however, has been managed well. In particular, Liberty Healthcare has been careful to retain an excellent risk profile and improve solvency ratios within the medical scheme despite rapid growth. Growth has also not in any manner impacted negatively on the employee complement or administrative systems. In fact, it has allowed the business unit to increase productivity ratios by more than 80% in a year. The business unit continued to receive favourable ratings from its three primary stakeholder groups: members, intermediaries and medical providers.

The net solvency margin of The ProVia Medical Scheme improved substantially, advancing by 111% from 4,4% to 10,9%. The Liberty Healthcare executive team is confident the business unit will start contributing to Group profits during the 2002 financial year.

Many open medical schemes announced a combination of benefit reductions, mid-year contribution increases, or very high increases going into 2002. The net result, in many cases, was an overall 25% to 30% increase in real costs for consumers with reductions in benefits. Against this dramatic backdrop, Liberty Healthcare performed admirably by improving benefits and limiting contribution adjustments to as low as 9% for the full package of improved benefits.

Liberty Healthcare remains sharply focused on the need to be a responsible and caring corporate citizen. One of the major highlights of the year was the continuing sponsorship of the Liberty-one helicopter as the primary emergency response vehicle of the Special Trauma Air Response (STAR) service. Based at the Johannesburg General Hospital, STAR provides a rapid-response medical emergency facility for the greater community of Gauteng, South Africa's most populous province.

Given that the target of 50 000 principal lives is in sight, along with its continuing innovative approach towards developing new-generation products, as well as its enhanced systems and highly motivated people, Liberty Healthcare is well placed to start contributing to Group income during 2002 and 2003.

Our goal is to build value for shareholders, policyholders, staff, intermediaries and the community in which we live and work.

We believe there is consistent, rolling momentum created by this absolute alignment and we will avoid the pitfalls of pursuing strategies or actions providing no clear value building opportunity for our constituencies.

build value


VACATION

Contents

| Liberty Annual Report 2001



Mark Bloom – Executive Director, Finance
David Nohr – Executive Director, Actuarial

build value !

Liberty Group Limited and its Subsidiaries

89 Highlights
90 Review of the past six years
92 Directors
93 Approval of the annual financial statements
94 Report of the independent auditors on the annual financial statements
95 Report of the statutory actuary
98 Certification by the company secretary
99 Accounting policies
104 Balance sheets
105 Group income statement
106 Company income statement
107 Statement of changes in shareholders' funds
108 Cash flow statements
110 Notes on the financial statements
144 Report of the Independent auditors on the Group embedded value
145 Group embedded value report

Liberty Holdings Limited and its Subsidiaries

149 Highlights
150 Review of the past six years
152 Directors
153 Approval of the financial statements
154 Report of the independent auditors on the annual financial statements
155 Certification by the company secretary
156 Accounting policies
162 Balance sheets
163 Income statements
164 Statement of changes in Group shareholders' funds
166 Cash flow statements
168 Notes on the financial statements
183 **Glossary of terms**
185 **Notice to members**
189 **Biographies of directors standing for re-election as directors of Liberty Group Limited and/or Liberty Holdings Limited**
190 **Shareholders' diaries**
191 **STRATE**
192 **Contact information**
193 **Contact details**
Proxy forms

Liberty Group Highlights

Embedded value per share of R54,21 **up 23%**

Headline return on equity on continuing operations **25%**

Headline earnings per share on continuing operations **up 14%** to 551,0 cents

Final dividend of R1,50 per share on continuing operations **up 15%**

Value of new business **up 16%**

Indexed new business premiums **up 11%**

Recurring new business premiums **up 17%**

Total assets under management **up 22%** to R139 billion

Review of the past six years

Refer to page 9 of the Chairman's statement for a review of value created for shareholders over the last three years.

	Compound annual growth %(1)	2001 £m
New business premium income		
New recurring premiums	15,0	**172,6**
Individual	14,5	**145,2**
Group	17,4	**27,4**
New single premiums	16,0	**604,8**
Individual	21,6	**376,4**
Group	8,1	**97,0**
Immediate annuities	10,2	**131,4**
New business premium income	15,8	**777,4**
New business index(2)	15,2	**233,0**
Income statement – extracts		
Total headline earnings per share (cents)	(1,8)	**45,0p**
Headline earnings per share on continuing operations (cents)		**43,7p**
Life fund operating surplus per share (cents)		**37,2p**
Revenue earnings per share attributable to shareholders' funds (cents)		**6,5p**
Net premium income	12,8	**1 118,1**
Dividends per ordinary share (cash equivalent) (cents)		**22,0p**
Management expense ratio (life insurance operations) (%)		**8,5**
Balance sheet – extracts		
Shareholders' funds	5,6	**474,7**
Life funds	10,5	**4 318,5**
Actuarial liabilities under unmatured policies		**4 298,2**
Contingency and other reserves		
Deferred capital gains tax		**20,3**
Total assets	10,4	**5 085,4**
Total assets under management	8,7	**7 936,8**
Capital adequacy cover (multiple of capital adequacy requirements)		**3,5**
Other		
Embedded value (million)		**£840**
Embedded value per share		**£4,29**
Value of new business written (million)		**£25,88**
Total return on equity on continuing operations (%)		**40,4**
Headline return on equity on continuing operations (%)		**24,9**
Return on embedded value (%)		**26,4**
Total Group staff		**6 293**
Liberty Group staff		**3 764**
Broker consultants and managers		**362**
Total Liberty Group staff		**4 126**
Field staff		**2 115**
Liberty Ermitage staff		**52**
Liberty share price at 31 December (6)	(6,4)	**£3,14**
Total number of shares in issue at 31 December (million)	1,7	**272,4**
Market capitalisation (million)	(4,8)	**£855,3**
Weighted average number of shares in issue (million)	1,9	**272,0**
R/£ exchange rate at 31 December	17,2	**17,58**
Average R/£ exchange rate for the year	13,5	**12,63**
R/US$ exchange rate at 31 December	21,0	
Average R/US$ exchange rate for the year	15,8	

(1) Calculated on rand amounts from 1996 to 2001
(2) Recurring premiums plus 10% of single premiums
(3) Excludes 1997 special anniversary dividend of 40 cents per share
(4) Restated for change in tax dispensation
(5) After capital reduction announced in 2000
(6) Restated for Liberty International and Stanbic components unbundled in 1999

2001 Rm	2000 Rm	1999 Rm	1998 Rm	1997 Rm	1996 Rm
2 179,7	1 870,2	1 559,7	1 319,3	1 213,2	1 085,9
1 834,1	1 578,3	1 322,9	1 045,8	1 012,1	930,8
345,6	291,9	236,8	273,5	201,1	155,1
7 639,4	7 755,6	6 314,6	4 591,7	5 045,9	3 638,1
4 754,7	3 840,2	3 203,6	2 531,5	2 803,8	1 786,7
1 224,5	2 166,5	1 623,6	935,4	1 323,4	829,1
1 660,2	1 748,9	1 487,4	1 124,8	918,7	1 022,3
9 819,1	9 625,8	7 874,3	5 911,0	6 259,1	4 724,0
2 943,6	2 645,8	2 191,2	1 778,5	1 717,8	1 449,7
568,4	557,8	608,5	636,7	743,1	622,0
551,0	485,2				
469,3	410,7				
81,7	74,5				
14 122,2	13 567,3	11 439,6	9 387,2	9 533,7	7 746,4
278,0	273,0	402,0	419,0[3]	348,0	280,0
8,5	7,4	8,0	8,0	7,6	8,0
8 345,8[5]	9 615,6	9 552,8	5 735,3	6 327,1	6 351,0
75 918,4	62 137,6	56 183,6	43 817,9	46 907,5	46 008,4
75 561,8	62 137,6	56 183,6	41 014,0	43 355,1	42 525,2
			2 803,9	3 552,4	3 483,2
356,6					
89 401,4[5]	75 966,0	69 273,6	52 455,3	55 263,3	54 543,6
139 014,1[5]	113 695,3	98 951,4	80 040,7	95 191,7	91 799,4
3,5[5]	5,7	7,7	3,3	4,3	6,1
R14 767[5]	R11 941[5]	R14 274	R12 852		
R54,21[5]	R43,95[5]	R52,83	R47,99		
R455	R391	R366[4]	R248		
40,4	10,0[5]				
24,9	22,7[5]				
26,4	11,3	18,1			
6 293	5 816	5 189	4 655	4 465	4 428
3 764	3 625	3 435	3 266	3 280	3 355
362	329	289	254	217	181
4 126	3 954	3 724	3 520	3 497	3 536
2 115	1 807	1 465	1 135	968	892
52	55				
R55,20[5]	R67,50	R71,00	R39,23	R81,11	R76,79
272,4	271,7	270,2	267,8	263,5	250,1
R15 036,5[5]	R18 339,8	R19 184,2	R10 505,8	R21 372,5	R19 205,2
272,0	270,9	269,3	266,5	253,6	247,4
17,58	11,34	9,93	9,76	8,06	7,94
12,63	10,53	9,82	9,23	7,65	6,70
12,14	7,60	6,15	5,88	4,87	4,68
8,81	6,86	6,05	5,52	4,63	4,24

Directors at 31 December 2001

Refer to page 12 of the Chairman's statement for details of the restructuring of the board that took place on 13 March 2002.

Chairman

D E Cooper (61) CA(SA)†
Appointed to the board – 1999
Chairman: Standard Bank Investment Corporation Limited

Executive Directors

R C Andersen (53) CA(SA), CPA (Texas)
Group Chief Executive and Deputy Chairman
Appointed to the board – 1997
5 years' service

H I Appelbaum (48) BA, LLB
Appointed to the board – 1993
15 years' service

M A Bloom (43) BCom, BAcc, CA(SA)
Appointed to the board – 2000
16 years' service

M J Jackson (52) MA(Hons)
Appointed to the board – 1998
27 years' service

D S Nohr (57) BSc, FASSA, FIA, ASA
Appointed to the board – 1998
37 years' service

Non-executive Directors

D D B Band (57) BCom, CA(SA)†*
Appointed to the board – 1995
Director of companies

E Bradley (63) BSc, MSc
Appointed to the board – 1999
Executive Chairman: Wesco Investments Limited

D A Hawton (64) FCIS†*
Appointed to the board – 1999
Executive Chairman: Kersaf Limited

R J Khoza (52) MA (Lancaster), PMD (Harvard) IPBM (IMD Lausanne)
Appointed to the board – 1999
Chairman: AKA Capital

W S MacFarlane (66) CA(SA), FCA*
Appointed to the board – 1995
Director of companies

S J Macozoma (44) BA
Appointed to the board – 1999
Joint Deputy Chairman: Standard Bank Investment Corporation Limited

J H Maree (46) BCom, MA (Oxon)
Appointed to the board – 1997
Chief Executive: Standard Bank Investment Corporation Limited

R A Plumbridge (66) MA (Oxon), LLD(hc)
Appointed to the board – 1999
Director of companies

M Rapp (66) CA(SA)
Appointed to the board – 1975
Director of companies

A Romanis (62) CA*#
Appointed to the board – 1986
Director of companies

C B Strauss (66) BA, MS, PhD, DEcon(hc), DSc(hc)
Appointed to the board – 1983
Director of companies

E P Theron (60) BCom, LLB
Appointed to the board – 1999
Director of companies

† *Member of the remuneration committee*
* *Member of the group audit and actuarial committee*
\# *British*

Approval of the annual financial statements

for the year ended 31 December 2001

The directors accept responsibility for the preparation, integrity and fair presentation of the annual financial statements, the Group annual financial statements and related information included in this annual report. These financial statements have been prepared using appropriate accounting policies, supported by reasonable and prudent judgements and estimates, in conformity, in all material respects, with South African Statements of Generally Accepted Accounting Practice, taking into account the nature of the business and in the manner required by the Long-term Insurance Act, 1998 and the South African Companies Act, 1973. The directors are of the opinion that the financial statements fairly present the financial position of the Company and the Group. The independent auditors are responsible for reporting on these financial statements and were given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors have no reason to believe that all representations made to the independent auditors during the audit are not valid and appropriate. The directors further accept responsibility for the maintenance of accounting records, which may be relied upon in the preparation of the financial statements, as well as adequate systems of internal financial control. Internal financial and operating controls are described in the corporate governance review on pages 16 to 31 of the annual report.

Nothing has come to the attention of the directors to indicate that the Group or any company within the Group will not remain a going concern for at least the ensuing financial year.

The Company annual financial statements and the Group annual financial statements which appear on pages 95 to 143 were approved by the board of directors and are signed on its behalf by:

D E Cooper
Chairman

R C Andersen
Group chief executive

Johannesburg
5 March 2002

To the members of Liberty Group Limited

We have audited the Company annual financial statements and Group annual financial statements of Liberty Group Limited set out on pages 95 to 143 for the year ended 31 December 2001. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the financial statements fairly present, in all material respects, the financial position of the Company and of the Group at 31 December 2001 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the South African Companies Act, 1973.

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
5 March 2002

Consolidated actuarial balance sheet at 31 December	Group 2001 Rm	2000[1] Rm
Assets		
Total assets as per balance sheet	**89 401,4**	75 966,0
Less liabilities	**81 055,6**	66 350,4
Actuarial liabilities under unmatured policies	**75 561,8**	62 137,6
Capital gains tax provision on unrealised capital gains on policyholders' investments	**356,6**	
Other liabilities	**5 137,2**	4 212,8
Excess of assets over liabilities	**8 345,8**	9 615,6
Represented by:		
Shareholders' funds	**8 345,8**	9 615,6
Capital adequacy requirement	**2 391,3**	1 693,2
Capital adequacy requirement: times covered	**3,5**	5,7[2]

The figures at 31 December 2000 are prior to the reduction in capital paid on 4 April 2001.

(1) Restated for changes in accounting policies

(2) Proforma capital adequacy requirement after capital reduction reduces to 3,6.

1. Certification

I have conducted an investigation into the financial position of Liberty Group Limited (Company) at 31 December 2001. I certify that the actuarial valuation was carried out on the basis described below in accordance with Generally Accepted Actuarial Standards and the guidance notes on the Financial Soundness Valuation issued by the Actuarial Society of South Africa, PGN 104. In my opinion, the Company is financially sound and the assets of the Company are sufficient to meet the liabilities that will emerge under existing policies. It is also my opinion that the financial statements fairly present the financial position of the Company at 31 December 2001.

I am satisfied that the basis used to value the liabilities is consistent with the basis used for the valuation of the assets.

2. Description of valuation basis, notes and comments

Valuation basis for actuarial value of investments

Investments have been valued as set out in the accounting policies.

Valuation basis for actuarial liabilities under unmatured policies

In general, provision was made for the best estimate of future experience,

plus prescribed margins as required in terms of guidance note PGN 104 issued by the Actuarial Society of South Africa,

plus additional second-tier margins.

The best estimate assumptions relating to future mortality, morbidity, withdrawals and maintenance expenses were derived from recent experience and, in setting them, provision was made for the expected increase in AIDS-related claims and for the effect of future inflation in maintenance expenses at 7,90% p.a. (2000: 9,05% p.a.).

Future investment returns were related to the medium-term government stock interest rate prevailing at the valuation date and were set at 13,3% p.a. (2000: 14,5% p.a.) taking into account the asset mix of the fund. The before-tax discount rate was set at the same rate. Future tax and tax relief were allowed for at rates and on bases applicable to Section 29A of the Income Tax Act as applicable at the valuation date and full allowance has been made for capital gains tax which was introduced in October 2001. Provision is made for capital gains tax on unrealised gains at the valuation date at full undiscounted value and is shown as a separate liability.

The best estimate assumptions were strengthened by the addition of prescribed margins and further second-tier margins were also added so that the shareholders' participation in profits emerges in the year in which it is earned.

The overall effect of first- and second-tier margins is that profit emerging from new business in the year in which it is written is not material but instead is recognised over the duration of the lifetime of the policies as it is earned.

Liabilities for individual policies with benefits dependent on the performance of underlying investment portfolios (including business with stabilised bonuses where bonuses were taken at full value) were taken as the aggregate value of the policies' investment in the investment portfolio at the valuation date, reduced by the excess of the present value of the expected future risk and expense charges over the present value of the expected future risk benefits and expenses on a policy by policy cash flow basis.

Reversionary bonus and the major non-profit classes of policies were valued by discounting the expected future cash flows at a rate of 12,92% p.a. (2000: 14,12% p.a.), being a market related rate of interest reduced by an allowance for investment expenses and the relevant prescribed margin. Provision has been made for future bonuses based on the latest declared bonus rates.

Annuity business was valued by discounting annuity instalments and expenses at 11,67% p.a. (2000: 13,19% p.a.) being the rate of return yielded by the matching assets, reduced by an allowance for investment expenses and the relevant prescribed margin.

Liabilities for group benefit policies (including policies where the bonuses are stabilised) were established as the value of the policies' investment in the respective investment portfolios, including the face value of all bonuses (vested and unvested) declared in respect of periods up to the valuation date.

In respect of with-profit business where bonuses are stabilised, bonus stabilisation reserves are held arising from the difference between the after-tax investment performance of the assets net of the relevant management fees and the rate of bonus declared. As a result of the investment return achieved by the underlying investment portfolios exceeding the declaration of smoothed bonuses for the year, the amount of the negative bonus stabilisation reserves existing at 31 December 2000 improved during 2001. The total of the negative stabilisation reserves amounted to R8,2 million at 31 December 2001 (R165,1 million at 31 December 2000). In aggregate the total stabilisation reserves are substantially positive.

Capital adequacy requirements

Investigations were carried out to determine the amount of the capital adequacy requirement, which provides for adverse variations in experience including an allowance for a deterioration in mortality experience arising from the AIDS epidemic. These investigations were carried out in terms of the guidance notes issued by the Actuarial Society of South Africa.

I am satisfied that the excess of assets over liabilities is sufficient to meet these capital adequacy requirements which amounted to R2 391,3 million at 31 December 2001 (R1 693,2 million at 31 December 2000).

Material changes in valuation basis since the previous report

Changes were made to the valuation to allow for capital gains tax and to re-align valuation assumptions with expected future experience. These changes resulted in a net increase in actuarial liabilities of R47,4 million. In addition adjustments were made to interest rate and inflation rate assumptions to maintain consistency between the value of liabilities and the market value of assets.

3. Charter Life Insurance Company Limited

Actuarial balance sheet at 31 December	**2001 Rm**	2000 Rm
Assets		
Total assets as per balance sheet	**7 731,1**	6 138,8
Less liabilities	**7 085,0**	5 616,9
Actuarial liabilities under unmatured policies	**6 797,1**	5 430,5
Capital gains tax provision on unrealised capital gains on policyholders' investments	**53,3**	
Other liabilities	**234,6**	186,4
Excess of assets over liabilities	**646,1**	521,9
Represented by:		
Shareholders' funds	**646,1**	521,9
Capital adequacy requirement	**122,7**	87,6
Capital adequacy requirement: times covered	**5,3**	6,0

In regard to the financial position of the life fund of Charter Life Insurance Company Limited, a wholly owned subsidiary of Liberty Group Limited, the investigation was conducted by the Statutory Actuary of Charter Life Insurance Company Limited who has certified that the assets are sufficient to meet the liabilities that will emerge under existing policies and to cover the capital adequacy requirements of that company at 31 December 2001, such values having been determined in accordance with Generally Accepted Actuarial Standards and the Actuarial Society of South Africa guidance note, PGN 104.

D S Nohr BSc, FASSA, FIA, ASA
Statutory actuary

Johannesburg
5 March 2002

Certification by the company secretary

In terms of Section 268 g(d) of the Companies Act, 1973, as amended, I certify that the Company has lodged with the Registrar of Companies all such returns as are required by the Companies Act, 1973, as amended, and that all such returns are true, correct and up to date.

J Worwood FCIS
Company secretary

Johannesburg
5 March 2002

Basis of preparation

The accounting policies adopted by the Company and the Group comply, in all material respects, with South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act, 1973 and the Long-term Insurance Act, 1998. The consolidated financial statements are prepared on the historical-cost basis, modified by the revaluation of investment properties, owner-occupied properties and financial instruments to fair value.

These accounting policies are consistent with those applied at 31 December 2000 except for:

- the adoption of the new accounting statement on Events After The Balance Sheet Date (AC 107). In terms of this statement, dividends proposed or declared after the balance sheet date and related secondary tax on companies are not recognised as a liability at the balance sheet date. This change in the recognition of liabilities relating to dividends has been applied retrospectively and comparative figures as well as opening retained earnings in respect of 2000 have also been restated. The capital reduction which was paid on 4 April 2001 has also been accounted for as a first half 2001 transaction in accordance with the new accounting statement;
- the adoption of the revised accounting statement on Employee Benefits (AC 116) in terms of which leave pay provisions have been recognised in respect of past service of employees. This change has been applied retrospectively and comparative figures as well as opening retained earnings in respect of 2000 have been restated.

The income statements reflect earnings from continuing operations separately from proforma earnings attributable to the capital reduction in order to make comparison of results more meaningful. The proforma earnings attributable to the capital reduction for the year ended 31 December 2000 represent the earnings (for twelve months) on shareholders' assets that were utilised to fund the capital reduction on 4 April 2001. The proforma earnings for the year ended 31 December 2001 represent the earnings (for three months) determined as outlined above up to 4 April 2001.

The more important accounting policies adopted by the Company and the Group are as follows:

Basis of consolidation

The Group annual financial statements consolidate the financial statements of the Company and its subsidiaries. Subsidiaries are those enterprises in which the Group has the power to govern their financial and operating policies. The results of the subsidiaries are included from the effective dates of acquisition up to the effective dates of disposal. Profits or losses on disposal of subsidiaries are included in the income statement as investment surpluses or deficits attributable to shareholders. All subsidiaries have financial years ending 31 December and are consolidated to that date. The accounting policies for subsidiaries are consistent, in all material respects, with the policies adopted by the Group. Inter-company transactions, balances and unrealised profits are eliminated on consolidation.

Interests in subsidiary companies

In the Company annual financial statements interests in subsidiaries are accounted for using equity accounting principles. Goodwill in respect of subsidiaries acquired after 31 December 1999 is recognised separately in the balance sheet of the Company (refer to goodwill accounting policy). Accordingly interests in subsidiaries are shown at net asset value in the Company balance sheet and the Company's share of the results of subsidiaries is reflected in the income statement.

Foreign currencies

Transactions and balances

Transactions in foreign currencies are translated into South African Rands at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated into South African Rands at the rates of exchange ruling at the balance sheet date. Any translation differences are included in the income statement, in the year in which the difference occurs, as investment surpluses or deficits and are shown as attributable to shareholders' or policyholders' funds as appropriate.

Foreign operations

Foreign operations are operations of which the activities are an integral part of those of the reporting enterprise. Assets and liabilities of these operations are translated into South African Rands at rates of exchange ruling at the balance sheet date. Income and expenditure of foreign operations are translated into South African Rands at the average rate of exchange during the year. Translation differences arising from the translation of foreign operations are included in the income statement, in the year in which the difference occurs, as investment surpluses or deficits and are shown as attributable to shareholders' or policyholders' funds as appropriate.

Foreign entities

Foreign entities are operations of which the activities are not an integral part of those of the reporting enterprise. Assets and liabilities of these entities are translated into South African Rands at rates of exchange ruling at the balance sheet date. Income and expenditure of foreign entities are translated into South African Rands at the average rate of exchange during the year. Translation differences arising from the translation of foreign entities are taken to revaluation and other reserves. On disposal, such differences are recognised in the income statement as part of the profit or loss on disposal.

Financial instruments

Measurement

Financial instruments are initially measured at cost. All financial instrument purchases and sales are recognised using trade date accounting. Thereafter these financial instruments are measured as set out below:

Marketable securities

Marketable securities include government, municipal and utility stocks, debentures, listed shares, unit trusts and derivatives. Marketable securities are reflected at market value. Market value is calculated by reference to regulated exchange quoted ruling prices (repurchase prices for unit trusts) at the close of business on the last trading day on or before the balance sheet date. "Over the counter" options are valued at fair value using appropriate models.

Other investments

Other investments, which include mortgages, loans, deposits, money market securities and unlisted shares, are valued at fair value using appropriate models.

Convertible bonds

Convertible bonds are valued at original transaction value net of amortised bond issue expenses. The expenses incurred are amortised over the period of the bonds. The fair value of the liability component, at initial recognition, is calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity component, is included in shareholders' equity in revaluation and other reserves.

Gains and losses

Gains and losses arising from a change in value or on disposal of financial instruments are included in the income statement as investment surpluses or deficits and are shown as attributable to shareholders' or policyholders' funds as appropriate.

Investment properties and owner-occupied properties

Investment properties are held to earn rentals and for capital appreciation, whereas owner-occupied properties are held for use in the supply of services or for administrative purposes and for capital appreciation for the benefit of policyholders.

Measurement

Completed properties are reflected at a valuation based on open-market fair value, which is determined annually by independent professional valuators and is not subject to depreciation. Properties under development are reflected at cost. For owner-occupied properties, depreciation is eliminated against the gross carrying amount of the assets.

Gains and losses

Unrealised surpluses or deficits arising on the valuation of properties and realised surpluses or deficits on disposal of properties are included in the income statement as investment surpluses or deficits and are shown as attributable to shareholders' or policyholders' funds as appropriate.

Goodwill

Goodwill represents the excess of the purchase consideration of an acquisition over the fair value attributable to the net identifiable assets at the date of acquisition. Goodwill on acquisitions that occurred prior to 1 January 2000 was written off in full against shareholders' funds in the year acquired. Goodwill on acquisitions occurring after 31 December 1999 is capitalised and amortised in the income statement on a straight-line basis over the lesser of its estimated useful life or twenty years. Goodwill amortisation periods are analysed in note 9 on the financial statements. Goodwill is carried in the balance sheet at cost less any accumulated amortisation and accumulated impairment losses.

Intangible assets

Computer software development costs

Generally, costs associated with developing computer software programs are recognised as an expense as incurred. However, costs that are clearly associated with an identifiable system, which will be controlled by the Group and has a probable benefit exceeding the cost beyond one year, are recognised as an asset. Computer software development costs recognised as assets are amortised in the income statement on the straight-line basis at rates appropriate to the expected useful lives of the assets, not exceeding five years, and are carried in the balance sheet at cost less any accumulated amortisation and accumulated impairment losses.

Office furniture, computer equipment and other tangible assets

Office furniture, computer equipment and other tangible assets are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis at rates appropriate to the expected useful lives of the assets, not exceeding ten years in respect of office furniture and five years in respect of computer equipment. Maintenance and repairs, which neither materially add to the value of assets nor appreciably prolong their useful lives, are charged against income. Profits and losses on disposals of assets are included within management expenses in the income statement.

Impairment of assets

The carrying value of assets is reviewed regularly to assess whether there is any indication of impairment. An impairment loss is recognised in the income statement whenever the recoverable amount of an asset is less than its carrying amount.

Scrip lending

Marketable securities under scrip lending arrangements are reflected on the balance sheets of the Company and the Group. Scrip lending arrangements are entered into only with appropriately accredited institutions. Scrip lending fees received are included in the income statements as investment income. Fees are allocated between shareholders and policyholders based upon ownership of the underlying marketable securities.

Life funds

The Group's liabilities under unmatured policies are calculated annually at the balance sheet date by the Group's statutory actuary in accordance with prevailing legislation and Generally Accepted Actuarial Standards in South Africa. The transfers to life funds reflected in the income statements represent the increase or decrease in actuarial liabilities, including provisions for policyholders' bonuses, net adjustments to policyholders' bonus stabilisation reserves, and net adjustments to margins held within the life funds. The life funds include deferred tax on unrealised capital gains in respect of policyholder investments. Deferred tax liabilities are not discounted.

Retirement benefits

Retirement funds

The Group operates a funded defined benefit pension scheme as well as defined contribution pension and provident schemes. With effect from 1 March 2001 the majority of employees accepted an offer to convert their retirement plans from defined benefit to defined contribution. Employees joining after 1 March 2001 automatically become members of the defined contribution schemes.

The defined benefit pension scheme, now closed to new employees from 1 March 2001, is governed by the Pension Funds Act, 1956 and employer companies contribute the total cost of benefits provided taking account of the recommendation of the actuaries. Statutory actuarial valuations are required every three years. Interim valuations are also performed annually at the balance sheet date. The Group's current service costs to the defined benefit plan are recognised as expenses in the current year. Past service costs, experience adjustments and the effect of changes in actuarial assumptions are recognised as expenses or income in the current year to the extent that they relate to retired employees. For active employees, these items are recognised as expenses or income systematically over the expected remaining service period of employees.

The defined contribution schemes are funded by the employer companies and employees. The Group's contributions are charged to the income statement when incurred.

Medical fund

The Group operates a post-retirement medical aid scheme. Medical aid costs are included in the income statement as management expenses in the period during which the employees render services to the Group. For past service of employees who joined the Group prior to 1 July 1998, the Group recognises and provides for the actuarially determined present value of post-retirement medical aid employer contributions on an accrual basis.

Deferred tax

Provision is made for deferred tax attributable to temporary differences in the accounting and tax treatment of items in the financial statements. A deferred tax liability is recognised for all taxable temporary differences, at current rates of tax, except differences relating to goodwill not deductible for tax purposes, initial recognition of assets and liabilities which affect neither accounting nor taxable profits or losses and investments in subsidiaries where the Group controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future. A deferred tax asset is recognised for the carry forward of unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which they can be utilised.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation, of uncertain timing or amount, as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. When the effect of discounting is material, provisions, except for deferred tax, are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Premium income

Premiums, other than in respect of the Lifestyle series of policies and group schemes, are recognised in the income statement when due. Premiums receivable in respect of group schemes are recognised when there is reasonable assurance of collection in terms of the policy contract. Premiums in respect of the Lifestyle series of policies are recognised in the income statement on a receipts basis. Premium income is shown net of reinsurance.

Investment income

Investment income for the Group comprises income from financial services activities, net rental income from properties, interest and dividends.

Dividends are recognised when the right to receive payment is established. Interest and other investment income are accounted for on an accrual basis. Net rental income comprises rental income net of property expenses. Rental income in respect of Group owner-occupied properties is eliminated on consolidation.

Claims and policyholder benefits

Provision is made in the life funds for the estimated cost of claims outstanding at the end of the year, including those incurred but not reported at that date. Outstanding claims and benefit payments are stated net of reinsurance.

Commissions

Commissions, comprising commissions on new insurance policies and renewal commissions, as well as expenses related thereto including bonuses payable, and the Company's contribution to agents' pension and medical aid funds, are shown net of reinsurance commission received. Commissions relating to unearned premiums are deferred and accounted for in the same period in which those premiums are accounted for.

New business costs

New business costs are recognised in the income statement when incurred and their recovery is provided for in the calculation of actuarial liabilities in accordance with Generally Accepted Actuarial Standards.

Leases

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease. When an operating lease is terminated, any payment required by the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Segment information

The primary basis for identifying business segments of the Group is to group together related products and services with similar business risks and returns while the secondary basis reflects geographic regions.

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with bankers but do not include deposits and money market securities held for investment.

Comparatives

Where necessary, comparative figures are restated to conform to changes in presentation in the current year.

at 31 December 2001

	Notes	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
Assets					
Investments		**85 617,5**	71 563,8	**77 472,8**	65 981,2
Investment properties	2	**8 561,8**	8 124,4	**8 616,5**	8 115,4
Owner-occupied properties	3	**633,4**	646,8	**570,2**	646,8
Marketable securities	6	**67 795,7**	54 429,2	**59 485,5**	47 999,4
Interests in subsidiary companies	7			**3 487,1**	3 137,0
Other investments	8	**8 626,6**	8 363,4	**5 313,5**	6 082,6
Goodwill	9	**112,9**	123,3	**112,9**	123,3
Intangible assets	10	**69,9**	57,5	**43,9**	27,4
Office furniture, computer equipment and other tangible assets	11	**371,9**	310,3	**289,4**	228,5
Deferred tax	12		63,3		58,7
Current assets		**3 229,2**	3 847,8	**2 293,8**	2 790,1
Net outstanding premiums, accrued investment income and other debtors		**2 317,1**	2 423,5	**1 802,5**	1 903,8
Amounts due by Group companies				**243,3**	540,2
Balances with bankers		**912,1**	1 424,3	**248,0**	346,1
Total assets		**89 401,4**	75 966,0	**80 212,8**	69 209,2
Capital, reserves and liabilities					
Shareholders' funds	13	**8 345,8**	9 615,6	**8 345,8**	9 615,6
Share capital and share premium	14	**2 106,6**	5 339,2	**2 106,6**	5 339,2
Retained surplus and other reserves		**6 239,2**	4 276,4	**6 239,2**	4 276,4
Minority interests		**1,0**	1,0		
Life funds	15	**75 918,4**	62 137,6	**70 237,3**	57 634,9
Actuarial liabilities		**75 561,8**	62 137,6	**69 934,1**	57 634,9
Deferred capital gains tax	12	**356,6**		**303,2**	
Convertible bonds	16	**2 874,2**	1 827,3		
Retirement benefit obligation	17	**135,4**	114,4	**135,4**	114,4
Deferred tax	12	**118,5**		**107,3**	
Current liabilities		**2 008,1**	2 270,1	**1 387,0**	1 844,3
Outstanding claims, policyholders' benefits and other creditors		**1 583,7**	1 753,4	**1 063,8**	1 390,2
Amounts due to Group companies		**7,8**	8,9		
Tax		**416,6**	507,8	**323,2**	454,1
Total capital, reserves and liabilities		**89 401,4**	75 966,0	**80 212,8**	69 209,2
Total assets under management	1	**139 014,1**	113 695,3		

for the year ended 31 December 2001

	Notes	Continuing operations 2001 Rm	Continuing operations 2000 Rm	Capital reduction[1] 2001 Rm	Capital reduction[1] 2000 Rm	Total operations 2001 Rm	Total operations 2000 Rm
Life fund operating surplus		**1 319,7**	1 152,5			**1 319,7**	1 152,5
Net premium income	20	**14 122,2**	13 567,3			**14 122,2**	13 567,3
Dividend, interest and net rental income attributable to life funds	21	**3 300,3**	2 826,1			**3 300,3**	2 826,1
Investment surpluses attributable to life funds	22	**11 841,2**	3 353,5			**11 841,2**	3 353,5
Claims and policyholders' benefits	23	**(11 191,6)**	(10 188,8)			**(11 191,6)**	(10 188,8)
Commissions		**(1 229,2)**	(1 028,5)			**(1 229,2)**	(1 028,5)
Management expenses	24	**(1 193,8)**	(1 005,2)			**(1 193,8)**	(1 005,2)
Tax	25	**(905,2)**	(298,9)			**(905,2)**	(298,9)
Life fund transfers	15	**(13 424,2)**	(6 073,0)			**(13 424,2)**	(6 073,0)
Revenue earnings attributable to shareholders' funds	13	**222,1**	201,9	**47,0**	196,7	**269,1**	398,6
Operating income from financial services operations	21	**591,6**	441,5			**591,6**	441,5
Dividend, interest and net rental income attributable to shareholders' funds	21	**243,4**	240,5	**65,8**	276,4	**309,2**	516,9
Management expenses	24	**(519,1)**	(367,2)			**(519,1)**	(367,2)
Tax	25	**(93,8)**	(112,9)	**(18,8)**	(79,7)	**(112,6)**	(192,6)
Preference dividend in subsidiary		**(42,9)**	(40,1)			**(42,9)**	(40,1)
Headline earnings		**1 498,9**	1 314,3	**47,0**	196,7	**1 545,9**	1 511,0
Goodwill amortisation	9	**(15,8)**	(6,5)			**(15,8)**	(6,5)
Investment surpluses/(deficits) attributable to shareholders' funds	13, 22	**1 089,4**	(729,8)	**12,9**	(52,3)	**1 102,3**	(782,1)
Capital gains tax attributable to shareholders' investment surpluses/(deficits)	25	**(143,0)**				**(143,0)**	
Secondary tax on companies relating to capital reduction	25			**(232,8)**		**(232,8)**	
Total earnings		**2 429,5**	578,0	**(172,9)**	144,4	**2 256,6**	722,4
		cents	cents	**cents**	cents	**cents**	cents
Headline earnings per share	26						
Basic		**551,0**	485,2	**17,3**	72,6	**568,3**	557,8
Fully diluted		**539,7**	478,3	**15,9**	67,5	**555,6**	545,8
Total earnings per share	26						
Basic		**893,1**	213,4	**(63,5)**	53,3	**829,6**	266,7
Fully diluted		**853,6**	225,4	**(58,3)**	49,6	**795,3**	275,0

(1) The proforma earnings attributable to the capital reduction for the year ended 31 December 2000 represent the earnings (for twelve months) on shareholders' assets that were utilised to fund the capital reduction on 4 April 2001. The proforma earnings shown for the year ended 31 December 2001 represent the earnings (for 3 months) determined as outlined above up to 4 April 2001.

for the year ended 31 December 2001

	Notes	Continuing operations 2001 Rm	Continuing operations 2000 Rm	Capital reduction[1] 2001 Rm	Capital reduction[1] 2000 Rm	Total operations 2001 Rm	Total operations 2000 Rm
Life fund operating surplus		**1 319,7**	1 152,5			**1 319,7**	1 152,5
Net premium income	20	**12 451,9**	11 644,3			**12 451,9**	11 644,3
Dividend, interest and net rental income attributable to life funds	21	**3 151,7**	2 653,5			**3 151,7**	2 653,5
Investment surpluses attributable to life funds	22	**11 061,3**	3 190,5			**11 061,3**	3 190,5
Claims and policyholders' benefits	23	**(10 106,7)**	(9 445,2)			**(10 106,7)**	(9 445,2)
Commissions		**(1 035,6)**	(870,8)			**(1 035,6)**	(870,8)
Management expenses	24	**(1 072,9)**	(909,0)			**(1 072,9)**	(909,0)
Tax	25	**(830,8)**	(277,9)			**(830,8)**	(277,9)
Life fund transfers	15	**(12 299,2)**	(4 832,9)			**(12 299,2)**	(4 832,9)
Revenue earnings attributable to shareholders' funds	13	**222,1**	201,9	**47,0**	196,7	**269,1**	398,6
Operating income from financial services operations	21	**78,5**	81,5			**78,5**	81,5
Dividend, interest and net rental income attributable to shareholders' funds	21	**212,0**	224,5	**65,8**	276,4	**277,8**	500,9
Management expenses	24	**(53,6)**	(43,5)			**(53,6)**	(43,5)
Tax	25	**(14,8)**	(60,6)	**(18,8)**	(79,7)	**(33,6)**	(140,3)
Preference dividend in subsidiary		**(42,9)**	(40,1)			**(42,9)**	(40,1)
Headline earnings		**1 498,9**	1 314,3	**47,0**	196,7	**1 545,9**	1 511,0
Goodwill amortisation	9	**(15,8)**	(6,5)			**(15,8)**	(6,5)
Investment surpluses/(deficits) attributable to shareholders' funds	13, 22	**1 089,4**	(729,8)	**12,9**	(52,3)	**1 102,3**	(782,1)
Capital gains tax attributable to shareholders' investment surpluses/(deficits)	25	**(143,0)**				**(143,0)**	
Secondary tax on companies relating to capital reduction	25			**(232,8)**		**(232,8)**	
Total earnings		**2 429,5**	578,0	**(172,9)**	144,4	**2 256,6**	722,4

(1) The proforma earnings attributable to the capital reduction for the year ended 31 December 2000 represent the earnings (for twelve months) on shareholders' assets that were utilised to fund the capital reduction on 4 April 2001. The proforma earnings shown for the year ended 31 December 2001 represent the earnings (for 3 months) determined as outlined above up to 4 April 2001.

for the year ended 31 December 2001

	Share capital Rm	Share premium Rm	Revaluation and other reserves[1] Rm	Retained surplus Rm	Total Rm
Shareholders' funds at 1 January 2000 as previously published	27,1	5 251,8	3 018,4	874,8	**9 172,1**
Changes in accounting policies					
1999 final dividend No. 68 of 140 cents – LDR 31 March 2000				378,3	**378,3**
Secondary tax on companies relating to the 1999 final dividend				35,1	**35,1**
Provision for leave pay net of deferred tax				(32,7)	**(32,7)**
Shareholders' funds restated at 1 January 2000	27,1	5 251,8	3 018,4	1 255,5	**9 552,8**
Total earnings restated for changes in accounting policies				722,4	**722,4**
Total earnings as previously published				521,6	**521,6**
Changes in accounting policies					
Secondary tax on companies relating to capital reduction				232,8	**232,8**
Secondary tax on companies relating to the 1999 final dividend				(35,1)	**(35,1)**
Provision for leave pay net of deferred tax				3,1	**3,1**
Ordinary dividends				(738,6)	**(738,6)**
1999 final dividend No. 68 of 140 cents – LDR 31 March 2000				(378,3)	**(378,3)**
2000 interim dividend No. 69 of 133 cents – LDR 1 September 2000				(360,3)	**(360,3)**
Investment deficits attributable to shareholders' funds			(782,1)	782,1	**–**
Translation difference relating to equity component of the convertible bonds (refer to note 16)			18,7		**18,7**
Subscriptions for shares (refer to note 14)	0,1	60,2			**60,3**
Shareholders' funds restated at 31 December 2000	27,2	5 312,0	2 255,0	2 021,4	**9 615,6**
Shareholders' funds as previously published	27,2	2 052,0	2 255,0	1 818,2	**6 152,4**
Changes in accounting policies					
Capital reduction of 1 200 cents – LDR 30 March 2001		3 260,0			**3 260,0**
Secondary tax on companies relating to capital reduction				232,8	**232,8**
Provision for leave pay net of deferred tax				(29,6)	**(29,6)**
Total earnings				2 256,6	**2 256,6**
Capital reduction of 1 200 cents – LDR 30 March 2001		(3 260,0)			**(3 260,0)**
Ordinary dividend – 2001 interim dividend No. 71 of 128 cents – LDR 24 August 2001				(348,1)	**(348,1)**
Investment surpluses attributable to shareholders' funds			1 102,3	(1 102,3)	**–**
Translation difference relating to equity component of the convertible bonds (refer to note 16)			54,3		**54,3**
Subscriptions for shares (refer to note 14)		27,4			**27,4**
Shareholders' funds at 31 December 2001	**27,2**	**2 079,4**	**3 411,6**	**2 827,6**	**8 345,8**

(1) Revaluation and other reserves are distributable in terms of the Company's articles of association.

for the year ended 31 December 2001

	Analysis	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
Cash flow from operating activities		**(782,9)**	3 902,1	**(1 413,8)**	3 041,0
Cash generated by operations	i	**352,0**	2 265,2	**68,9**	1 572,4
Returns on investments and servicing of finance		**3 459,7**	2 710,6	**3 027,3**	2 496,1
Dividends paid and capital reduction	ii	**(3 648,2)**	(739,5)	**(3 608,1)**	(738,6)
Tax paid	iii	**(946,4)**	(334,2)	**(901,9)**	(288,9)
Net (purchase)/disposal of investments		**(25,2)**	(3 350,1)	**1 014,0**	(2 850,8)
Investment properties		**41,7**	(158,2)	**41,2**	(158,2)
Marketable securities		**(465,4)**	(2 137,9)	**(1 243,2)**	(2 448,0)
Interests in subsidiary companies				**735,5**	1 433,0
Other investments		**398,5**	(1 054,0)	**1 480,5**	(1 677,6)
Cash flow from financing activities		**26,3**	126,4	**301,7**	24,6
Proceeds on issue of shares		**27,4**	60,3	**27,4**	60,3
(Advances to)/repayments by Group companies		**(1,1)**	66,1	**274,3**	(35,7)
Net (decrease)/increase in cash and cash equivalents		**(781,8)**	678,4	**(98,1)**	214,8
Cash and cash equivalents at beginning of year		**1 424,3**	733,9	**346,1**	131,3
Cash balance from subsidiary acquired			9,5		
Translation differences on cash balances		**269,6**	2,5		
Cash and cash equivalents at end of year		**912,1**	1 424,3	**248,0**	346,1

for the year ended 31 December 2001

	Group		Company	
	2001 Rm	2000 Rm	**2001 Rm**	2000 Rm
Analysis of cash flow				
i. Cash generated by operations				
Total earnings	**2 256,6**	722,4	**2 256,6**	722,4
Adjustments for:				
Life fund transfers	**13 424,2**	6 073,0	**12 299,2**	4 832,9
Dividends received	**(1 173,6)**	(991,3)	**(2 395,9)**	(1 056,6)
Interest received	**(2 264,2)**	(2 065,5)	**(1 751,5)**	(1 705,9)
Interest paid	**213,0**	146,1	**28,6**	19,8
Tax	**1 393,6**	491,5	**1 240,2**	418,2
	13 849,6	4 376,2	**11 677,2**	3 230,8
Adjustments for non-cash items:				
Retained income of subsidiaries			**1 182,0**	80,1
Amortisation on intangible assets	**29,6**	10,6	**15,4**	6,7
Depreciation on tangible assets	**113,7**	91,9	**87,9**	75,1
Depreciation on appurtenances	**30,6**	27,0	**30,6**	27,0
Impairment losses	**12,0**	9,4		
Amortisation on goodwill	**15,8**	6,5	**15,8**	6,5
Loss/(profit) on disposal of tangible assets	**0,5**	4,4	**(2,1)**	4,1
Amortisation of bond issue costs	**8,0**	6,4		
Amortisation on fixed interest securities and translation differences	**(203,0)**	(57,7)	**(181,3)**	(72,8)
Investment (surpluses)/deficits attributable to shareholders	**(1 102,3)**	782,1	**(1 102,3)**	782,1
Investment surpluses attributable to life funds	**(11 841,2)**	(3 353,5)	**(11 061,3)**	(3 190,5)
Income attributable to minority shareholders in subsidiaries	**42,9**	40,1		
	956,2	1 943,4	**661,9**	949,1
Working capital changes:	**(604,2)**	321,8	**(593,0)**	623,3
Net outstanding premiums and other debtors	**(148,1)**	903,7	**(103,9)**	988,8
Outstanding claims, policyholders' benefits and other creditors	**(227,3)**	(402,6)	**(305,1)**	(248,4)
Fixed assets and intangible assets	**(228,8)**	(179,3)	**(184,0)**	(117,1)
	352,0	2 265,2	**68,9**	1 572,4
ii. Dividends paid and capital reduction				
Dividends and capital reduction as per statement of changes in shareholders' funds	**(3 608,1)**	(738,6)	**(3 608,1)**	(738,6)
Dividends paid to minority shareholders in subsidiary	**(40,1)**	(0,9)		
	(3 648,2)	(739,5)	**(3 608,1)**	(738,6)
iii. Tax paid				
Net tax liability at beginning of year	**(444,5)**	(287,2)	**(395,4)**	(266,1)
Tax as per income statement	**(1 393,6)**	(491,5)	**(1 240,2)**	(418,2)
Capital gains tax included in the life fund	**356,6**		**303,2**	
Net tax liability at end of year	**535,1**	444,5	**430,5**	395,4
	(946,4)	(334,2)	**(901,9)**	(288,9)

for the year ended 31 December 2001

	Life insurance(1)		Asset management(2)	
	2001	2000	**2001**	2000
	Rm	Rm	**Rm**	Rm
1. Segment information				
Income statements – extracts				
Life fund operating surplus	**1 319,7**	1 152,5		
Revenue earnings attributable to shareholders' funds			**89,5**	80,7
Operating income from financial services activities			**272,6**	243,9
Dividend, interest and net rental income attributable to shareholders' funds				
Management expenses			**(143,4)**	(133,9)
Tax			**(39,7)**	(29,3)
Preference dividend in subsidiary	**(42,9)**	(40,1)		
Headline earnings	**1 276,8**	1 112,4	**89,5**	80,7
Goodwill amortisation				
Investment surpluses/(deficits) attributable to shareholders' funds			**4,6**	2,7
Capital gains tax attributable to shareholders' investment surpluses/(deficits)			**–**	
Total earnings	**1 276,8**	1 112,4	**94,1**	83,4
Balance sheets – extracts				
Liabilities	**77 782,6**	64 278,6	**104,6**	117,1
South Africa	**77 782,6**	64 278,6	**104,6**	117,1
United Kingdom and other(6)				
Assets	**81 003,2**	66 265,2	**496,3**	414,6
South Africa	**81 003,2**	66 265,2	**496,3**	414,6
United Kingdom and other(6)				
Total assets under management	**81 003,2**	66 265,2	**28 662,0**	23 531,9(5)
South Africa	**81 003,2**	66 265,2	**28 662,0**	23 531,9(5)
United Kingdom and other(6)				

(1) Life insurance operations of Liberty Group Limited and Charter Life Insurance Company Limited excluding shareholder assets.

(2) Liberty Asset Management Limited and Liberty Group Properties (Proprietary) Limited.

(3) Liberty Collective Investments Limited, Liberty Specialised Investments (Proprietary) Limited and Liberty Ermitage Jersey Limited.

(4) Other shareholders' investments of Liberty Group Limited including Liberty Healthcare (Proprietary) Limited and Electric Liberty (Proprietary) Limited.

(5) Liberty Asset Management Limited administers the majority of the life insurance assets as well as other investments.

(6) Non-South African operations.

Fund management[3]		Other investments[4]		Total	
2001	2000	**2001**	2000	**2001**	2000
Rm	Rm	**Rm**	Rm	**Rm**	Rm
				1 319,7	1 152,5
54,7	27,5	**77,9**	93,7	**222,1**	201,9
248,7	130,2	**70,3**	67,4	**591,6**	441,5
		243,4	240,5	**243,4**	240,5
(175,7)	(92,5)	**(200,0)**	(140,8)	**(519,1)**	(367,2)
(18,3)	(10,2)	**(35,8)**	(73,4)	**(93,8)**	(112,9)
				(42,9)	(40,1)
54,7	27,5	**77,9**	93,7	**1 498,9**	1 314,3
		(15,8)	(6,5)	**(15,8)**	(6,5)
151,4	(3,0)	**933,4**	(729,5)	**1 089,4**	(729,8)
–		**(143,0)**		**(143,0)**	
206,1	24,5	**852,5**	(642,3)	**2 429,5**	578,0
129,3	60,7	**3 039,1**	1 894,0	**81 055,6**	66 350,4
117,6	54,1	**114,7**	66,7	**78 119,5**	64 516,5
11,7	6,6	**2 924,4**	1 827,3	**2 936,1**	1 833,9
675,6	398,6	**7 226,3**	8 887,6	**89 401,4**	75 966,0
236,1	134,6	**2 805,5**	6 035,6	**84 541,1**	72 850,0
439,5	264,0	**4 420,8**	2 852,0	**4 860,3**	3 116,0
22 122,6	15 010,6	**7 226,3**	8 887,6	**139 014,1**	113 695,3
9 135,5	6 695,9	**2 805,5**	6 035,6	**121 606,2**	102 528,6
12 987,1	8 314,7	**4 420,8**	2 852,0	**17 407,9**	11 166,7

for the year ended 31 December 2001

	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
2. Investment properties				
Details of property investments are recorded in registers, which may be inspected by members or their duly authorised agents, at the Company's registered office.				
Completed properties				
Open-market value at beginning of year	**8 123,9**	7 017,2	**8 114,9**	7 007,6
Additions	**95,6**	191,2	**95,6**	191,2
Acquisitions	**–**	162,6	**–**	162,6
Capitalised subsequent expenditure	**95,6**	28,6	**95,6**	28,6
Disposals	**(141,7)**	(153,1)	**(136,8)**	(152,5)
Revaluations	**478,9**	704,0	**537,7**	704,0
Transfers from properties under development	**0,1**	364,6	**0,1**	364,6
Open-market value at end of year	**8 556,8**	8 123,9	**8 611,5**	8 114,9
Properties under development				
Cost at beginning of year	**0,5**	257,4	**0,5**	257,4
Additions – Capitalised subsequent expenditure	**4,6**	107,7	**4,6**	107,7
Transfers to completed properties	**(0,1)**	(364,6)	**(0,1)**	(364,6)
Cost at end of year	**5,0**	0,5	**5,0**	0,5
Total investment properties	**8 561,8**	8 124,4	**8 616,5**	8 115,4
At the end of the year investment properties comprised the following property types:				
Office buildings	**1 570,1**	1 636,8	**1 618,9**	1 635,7
Shopping malls	**5 804,0**	5 311,4	**5 804,0**	5 311,4
Hotels	**939,8**	933,1	**947,3**	925,2
Other	**247,9**	243,1	**246,3**	243,1
Total investment properties	**8 561,8**	8 124,4	**8 616,5**	8 115,4
3. Owner-occupied properties				
Open-market value at beginning of year	**646,8**	601,0	**646,8**	601,0
Additions	**–**	5,7	**–**	5,7
Revaluations	**(13,4)**	40,1	**(76,6)**	40,1
Open-market value at end of year	**633,4**	646,8	**570,2**	646,8
Carrying amount that would have been included in the financial statements had owner-occupied properties been carried at cost less depreciation	**157,1**	158,2	**140,4**	158,2

for the year ended 31 December 2001

4. Financial instruments and risk management

The Liberty board of directors, in consultation with Liberty Asset Management Limited, is responsible for establishing the investment strategies of the Group and for ensuring compliance therewith. Liberty places emphasis on investing in quality growth shares that reflect reasonable value. Identification and selection of quality growth shares is made through research and analysis. The Group periodically makes use of derivative instruments for the purpose of adjusting portfolio exposures and smoothing the investment cycle.

The more important financial risks to which the Group is exposed are described below:

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate in Rands due to changes in foreign exchange rates.

The following policyholders' and shareholders' assets and liabilities denominated in foreign currencies are included in the balance sheet as at 31 December:

	Policyholders		Shareholders	
	2001	2000	**2001**	2000
	Rm	Rm	**Rm**	Rm
British pound denominated				
Listed shares	**–**	–	**1,8**	–
Unit trusts	**611,0**	514,3	**–**	–
Deposits and money market securities	**18,3**	12,8	**26,2**	17,9
Fixed assets	**–**	–	**8,9**	4,0
Net current assets	**–**	–	**15,9**	6,6
	629,3	527,1	**52,8**	28,5
US dollar denominated				
Listed shares	**10 573,8**	8 542,8	**336,8**	203,0
Unlisted equities	**226,0**	165,5	**–**	–
Unit trusts	**2 582,4**	1 870,7	**–**	–
Deposits and money market securities	**1 315,7**	949,7	**3 163,0**	1 595,6
6,5% Liblife International B.V. convertible bonds (as detailed in note 16)	**–**	–	**(3 052,7)**	(1 963,8)
Net current assets	**–**	–	**19,5**	23,2
	14 697,9	11 528,7	**466,6**	(142,0)
Euro denominated				
Listed shares	**134,6**	5,2	**–**	–
Unit trusts	**1 228,7**	949,1	**–**	–
Deposits and money market securities	**559,6**	269,9	**8,8**	10,7
	1 922,9	1 224,2	**8,8**	10,7
Japanese yen denominated				
Unit trusts	**186,9**	229,8	**–**	–
Luxembourg franc denominated				
Deposits and money market securities	**–**	–	**0,5**	–
Fixed assets	**–**	–	**1,3**	1,7
Net current assets	**–**	–	**5,9**	2,7
	–	–	**7,7**	4,4

The Group's current practice is to hedge against material currency translation exposures by means of forward exchange contracts where assets and matching liabilities are in different currencies. As an integral part of the Group's investment strategy, investments in foreign assets are made on behalf of policyholders and shareholders for the purpose of seeking desirable international diversification of investments.

At 31 December 2001, the Group's subsidiary, Liberty Ermitage Jersey Limited, had entered into forward cover contracts amounting to R363,6 million (2000: R201,5 million). The cover was obtained at an average rate of 1,4450 US dollars (2000: 1,4918 US dollars) to the British pound maturing between 31 January 2002 and 6 August 2002 (2000: on 31 December 2001).

for the year ended 31 December 2001

4. Financial instruments and risk management (continued)

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.

The following policyholders' and shareholders' investments, which are based at fair value, will be directly impacted by changes in market interest rates:

			Weighted average maturity		Weighted average nominal interest rates	
	2001	2000	**2001**	2000	**2001**	2000
	Rm	Rm	**Years**	Years	**%**	%
Policyholders						
Government, municipal and utility stocks	**9 185,3**	10 324,5	**7,3**	7,2	**11,4**	11,9
Debentures	**2 777,9**	2 374,5	**5,1**	4,3	**11,5**	15,3
Mortgages and loans	**1 825,5**	1 620,2	**1,5**	2,5	**–**	–
Deposits and money market securities	**979,5**	2 107,4	**0,4**	0,1	**12,9**	11,9
	14 768,2	16 426,6				
Shareholders						
Government, municipal and utility stocks	**317,3**	24,9	**8,2**	5,1	**12,0**	13,0
Debentures	**62,6**	2,0	**3,7**	2,5	**13,0**	14,0
Deposits and money market securities	**2 802,8**	2 676,7	**1,7**	0,1	**7,0**	10,4
	3 182,7	2 703,6				

Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

Policyholders' and shareholders' investments in all listed shares and unit trusts are valued at market value and are therefore susceptible to market fluctuations. Shareholders' earnings are also directly impacted by sharing 10% of capital bonuses arising from equity market movements on some classes of business in terms of standard conditions contained in policy documents. The Group makes use of futures, options, other derivatives and hedge funds in order to reduce market risk in the equity portfolios. Investments subject to market risk are analysed in note 6 on the financial statements.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss.

Exposure to outside financial institutions concerning financial instruments is monitored in accordance with parameters which have been approved by the investment operations committee.

Scrip lending counterparties are restricted to appropriately accredited institutions. During 2001 the highest level of equity scrip lending activity at any one time amounted to R2 137,9 million (2000: R1 550,0 million) and at the balance sheet date R819,4 million (2000: R405,3 million). Scrip lending activities have resulted in R8,1 million (2000: R10,6 million) in scrip lending fees. No manufactured dividends were received during 2001 or the previous year.

Other investments as detailed in note 8 on the financial statements include an amount of R1 466,7 million (2000: R1 294,8 million) representing forward sales of equities in terms of agreements entered into with appropriately accredited institutions.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial instruments.

Long-term liabilities entered into by Group subsidiaries are continually managed in order to control the liquidity risks to which the Group is exposed. The Group has significant liquid resources. The Liberty International B.V. convertible bonds are fully matched against cash deposits (refer to currency risk above).

Refer to note 29 for the Company's borrowing powers.

for the year ended 31 December 2001

4. Financial instruments and risk management (continued)

Cash flow risk

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount.

The following policyholders' and shareholders' investments, which are based at fair value, will be directly impacted by changes in cash flow without a change in their fair value:

	Policyholders		Shareholders	
	2001	2000	**2001**	2000
	Rm	Rm	**Rm**	Rm
Deposits and money market securities	**1 751,7**	752,5	**169,3**	184,3

Investment risk

Investment risk is the risk that the investment returns on policyholders' assets will not be sufficient to cover contractual investment performance guarantees or to satisfy policyholders' reasonable benefit expectations.

The acquisition of policyholders' assets is based on the contracts entered into and the preferences expressed by the policyholders. Within these parameters, investments are managed with the aim of maximising policyholders' returns while limiting risk to acceptable levels within the framework of statutory requirements.

The most significant portion of the Group's insurance business comprises market related (linked) business. The policyholders' benefits are directly linked to the performance of the underlying assets.

Business mix


2001
32%
68%
2000
66%
34%
Smooth bonus and guaranteed business
Market related business

Continuous monitoring takes place to ensure that appropriate assets are held where the liabilities are dependent upon the performance of specific portfolios of assets and that a suitable match of assets exists for all other liabilities. For guaranteed immediate annuity business, it is the Group's policy to fully match the policyholder liabilities with appropriate assets.

Legal risk

Legal risk is the risk that the Group will be exposed to contractual obligations which have not been provided for.

During the development stage of any new product and for any corporate transactions the legal resources of the Group and, if required, external resources monitor the drafting of the contract document to ensure that rights and obligations of all parties are clearly set out.

Capital adequacy risk

Capital adequacy risk is the risk that there will be insufficient reserves to provide for adverse variations in actual future experience as compared with that which has been assumed in the financial soundness valuation.

Statutory capital adequacy requirements were covered 3,5 times at 31 December 2001 (2000: 5,7 times as restated).

for the year ended 31 December 2001

4. Financial instruments and risk management (continued)

Underwriting risk

Underwriting risk is the risk that the actual exposure to mortality, disability and medical risks in respect of policyholder benefits will exceed prudent exposure.

Procedures to control and manage the underwriting risks are in operation of which the more significant are as follows:

The statutory actuary reports annually on the actuarial soundness of the premium rates in use and the profitability of the business taking into consideration the reasonable benefit expectation of policyholders. All new rate tables are approved and authorised by the statutory actuary prior to being issued. Regular investigations into mortality and morbidity experience are conducted. Catastrophe insurance is in place for single event disasters amounting to more than R70 million (2000: R60 million) in terms of death catastrophe cover and more than R40 million (2000: R30 million) in terms of war and riots.

All applications for risk cover in excess of specified limits are reviewed by experienced underwriters and evaluated against established standards. Specific testing for HIV is carried out in all cases where the applications for risk cover exceed a set limit of R200 000 for category A, R100 000 for category B and any amount for category C. All risk related liabilities in excess of specified monetary or impairment limits are reinsured.

Claims risk

Claims risk is the risk that the Group will incur excessive mortality and morbidity losses on any group of policies.

The legitimacy of claims is verified by internal, financial and operating controls in place that are designed to contain and monitor claims risks. Procedures used to control and manage the underwriting risks, per above, are also applicable to claims risk.

Operational risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

The initiation of all transactions and their administration is conducted on the foundation of segregation of duties that has been designed to ensure materially the completeness, accuracy and validity of all transactions. These controls are augmented by management and executive review of control accounts and systems, electronic and manual checks and controls, back-up facilities and contingency planning. The internal control systems and procedures are also subjected to regular internal audit reviews.

Tax risk

Tax risk is the risk that the Group will incur a financial loss due to an incorrect interpretation and application of tax legislation or due to the impact of new tax legislation on existing structures.

During the development stage of any new product and prior to any corporate transactions the legal resources of the Group and, if required, external resources identify and advise on any material potential tax impact thereof.

5. Derivative financial instruments

The Company and the Group are parties to derivative financial instruments, all of which are included in the consolidated balance sheet. These instruments are used to limit or reduce risk, and comprise mainly futures, options and swaps.

Derivative financial instruments are either traded on a regulated exchange (South African Futures Exchange, "SAFEX") or negotiated over-the-counter (OTC) as a direct arrangement between two counterparties. Instruments traded on SAFEX are margined and SAFEX is the counterparty to each and every trade. OTC instruments are only entered into with appropriately accredited counterparties and are entered into in terms of signed International Swap and Derivative Agreements with each counterparty.

for the year ended 31 December 2001

	Policyholders' equity contracts		Shareholders' equity contracts		Total equity contracts	
	Bought Rm	**Sold Rm**	**Bought Rm**	**Sold Rm**	**Bought Rm**	**Sold Rm**
5. Derivative financial instruments (continued)						
Open derivative positions at 31 December are:						
2001						
Notional or underlying principal amount[1] by term to maturity						
Exchange traded						
Less than 1 year	**62,9**	**(28,9)**	**–**	**–**	**62,9**	**(28,9)**
Over the counter						
Less than 1 year	**(65,6)**	**(31,9)**	**–**	**(115,0)**	**(65,6)**	**(146,9)**
1 to 5 years	**(36,0)**	**–**	**–**	**–**	**(36,0)**	**–**
Total	**(38,7)**	**(60,8)**	**–**	**(115,0)**	**(38,7)**	**(175,8)**
Fair value	**26,9**	**(58,8)**	**–**	**(18,7)**	**26,9**	**(77,5)**
Maximum credit risk[2]	**2,7**				**2,7**	
2000						
Notional or underlying principal amount[1] by term to maturity						
Exchange traded						
Less than 1 year	31,5	–	–	–	31,5	–
Over the counter						
Less than 1 year	38,5	(38,5)	–	–	38,5	(38,5)
1 to 5 years	5,9	–	–	–	5,9	–
Total	75,9	(38,5)	–	–	75,9	(38,5)
Fair value	49,6	(0,3)	–	–	49,6	(0,3)
Maximum credit risk[2]	21,9				21,9	

Definition of terms used above

(1) ***Notional or underlying principal amount** reflects the volume of the Group's investment in derivative financial instruments. It represents the amount to which a rate or price is applied to calculate the exchange of cash flows. The amount at risk inherent in these contracts is significantly less than the notional amount.*

(2) ***Maximum credit risk** represents the cost of replacing, at current fair values, all contracts, which have a positive fair value, should the counterparty default. Since no loss related to credit risk is incurred for contracts with a negative fair value, only positive fair values are considered to be at risk.*

for the year ended 31 December 2001

	Group		Company	
	2001	2000	**2001**	2000
	Rm	Rm	**Rm**	Rm
6. Marketable securities				
Marketable securities comprise:				
Government, municipal and utility stocks	**9 502,6**	10 349,3	**8 139,7**	8 946,4
Debentures	**2 840,5**	2 376,5	**2 569,9**	2 152,8
Listed shares	**43 046,3**	32 812,7	**39 514,7**	30 073,2
Unit trusts	**12 406,3**	8 890,7	**9 261,2**	6 827,0
Total marketable securities	**67 795,7**	54 429,2	**59 485,5**	47 999,4
Maturity profile of government, municipal and utility stocks and debentures:				
Due in one year or less	**255,8**	9,3	**23,1**	9,3
Due after one year through five years	**3 171,7**	6 568,4	**2 404,5**	5 491,6
Due after five years through ten years	**2 996,1**	4 357,2	**2 694,1**	3 833,7
Due after ten years	**5 919,5**	1 790,9	**5 587,9**	1 764,6
	12 343,1	12 725,8	**10 709,6**	11 099,2

Due to the long-term nature of the Group's business marketable securities are generally held to maturity. Investment portfolios are, however, aligned on an ongoing basis with required risk profiles.

Refer to note 4 (credit risk) for details of scrip lending activities.

The aggregate redemption values of government, municipal and utility stocks, and debentures are in excess of their book values.

Details of listed and unlisted investments are recorded in registers, which may be inspected by members or their duly authorised agents, at the Company's registered office.

Sectoral analysis of South African listed shares – Group


2001
39%
38%
23%
2000
23%
47%
30%
Industrial
Financial
Resources

for the year ended 31 December 2001

6. Marketable securities (continued)

Mix of marketable securities


2001
7%
14%
12%
4%
16%
47%
2000
7%
9%
19%
4%
16%
45%
International unit trusts
Local unit trusts
International listed shares
Local listed shares
Local government, municipal and utility stocks
Local debentures

	Company	
	2001	2000
	Rm	Rm
7. Interests in subsidiary companies		
Shares at valuation	**6 086,3**	5 286,9
Amounts owing to subsidiaries	**(2 599,2)**	(2 149,9)
	3 487,1	3 137,0

for the year ended 31 December 2001

	Amount of issued share capital 2001	Percentage of issued share capital 2001 %	2000 %	Shares held at valuation 2001 Rm	2000 Rm	Amount owing by/(to) subsidiary 2001 Rm	2000 Rm
7. Interests in subsidiary companies (continued)							
Principal subsidiaries – unlisted							
Charter Life Insurance Company Limited *[Life insurance]*	**R4 750 000**	**100,0**	100,0	**645,1**	520,9	**–**	–
Electric Liberty (Proprietary) Limited *[Systems development]*	**R300**	**100,0**	100,0	**3,6**	14,4	**–**	–
Liberty Asset Management Limited *[Asset management]*	**R600 000**	**100,0**	100,0	**368,0**	292,4	**–**	–
Liberty Collective Investments Limited *[Fund management]*	**R1 500 000**	**100,0**	100,0	**89,5**	69,0	**–**	–
Liberty Ermitage Jersey Limited (Incorporated in Jersey) *[Fund management]*	**£25 010**	**100,0**	100,0	**427,8**	257,4	**–**	–
Liberty Group Properties (Proprietary) Limited *[Property asset management]*	**R100**	**100,0**	100,0	**23,7**	5,1	**–**	–
Liberty Healthcare (Proprietary) Limited *[Healthcare solutions]*	**R1 301**	**100,0**	100,0	**7,2**	8,1	**–**	35,0
Liberty Specialised Investments (Proprietary) Limited *[Marketing and administration of linked investment products]*	**R1 000 000**	**100,0**	100,0	**29,0**	11,5	**–**	–
Liblife International B.V. (Incorporated in the Netherlands) *[Investment holding]*	**nlg 42 082(1)**	**100,0**	100,0	**185,3**	118,4	**(185,3)**	(116,0)
Liblife (Jersey) Limited (Incorporated in Jersey) *[Investment holding]*	**£24**	**100,0**	100,0	**3 876,8**	2 575,2	**(2 406,3)**	(1 552,9)
Libsil Holdings (Proprietary) Limited *[Investment holding]*	**R1**	**100,0**	100,0	**307,2**	1 314,1	**59,6**	(459,4)
Oracle Employee Benefits (Proprietary) Limited *[Employee benefits consultancy]*		**–**	100,0	**–**	(2,1)	**–**	–
Other subsidiaries				**123,1**	102,5	**(67,2)**	(56,6)
				6 086,3	5 286,9	**(2 599,2)**	(2 149,9)

(1) Converted to Euro 18 152 on 1 January 2002.

for the year ended 31 December 2001

7. Interests in subsidiary companies (continued)

Liberty, directly and indirectly, has interests in a number of other subsidiaries. The directors are of the opinion that to publish the full information required in terms of paragraph 69 of the Fourth Schedule of the Companies Act would not be of further assistance to shareholders in obtaining a meaningful appreciation of the state of the Company's affairs. A register detailing such information in respect of all subsidiaries of Liberty Group Limited will be available for inspection at the annual general meeting.

The interest of the Company for the year in the taxed profits of its subsidiaries was R729,9 million (2000: R78,9 million) and in the losses was R95,9 million (2000: R60,9 million).

	Group		Company	
	2001	2000	**2001**	2000
	Rm	Rm	**Rm**	Rm
8. Other investments				
Other investments comprise:				
Unlisted equities	**1 097,8**	1 022,3	**796,8**	831,8
Mortgages and loans	**1 825,5**	1 620,2	**1 776,5**	1 577,8
Deposits and money market securities	**5 703,3**	5 720,9	**2 740,2**	3 673,0
Total other investments	**8 626,6**	8 363,4	**5 313,5**	6 082,6

Due to the long-term nature of the Group's business, other investments are generally held to maturity. Investment portfolios are, however, aligned on an ongoing basis with required risk profiles.

Mix of other investments


2001
10%
3%
21%
11%
55%
2000
10%
2%
19%
35%
34%
International deposits and money market securities
Local deposits and money market securities
Local mortgages and loans
International unlisted equities
Local unlisted equities

for the year ended 31 December 2001

	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
9. Goodwill				
Cost at beginning of year	**129,8**	–	**129,8**	–
Acquisitions	**5,4**	129,8	**5,4**	129,8
Cost at end of year	**135,2**	129,8	**135,2**	129,8
Accumulated amortisation at beginning of year	**(6,5)**	–	**(6,5)**	–
Amortisation	**(15,8)**	(6,5)	**(15,8)**	(6,5)
Accumulated amortisation at end of year	**(22,3)**	(6,5)	**(22,3)**	(6,5)
Net carrying amount at end of year	**112,9**	123,3	**112,9**	123,3

	Goodwill paid Rm	Amortisation period	Goodwill net of amortisation Rm
Goodwill comprises:			
Liberty Ermitage Jersey Limited	119,3	10 years	104,4
Liberty Specialised Investments (Proprietary) Limited	10,5	3 years	3,5
Simeka Financial Services (Proprietary) Limited	5,4	10 years	5,0
	135,2		112,9

	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
10. Intangible assets				
Computer software – internally generated				
Cost at beginning of year	**80,8**	10,2	**34,1**	–
Additions	**54,4**	70,6	**31,9**	34,1
Disposals	**(0,4)**			
Cost at end of year	**134,8**	80,8	**66,0**	34,1
Accumulated amortisation at beginning of year	**(23,3)**	(3,3)	**(6,7)**	–
Amortisation	**(29,6)**	(10,6)	**(15,4)**	(6,7)
Impairment losses recognised	**(12,0)**	(9,4)		
Accumulated amortisation at end of year	**(64,9)**	(23,3)	**(22,1)**	(6,7)
Net carrying amount at end of year	**69,9**	57,5	**43,9**	27,4

for the year ended 31 December 2001

	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
11. Office furniture, computer equipment and other tangible assets				
Cost at beginning of year	**778,7**	734,5	**571,1**	558,6
Additions	**187,6**	135,1	**152,4**	94,6
Disposals	**(37,3)**	(90,9)	**(15,5)**	(82,1)
Currency revaluation	**10,1**	–		
Cost at end of year	**939,1**	778,7	**708,0**	571,1
Accumulated depreciation at beginning of year	**(468,4)**	(425,4)	**(342,6)**	(333,1)
Depreciation (net of disposals)	**(90,5)**	(43,0)	**(76,0)**	(9,5)
Currency revaluation	**(8,3)**	–		
Accumulated depreciation at end of year	**(567,2)**	(468,4)	**(418,6)**	(342,6)
Net carrying amount at end of year	**371,9**	310,3	**289,4**	228,5

Computer equipment and office furniture represent 89% (2000: 91%) of the total net book value.

	Normal tax 2001 Rm	Normal tax 2000 Rm	Capital gains tax 2001 Rm	Capital gains tax 2000 Rm	Total 2001 Rm	Total 2000 Rm
12. Deferred tax						
Group						
Asset/(liability) at beginning of year	**63,3**	(192,8)	**–**		**63,3**	(192,8)
Net temporary differences	**(68,8)**	256,1	**(113,0)**		**(181,8)**	256,1
(Liability)/asset at end of year	**(5,5)**	63,3	**(113,0)**		**(118,5)**	63,3
Deferred tax comprises:						
Deferred tax liabilities	**(13,8)**	(32,7)	**(469,6)**		**(483,4)**	(32,7)
Net prepaid commission accruals	**(13,8)**	(32,7)			**(13,8)**	(32,7)
Unrealised gains on shareholders' investments			**(113,0)**		**(113,0)**	
Unrealised gains on policyholders' investments			**(356,6)**		**(356,6)**	
Deferred tax liability included in the life funds			**356,6**		**356,6**	
Deferred tax assets	**8,3**	96,0			**8,3**	96,0
Assessable losses	**5,3**	93,8			**5,3**	93,8
Leave pay provisions	**3,0**	2,2			**3,0**	2,2
(Liability)/asset at end of year	**(5,5)**	63,3	**(113,0)**		**(118,5)**	63,3
Company						
Asset/(liability) at beginning of year	**58,7**	(191,8)	**–**		**58,7**	(191,8)
Net temporary differences	**(70,5)**	250,5	**(95,5)**		**(166,0)**	250,5
(Liability)/asset at end of year	**(11,8)**	58,7	**(95,5)**		**(107,3)**	58,7
Deferred tax comprises:						
Deferred tax liabilities	**(18,7)**	(30,5)	**(398,7)**		**(417,4)**	(30,5)
Net prepaid commission accruals	**(18,7)**	(30,5)			**(18,7)**	(30,5)
Unrealised gains on shareholders investments			**(95,5)**		**(95,5)**	
Unrealised gains on policyholders investments			**(303,2)**		**(303,2)**	
Deferred tax liability included in the life funds			**303,2**		**303,2**	
Deferred tax assets	**6,9**	89,2			**6,9**	89,2
Assessable losses	**5,3**	88,0			**5,3**	88,0
Leave pay provisions	**1,6**	1,2			**1,6**	1,2
(Liability)/asset at end of year	**(11,8)**	58,7	**(95,5)**		**(107,3)**	58,7

No provision for deferred capital gains tax has been made, for the investments in the subsidiaries, as the Company controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future.

for the year ended 31 December 2001

	Group Funds invested 2001 Rm	Group Funds invested 2000 Rm	Group Net revenue earned 2001 Rm	Group Net revenue earned 2000 Rm	Group investment Surpluses/(deficits) 2001 Rm	Group investment Surpluses/(deficits) 2000 Rm
13. Shareholders' funds						
Analysis of shareholders' funds invested:						
Life insurance operations	**645,1**	520,9	**39,5**	29,6	**53,0**	5,4
Charter Life	**645,1**	520,9	**122,2**[1]	86,5[1]	**53,0**	5,4
Less included in life fund operating surplus			**(82,7)**	(56,9)		
Financial services operations	**947,6**	672,9	**78,5**	81,5	**156,0**	(0,5)
Astute Financial Services Exchange	**0,7**	–	**(1,9)**	–	**(1,3)**	
Electric Liberty	**3,6**	14,4	**(50,8)**	(25,5)	**(0,1)**	(0,1)
Liberty Asset Management	**368,0**	292,4	**70,8**	69,3	**4,7**	3,2
Liberty Collective Investments	**89,5**	69,0	**25,6**	15,9	**4,9**	(0,6)
Liberty Ermitage Jersey	**427,8**	257,4	**11,5**	1,4	**146,5**	(2,4)
Liberty Group Properties	**23,7**	5,1	**18,7**	11,4	**(0,1)**	(0,5)
Liberty Healthcare	**(5,1)**	25,2	**(12,7)**	(2,6)	**(0,1)**	(0,1)
Liberty Specialised Investments	**29,0**	11,5	**17,6**[2]	10,3[2]	**–**	–
Lodestone Investments	**9,1**	–	**(0,8)**	–	**(0,2)**	–
Oracle Employee Benefits	**–**	(2,1)	**0,8**	1,3	**1,8**	–
Simeka Financial Services	**1,3**	–	**(0,3)**	–	**(0,1)**	–
Listed investments	**1 526,3**	2 446,3	**67,4**	143,8	**875,2**	(662,3)
Edcon	**58,1**	59,1	**2,3**	3,1	**(0,9)**	(121,9)
GFSA	**1,3**	10,3	**–**	1,0	**–**	8,3
GoldFields	**292,9**	130,9	**7,4**	–	**162,0**	(16,1)
Liberty International	**–**	–	**–**	60,4	**–**	319,3
Metro Cash and Carry	**194,7**	83,3	**–**	5,5	**112,3**	(469,8)
The South African Breweries	**934,8**	2 108,7	**55,3**	68,9	**616,4**	(373,0)
UniFer	**28,9**	26,9	**1,7**	1,5	**2,0**	(19,2)
Other	**15,6**	27,1	**0,7**	3,4	**(16,6)**	10,1
Other investments	**5 226,8**	5 975,5	**170,9**	327,5	**18,1**	(124,7)
Cash and cash equivalents	**1 066,8**	3 002,2	**86,9**	269,9	**(2,7)**	–
Cash and cash equivalents – Jersey assets	**2 993,0**	1 982,8	**150,4**	51,7	**1 171,0**	152,8
Convertible bonds	**(2 874,2)**	(1 827,3)	**(161,5)**	(131,8)	**(1 130,0)**	(368,9)
Fixed assets and working capital	**1 510,5**	1 503,2				
Share of pooled portfolios and unlisted investments	**2 530,7**	1 314,6	**95,1**	137,7	**(20,2)**	91,4
Management expenses			**(53,6)**	(43,5)		
Tax			**(33,6)**	(140,3)		
	8 345,8	9 615,6	**269,1**	398,6	**1 102,3**[3]	(782,1)[3]

(1) Prior to deducting the dividend paid to preference shareholders of R42,9 million (2000: R40,1 million).

(2) Prior to amortisation of goodwill amounting to R3,5 million (2000: R3,5 million).

(3) Refer to note 22.

for the year ended 31 December 2001

	Company 2001 Rm	Company 2000 Rm
14. Share capital and share premium		
Share capital		
Authorised share capital		
400 000 000 ordinary shares of 10 cents each	**40,0**	40,0
Unissued shares under the control of the directors		
63 642 852 (2000: 94 135 672) ordinary shares of 10 cents each	**6,4**	9,4
Unissued shares reserved		
For the purpose of the convertible bond issue 24 351 008 (2000: 20 275 736) ordinary shares of 10 cents each	**2,4**	2,0
For the purpose of the Senior Executive Share Option Scheme 1 997 768 (2000: 2 414 376) ordinary shares of 10 cents each	**0,2**	0,3
For the purpose of the Staff Share Incentive Scheme 3 183 674 (2000: 3 378 239) ordinary shares of 10 cents each	**0,3**	0,3
For the purpose of the Share Trust 7 164 377 (2000: 8 127 652) ordinary shares of 10 cents each	**0,7**	0,8
For the purpose of the Group Share Incentive Scheme 27 241 847 (2000: Nil) ordinary shares of 10 cents each	**2,8**	
	6,4	3,4
Issued share capital		
272 418 474 (2000: 271 668 325) ordinary shares of 10 cents each	**27,2**	27,2
Share premium		
Balance at beginning of year	**5 312,0**	5 251,8
750 149 (2000: 1 428 374) ordinary shares issued at an average premium of R36,65 (2000: R42,19) per share in terms of the Senior Executive Share Option Scheme, Staff Share Incentive Scheme and Share Trust	**27,4**	60,2
Capital reduction of R12,00 per share in issue (271 668 325)	**(3 260,0)**	
Balance at end of year	**2 079,4**	5 312,0
Total issued share capital and share premium	**2 106,6**	5 339,2

	Company 2001 Number of shares	Company 2000 Number of shares
Interests of directors, including their families, in share capital		
Direct interests		
Beneficial (ordinary shares of 10 cents each)		
R C Andersen	**104**	104
H I Appelbaum	**36 187**	22 783
M A Bloom (Appointed – 1 September 2000)	**7 719**	7 719
E Bradley	**–**	8 285
M J Jackson	**62 000**	61 275
D S Nohr	**116 527**	107 550
A Romanis (Retired as an executive director – 31 March 2000)	**254 623**	208 516
C B Strauss	**112**	112
	477 272	416 344
Non-beneficial (ordinary shares of 10 cents each)		
E Bradley	**8 285**	–

for the year ended 31 December 2001

14. Share capital and share premium (continued)

Interests of directors, including their families, in share capital (continued)

Indirect interests

By virtue of either directorships in or material shareholdings held directly or indirectly by Standard Bank Investment Corporation Limited 100% (2000: 100%) in the issued ordinary share capital of Liblife Controlling Corporation (Proprietary) Limited and by virtue of Liblife Controlling Corporation (Proprietary) Limited owning 54,7% (2000: 54,7%) of the issued ordinary share capital of Liberty Holdings Limited and by virtue of Liberty Holdings Limited owning 54,7% (2000: 54,8%) of the issued ordinary share capital of Liberty Group Limited, Mrs E Bradley, Dr C B Strauss and Messrs D E Cooper, R C Andersen, D D B Band, D A Hawton, W S MacFarlane, R J Khoza, S J Macozoma, J H Maree, R A Plumbridge, M Rapp, A Romanis and E P Theron, all being directors of the Company and/or Liberty Holdings Limited and/or Liblife Controlling Corporation (Proprietary) Limited and/or Standard Bank Investment Corporation Limited, had in aggregate an indirect beneficial and non-beneficial interest in 148 928 570 (2000: 148 928 570) ordinary shares in Liberty Group Limited at 31 December 2001.

No shares were under option in terms of the Liberty Group Share Incentive Scheme at 31 December 2001. Movements in shares under option in terms of the Liberty Group Senior Executive Share Option Scheme, the Liberty Group Staff Share Incentive Scheme and the Liberty Group Limited Share Trust:

Date granted	Price payable per share	Expiry date	Shares under option at beginning of year
12 November 1992	R0,10	31 March 2001	4 050
28 March 1994	R29,14	31 March 2002	352 233
10 July 1995	R43,64	31 March 2002	5 000
4 December 1996	R61,89	30 September 2003	46 000
18 May 1998	R100,14	31 March 2006	136 180
28 August 1998	R23,14	31 March 2006	21 000
10 September 1998	R36,44	31 March 2006	192 500
12 November 1998	R45,14	31 March 2006	31 872
2 August 1999	R42,54	31 March 2005	68 098
28 September 1999	R37,00	31 March 2005	4 399 667
15 November 1999	R47,20	30 September 2003	943 800
18 February 2000	R57,90	30 September 2003	244 100
14 April 2000	R45,30	30 September 2005	1 003 800
17 July 2000	R53,80	31 March 2006	101 500
21 November 2000	R46,30	30 September 2006	574 900
3 April 2001	R48,50	31 March 2007	
10 April 2001	R45,10	31 March 2007	
			8 124 700
Market value of shares under option (Rm)			548,4

The subscription prices for options granted in previous years were adjusted for the unbundlings by the Liberty Group of its investments in Liberty International PLC and Standard Bank Investment Corporation Limited by R21,90 and R23,46, respectively, and for the Liberty Group Limited capital reduction by R10,50 (total capital reduction of R12,00 per share less notional final dividend of R1,50 per share).

Shares under option

The Company operates four share incentive schemes, being the Liberty Group Staff Share Incentive Scheme, Liberty Group Senior Executive Share Option Scheme, the Liberty Group Share Trust and the Liberty Group Share Incentive Scheme adopted at the 2001 Annual General Meeting. Options are granted to permanent employees at the discretion of the directors in terms of which shares in Liberty Group Limited may be acquired at prices prevailing at the dates of grant of the options. Delivery of the shares so acquired is effected at future dates, which are determined at the time of granting the options. Shares acquired through the incentive schemes have to be paid for by the employees at the subscription prices as determined in the option contracts. The Company does not provide any assistance to the employees in order to purchase such shares. Shares under option, which have not yet been delivered to participants, carry no shareholder rights. In terms of the rules of the Liberty Group Share Trust, Liberty Group Limited may advance funds to the Share Trust for purposes of acquiring shares in Liberty Group Limited in the market for delivery against outstanding share options. At 31 December 2001 the loan to the Liberty Group Share Trust was R69,2 million (2000: R131,4 million). The loan is adjusted to the lower of cost or the market value of the underlying shares.

Options granted during year	Options implemented during year	Options cancelled during year	Shares under option at end of year	Options exercised at end of year	Executive directors' options outstanding at end of year
	2 750	1 300	**–**		
	190 702	16 286	**145 245**	**142 240**	**12 500**
		5 000	**–**		
		33 000	**13 000**	**13 000**	
		109 400	**26 780**	**21 780**	
			21 000	**14 000**	
			192 500	**185 000**	**97 500**
	320	25 172	**6 380**	**5 128**	
		67 023	**1 075**		
	433 450	47 776	**3 918 441**	**3 599 299**	**421 849**
			943 800	**742 700**	**242 800**
		(100)	**244 200**	**148 800**	
		32 400	**971 400**	**962 400**	**168 700**
			101 500	**5 300**	
		40 400	**534 500**	**442 700**	**31 400**
1 760 030	122 927	117 934	**1 519 169**	**1 372 214**	**218 690**
1 415 700		53 900	**1 361 800**	**1 207 900**	**122 000**
3 175 730	750 149	549 491	**10 000 790**	**8 862 461**	**1 315 439**
			552,0		

for the year ended 31 December 2001

14. Share capital and share premium (continued)

Shares under option (continued)

Movement in executive directors' interests in shares under option:

Director	**Date granted**	**Average price payable per share**	**Expiry date**
R C Andersen			
Prior years		R41,01	31 March 2006
2001	3 April 2001	R48,50	31 March 2007
	10 April 2001	R45,10	31 March 2007
H I Appelbaum			
Prior years		R35,70	31 March 2006
2001	3 April 2001	R48,50	31 March 2007
M A Bloom			
(Appointed – 1 September 2000)			
Prior years		R41,79	30 September 2006
2001	3 April 2001	R48,50	31 March 2007
	10 April 2001	R45,10	31 March 2007
M J Jackson			
Prior years		R41,61	31 March 2006
2001	3 April 2001	R48,50	31 March 2007
	10 April 2001	R45,10	31 March 2007
D S Nohr			
Prior years		R41,12	31 March 2006
2001	3 April 2001	R48,50	31 March 2007
	10 April 2001	R45,10	31 March 2007
A Romanis			
(Retired as an executive director – 31 March 2000)			
Prior years		R34,44	31 March 2002
Totals			

(1) The gain on implementation of share options is the difference between the strike price of the option (at date of grant) and the market price of the shares on the ***implementation date****.*

Shares under option at beginning of year	**Options granted during year**	**Options implemented during year**	**Shares under option at end of year**	**Gains on implementation[1] R'000**
441 406			441 406	
	95 563		95 563	
	72 500		72 500	
441 406	168 063		609 469	
76 135		16 404	59 731	305,8
	16 483		16 483	
76 135	16 483	16 404	76 214	305,8
164 317			164 317	
	35 574		35 574	
	20 400		20 400	
164 317	55 974		220 291	
194 123			194 123	
	42 027		42 027	
	16 000		16 000	
194 123	58 027		252 150	
134 149		18 977	115 172	291,0
	29 043		29 043	
	13 100		13 100	
134 149	42 143	18 977	157 315	291,0
46 107		46 107	–	795,9
1 056 237	**340 690**	**81 488**	**1 315 439**	**1 392,7**

for the year ended 31 December 2001

14. Share capital and share premium (continued)

Ordinary share analysis

	Price per share at 31 December (cents)	High for year (cents)	Low for year (cents)	Holdings	Number of share-holders	%	Number of shares	% of issued shares
1999 (1)	7 100	7 150	3 914	1 – 5 000	3 086	96,9	980 102	0,4
2000	6 750	8 500	4 800	5 001 – 10 000	46	1,4	332 877	0,1
2001	5 520	6 100 (2)	4 325 (2)	10 001 – 50 000	40	1,3	894 770	0,3
				50 001 – 100 000	4	0,1	261 945	0,1
				100 001 – and over	10	0,3	269 948 780	99,1
					3 186	100,0	272 418 474	100,0

(1) Calculated excluding interests in Liberty International PLC and Standard Bank Investment Corporation Limited which were unbundled during 1999.
(2) Pre 31 March 2001 prices adjusted for 4 April 2001 capital reduction.

Volume of shares traded (000's) 85 777 (2000: 77 485)

Volume traded to weighted average number of shares in issue 31,5% (2000: 28,6%)

Analysis of holdings

Liberty Holdings Limited	1	–	148 928 570	54,7
Directors*	25	0,8	976 919	0,3
Public	3 160	99,2	122 512 985	45,0
South African register	3 138	98,5	122 310 071	44,9
United Kingdom register	22	0,7	202 914	0,1
	3 186	100,0	272 418 474	100,0

**Holdings of directors of the company as well as directors of any subsidiaries of the company.*

	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
15. Life funds				
Actuarial liabilities	**75 561,8**	62 137,6	**69 934,1**	57 634,9
Balance at beginning of year	**62 137,6**	56 183,6	**57 634,9**	52 802,0
Transfers from income statement	**13 424,2**	6 073,0	**12 299,2**	4 832,9
Other transfers		(119,0)		–
Deferred capital gains tax (1)	**356,6**		**303,2**	
Balance at end of year	**75 918,4**	62 137,6	**70 237,3**	57 634,9

(1) Refer to notes 12 and 25.

Actuarial liabilities under unmatured policies


%
100
80
60
40
20
0
13 523,5
6 078,8
4 522,5
51 793,6
11 802,8
5 163,5
3 985,5
41 085,8
2001
2000
Non-profit business
Reversionary business
Smooth bonus business
Market related (linked) business

for the year ended 31 December 2001

	Group	
	2001 **Rm**	2000 Rm
16. Convertible bonds		
6,5% Liblife International B.V. 2004		
Nominal value (US$251,6 million (2000: US$258,6 million))	**3 052,7**	1 963,8
Unamortised bond issue costs	**(25,9)**	(23,1)
Bonds acquired for cancellation not yet cancelled		(15,2)
Total convertible bonds	**3 026,8**	1 925,5
Liability component	**2 874,2**	1 827,3
Equity component	**152,6**	98,2
Total convertible bonds	**3 026,8**	1 925,5

Convertible bonds comprise:

US$251,6 million (R3,0 billion) (2000: US$258,6 million (R1,9 billion)) 6,5% convertible bonds issued by Liblife International B.V. in July 1994. The bonds are convertible by the holders into ordinary shares of Liberty Group Limited on the basis of 484 (2000: 403) shares for every US$5 000 of bonds, which is equivalent to US$10,33 (2000: US$12,41) per Liberty Group Limited ordinary share. Unless previously purchased and cancelled, or converted, the bonds will be redeemed on 30 September 2004.

Convertible bonds with a nominal value of US$2 million were purchased by Liblife (Jersey) Limited in December 2000 and a further US$5 million in January 2001. These bonds were cancelled in January and February 2001 respectively. The 2000 diluted earnings per share calculations have been treated as if the purchased convertible bonds had already been cancelled.

	Group and Company			
	Defined benefit pension fund[1]		Post-retirement medical aid	
	2001 **Rm**	2000 Rm	**2001** **Rm**	2000 Rm
17. Retirement benefit obligation				
In the opinion of the pension fund valuator, after the most recent statutory actuarial valuation as at 1 January 2000, the defined benefit plan was financially sound.				
Change in defined benefit funded obligation:				
Present value of funded obligation at beginning of year	**833,9**	705,2		
Adjustments		7,4		
Service cost benefits earned during the year	**8,2**	43,5		
Interest cost on projected benefit obligation	**62,0**	100,0		
Actuarial loss	**2,6**	18,7		
Benefits paid	**(6,1)**	(40,9)		
Transfer to defined contribution provident fund	**(495,0)**			
Present value of funded obligation at end of year	**405,6**	833,9		
Change in plan assets:				
Fair value of plan assets at beginning of year	**1 044,1**	825,9		
Adjustments		7,4		
Actual return on plan assets	**241,6**	99,3		
Actuarial profit	**68,4**	108,9		
Employer contribution	**16,8**	43,5		
Benefits paid	**(6,1)**	(40,9)		
Transfer to defined contribution provident fund	**(618,7)**			
Fair value of plan assets at end of year	**746,1**	1 044,1		
Fund excess	**340,5**	210,2		
Excess not recognised[2]	**340,5**	210,2		
Change in unfunded obligation:				
Present value of unfunded obligation at beginning of year			**114,4**	99,4
Service cost benefits earned during the year			**8,7**	8,0
Interest cost on projected benefit obligation			**16,2**	13,9
Actuarial profit			**(3,9)**	(6,9)
Present value of unfunded obligation			**135,4**	114,4
Net liability recognised in balance sheet	**–**	–	**135,4**	114,4

(1) With effect from 1 March 2001 approximately 85% of staff members, representing approximately 70% of the active member liability, accepted an offer to convert their retirement plans from defined benefit to defined contribution.

(2) No asset is recognised in respect of the surplus as the apportionment of the surplus still needs to be approved by the registrar of pension funds in terms of the Pension Fund Second Amendment Act, 39 of 2001.

for the year ended 31 December 2001

	Group and Company			
	Defined benefit pension fund		Post-retirement medical aid	
	2001 Rm	2000 Rm	**2001 Rm**	2000 Rm
17. Retirement benefit obligation (continued)				
Components of the retirement benefit obligation recognised in the income statement				
Service cost	**8,2**	43,5	**8,7**	8,0
Interest cost	**62,0**	100,0	**16,2**	13,9
Expected return on plan assets	**98,7**	152,4		
Net actuarial loss/(profit) recognised in the year	**2,6**	18,7	**(3,9)**	(6,9)
Total included in employee costs	**171,5**	314,6	**21,0**	15,0
The valuation was based on the following principal actuarial assumptions:				
Anticipated after-tax returns on investments	**13%**	13%	**13%**	13%
Discount rate	**13%**	13%	**13%**	13%
Future salary increases (excluding increases on promotion)	**10%**	10%		
Medical cost trend rates			**11%**	11%
Retirement age: – executives	**63**	63	**63**	63
– others	**65**	65	**65**	65
Investments in excess of 5% of plan assets				
BOE Fixed deposit	**–**	100,0		
Anglo American plc	**54,9**	–		
	54,9	100,0		
Investments in employer and holding companies				
Standard Bank Investment Corporation Limited	**23,2**	36,0		
Liberty Holdings Limited	**11,1**	14,3		
	34,3	50,3		

	Property		Leave pay		Incentive scheme		Retention bonuses		Total	
	2001 Rm	2000 Rm	**2001 Rm**	2000 Rm	**2001 Rm**	2000 Rm	**2001 Rm**	2000 Rm	**2001 Rm**	2000 Rm
18. Provisions										
Group										
At beginning of year	**20,6**	14,3	**32,4**	35,2	**33,8**	0,8	**21,7**	8,0	**108,5**	58,3
Additional provisions	**3,4**	20,6	**48,7**	31,2	**48,8**	37,5	**11,0**	13,7	**111,9**	103,0
Utilised during the year	**(20,6)**	(14,3)	**(45,1)**	(34,0)	**(36,6)**	(4,5)	**(0,5)**	–	**(102,8)**	(52,8)
At end of year	**3,4**	20,6	**36,0**	32,4	**46,0**	33,8	**32,2**	21,7	**117,6**	108,5
Company										
At beginning of year	**20,6**	14,3	**24,6**	27,2	**13,5**	–	**15,0**	8,0	**73,7**	49,5
Additional provisions	**3,4**	20,6	**33,5**	22,9	**21,0**	17,1	**5,0**	7,0	**62,9**	67,6
Utilised during the year	**(20,6)**	(14,3)	**(32,4)**	(25,5)	**(16,8)**	(3,6)	**–**	–	**(69,8)**	(43,4)
At end of year	**3,4**	20,6	**25,7**	24,6	**17,7**	13,5	**20,0**	15,0	**66,8**	73,7

Provisions are included in outstanding claims, policyholders' benefits and other creditors.

for the year ended 31 December 2001

18. Provisions (continued)

Property

Provisions raised for capital expenditure on properties under development and completed properties which are undergoing refurbishments.

Leave pay

In terms of the Group policy, employees are entitled to accumulate a maximum of 15 days compulsory leave and 20 days discretionary leave. Compulsory leave has to be taken within 12 months of earning it or forfeited if not taken. Discretionary leave can be sold back to the Company while compulsory leave cannot be sold back to the Company.

Incentive scheme

In terms of the Group policy, selected employees at the discretion of directors receive an incentive bonus in lieu of a 13th cheque. The incentive bonus is related to employee, corporate and business unit performance and is approved by the remuneration committee.

Retention bonuses

On 25 April 2000 certain key employees of the Group were granted retention bonuses payable if they remained in service until 31 December 2001. No such retention bonuses were granted in 2001.

	Group		Company	
	2001	2000	**2001**	2000
	Rm	Rm	**Rm**	Rm
19. New business premium income				
New recurring premiums	**2 179,7**	1 870,2	**1 800,9**	1 571,0
Individual	**1 834,1**	1 578,3	**1 455,3**	1 279,1
Group	**345,6**	291,9	**345,6**	291,9
New single premiums	**7 639,4**	7 755,6	**6 658,3**	6 318,8
Individual	**4 754,7**	3 840,2	**3 949,5**	2 705,8
Group	**1 224,5**	2 166,5	**1 224,5**	2 166,5
Immediate annuities	**1 660,2**	1 748,9	**1 484,3**	1 446,5
New business premium income	**9 819,1**	9 625,8	**8 459,2**	7 889,8
New individual premium income	**6 588,8**	5 418,5	**5 404,8**	3 984,9
New group premium income	**1 570,1**	2 458,4	**1 570,1**	2 458,4
New immediate annuities	**1 660,2**	1 748,9	**1 484,3**	1 446,5
New business premium income	**9 819,1**	9 625,8	**8 459,2**	7 889,8
New business index	**2 943,6**	2 645,8	**2 466,7**	2 202,9
Natural increases (1)	**479,1**	429,2	**479,1**	423,4
New business index net of natural increases	**2 464,5**	2 216,6	**1 987,6**	1 779,5
Off balance sheet new business	**10 003,3**	8 500,8		
Value of new business written in the year	**454,8**	390,6		
New business margin (net of natural increases)	**18,5%**	17,6%		

(1) Natural increases previously disclosed comprise only individual business. Natural increases on corporate business have now been included.

for the year ended 31 December 2001

	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
20. Net premium income				
Recurring premium income	**6 480,7**	5 777,3	**5 763,6**	5 243,1
Individual	**4 882,0**	4 370,9	**4 164,9**	3 836,7
Group	**1 598,7**	1 406,4	**1 598,7**	1 406,4
Single premium income	**7 641,5**	7 790,0	**6 688,3**	6 401,2
Individual	**4 739,0**	3 899,7	**3 941,7**	2 813,3
Group	**1 224,7**	2 167,2	**1 244,7**	2 167,2
Immediate annuities	**1 677,8**	1 723,1	**1 501,9**	1 420,7
Net premium income	**14 122,2**	13 567,3	**12 451,9**	11 644,3
Individual premium income	**9 621,0**	8 270,6	**8 106,6**	6 650,0
Group premium income	**2 823,4**	3 573,6	**2 843,4**	3 573,6
Immediate annuities	**1 677,8**	1 723,1	**1 501,9**	1 420,7
Net premium income	**14 122,2**	13 567,3	**12 451,9**	11 644,3
Premium income is shown net of reinsurance of R117,9 million (2000: R102,3 million).				
21. Investment income net of interest paid				
Dividend, interest and net rental income	**3 609,5**	3 343,0	**3 429,5**	3 154,4
Attributable to life funds	**3 300,3**	2 826,1	**3 151,7**	2 653,5
Attributable to shareholders' funds	**309,2**	516,9	**277,8**	500,9
Operating income from financial services operations	**591,6**	441,5	**78,5**	81,5
Investment income net of interest paid	**4 201,1**	3 784,5	**3 508,0**	3 235,9
Comprising:				
Income from subsidiaries			**196,6**	251,2
(Accumulated loss)/retained income of subsidiaries			**(1 118,3)**	(38,5)
Dividends received from subsidiaries			**1 314,9**	289,7
Loss from joint ventures	**(3,0)**	–	**(3,0)**	–
Dividends received	**1 051,2**	846,0	**986,0**	637,9
Listed shares	**999,6**	829,8	**939,5**	621,7
Unlisted shares	**51,6**	16,2	**46,5**	16,2
Income on unit trusts	**244,8**	235,2	**189,9**	198,5
Interest received	**2 141,8**	1 975,6	**1 656,6**	1 636,4
Net rental income (1)	**571,2**	572,6	**571,3**	572,0
Rental income	**883,0**	846,6	**815,5**	781,1
Direct operating expenses – let properties	**(266,9)**	(234,9)	**(205,3)**	(175,4)
– unlet properties	**(12,4)**	(8,5)	**(11,5)**	(7,8)
– owner-occupied properties	**(32,5)**	(30,6)	**(27,4)**	(25,9)
Management and portfolio management fees	**409,6**	276,1	**(64,7)**	(63,5)
Scrip lending fees	**8,1**	10,6	**8,1**	10,6
Sundry (expense)/income	**(9,6)**	14,5	**(4,2)**	12,6
Investment income	**4 414,1**	3 930,6	**3 536,6**	3 255,7
Interest paid	**(213,0)**	(146,1)	**(28,6)**	(19,8)
Investment income net of interest paid	**4 201,1**	3 784,5	**3 508,0**	3 235,9

(1) Notional rent relating to owner-occupied properties of R83,6 million (2000: R67,7 million) has been eliminated.

for the year ended 31 December 2001

	Group		Company	
	2001	2000	**2001**	2000
	Rm	Rm	**Rm**	Rm
22. Investment surpluses				
Investment surpluses attributable to life insurance operations	**11 841,2**	3 353,5	**11 061,3**	3 190,5
Investment properties	**432,4**	647,1	**460,8**	647,1
Owner-occupied properties	**(12,7)**	38,8	**(45,5)**	38,8
Marketable securities	**9 113,0**	2 382,4	**9 162,6**	2 218,5
Other investments	**2 308,5**	285,2	**1 483,4**	286,1
Investment surpluses/(deficits) attributable to shareholders' funds (Refer to note 13)	**1 102,3**	(782,1)	**1 102,3**	(782,1)
Investment properties	**46,5**	56,9	**46,5**	56,9
Owner-occupied properties	**(0,7)**	1,3	**(0,7)**	1,3
Marketable securities	**611,6**	(677,2)	**558,7**	(506,2)
Other investments	**444,9**	(163,1)	**497,8**	(334,1)
Total investment surpluses	**12 943,5**	2 571,4	**12 163,6**	2 408,4
Comprising:				
Unrealised investment surpluses/(deficits)	**682,9**	(3 988,9)	**473,6**	(3 971,8)
Realised investment surpluses	**4 712,4**	4 688,1	**4 526,0**	4 642,4
Translation gains	**7 548,2**	1 872,2	**7 164,0**	1 737,8
Total investment surpluses	**12 943,5**	2 571,4	**12 163,6**	2 408,4

Translation gains include gains of R196,8 million in respect of shareholders' foreign assets and liabilities (2000: surplus of R13,7 million).

	Group		Company	
	2001	2000	**2001**	2000
23. Claims and policyholders' benefits				
Individual	**8 633,5**	7 409,4	**7 548,6**	6 665,8
Death and disability claims	**1 202,2**	1 058,3	**1 025,6**	934,1
Policy maturity claims	**3 600,1**	2 704,0	**3 212,3**	2 553,8
Policy surrender claims	**2 548,8**	2 403,8	**2 270,1**	2 158,2
Annuity payments	**1 282,4**	1 243,3	**1 040,6**	1 019,7
Group	**2 558,1**	2 779,4	**2 558,1**	2 779,4
Death and disability claims	**269,3**	218,7	**269,3**	218,7
Scheme terminations	**65,6**	25,9	**65,6**	25,9
Scheme member withdrawals	**1 278,2**	1 066,0	**1 278,2**	1 066,0
Annuity payments	**35,8**	36,2	**35,8**	36,2
Investment only terminations and withdrawals	**909,2**	1 432,6	**909,2**	1 432,6
Total claims and policyholders' benefits	**11 191,6**	10 188,8	**10 106,7**	9 445,2

Claims and policyholders' benefits are shown net of reinsurance recoveries of R90,6 million (2000: R83,4 million).

for the year ended 31 December 2001

	Group		Company	
	2001	2000	**2001**	2000
	Rm	Rm	**Rm**	Rm
24. Management expenses				
Management expenses attributable to life insurance operations	**1 193,8**	1 005,2	**1 072,9**	909,0
Management expenses attributable to shareholders' investments, including subsidiaries	**519,1**	367,2	**53,6**	43,5
Total management expenses	**1 712,9**	1 372,4	**1 126,5**	952,5
Comprising:				
Employee costs	**842,8**	660,5	**525,7**	432,5
Office costs	**625,4**	482,0	**417,7**	336,6
Training and development costs	**127,0**	116,1	**73,8**	76,4
Other	**117,7**	113,8	**109,3**	107,0
Total management expenses	**1 712,9**	1 372,4	**1 126,5**	952,5
Management expenses include the following:				
Administration fees	**1,0**		**1,0**	
Amortisation – intangible assets	**29,6**	10,6	**15,4**	6,7
Auditors' remuneration	**11,0**	7,5	**6,3**	5,0
Audit fees – current year	**6,7**	6,3	**3,4**	4,0
– prior year	**1,3**	0,7	**0,2**	0,7
Other services	**3,0**	0,5	**2,7**	0,3
Consultancy fees	**47,3**	43,3	**30,3**	27,8
Actuarial	**0,2**	1,2		1,0
Other	**47,1**	42,1	**30,3**	26,8
Defined benefit pension fund contributions	**166,3**	277,2	**28,7**	28,9
Defined contribution provident fund contributions	**43,7**	0,5	**26,8**	–
Depreciation	**113,7**	91,9	**87,9**	75,1
Furniture and fittings	**12,0**	14,4	**10,4**	8,8
Computer equipment	**85,6**	66,2	**64,7**	56,5
Other	**16,1**	11,3	**12,8**	9,8
Impairment losses	**12,0**	9,4		
Loss/(profit) on disposal of tangible assets	**0,5**	4,4	**(2,1)**	4,1
Operating lease charges	**17,4**	7,1	**7,0**	3,3
Other related South African taxes	**184,2**	169,6	**154,0**	143,7
Financial services levy	**5,8**	2,1	**5,5**	2,0
Non-recoverable value added tax	**127,6**	114,1	**102,3**	92,7
Regional services council levies	**18,3**	12,4	**17,4**	11,7
Stamp duty	**32,5**	41,0	**28,8**	37,3

for the year ended 31 December 2001

	Company 2001 R'000	Company 2000 R'000
24. Management expenses (continued)		
Directors' emoluments		
Chairman and non-executive directors' fees	**455**	1 485
Executive directors[1]		
Total emoluments	**20 318**	25 394
Basic salaries	**5 935**	7 137
Bonuses and performance related payments	**4 760**	7 258
Retirement and medical benefits	**1 326**	9 695
Other incentives and benefits	**1 172**	1 304
	13 193	25 394
Retention bonuses	**7 125**	–
Paid by subsidiaries	**–**	(4 385)
Emoluments paid by the Company	**20 773**	22 494
Aggregate months paid	**60**	89
Total emoluments paid by the Company	**20 773**	22 494
Total emoluments paid by subsidiaries	**–**	4 385
Total directors' emoluments	**20 773**	26 879

No executive directors hold service contracts.

(1) Refer to note 14 for details of share option schemes.

for the year ended 31 December 2001

	Company 2001 R'000	Company 2000 R'000
24. Management expenses (continued)		
Directors' emoluments (continued)		
Fees paid to the chairman – D E Cooper[1]	**–**	1 010
Fees paid to non-executive directors		
D D B Band	**60**	50
E Bradley	**30**	28
D A Hawton	**80**	80
R J Khoza	**30**	28
W S MacFarlane	**70**	70
S J Macozoma	**25**	30
J H Maree[1]	**–**	30
R A Plumbridge	**28**	25
M Rapp	**25**	27
A Romanis	**50**	37
C B Strauss	**30**	40
E P Theron	**27**	30
	455	1 485

(1) No fees were paid to Messrs. D E Cooper and J H Maree for 2001 as these were replaced by an administration fee paid to Stanbic (refer to note 27).

	Basic salaries R'000	Bonuses and performance related payments R'000	Retire-ment and medical benefits R'000	Other incentives and benefits R'000	Sub-total R'000	Retention bonuses[1] R'000	Total emolu-ments R'000
Executive directors' total emoluments comprise:							
2001							
Paid by Company							
Current directors							
R C Andersen	2 135	2 500[2]	524	261	**5 420**	3 000	8 420
H I Appelbaum	825	74	193	189	**1 281**	–	1 281
M A Bloom	1 041	800[2]	209	203	**2 253**	1 500	3 753
M J Jackson	991	750[2]	217	323	**2 281**	1 500	3 781
D S Nohr	943	636[2]	183	196	**1 958**	1 125	3 083
Total paid	**5 935**	**4 760**	**1 326**	**1 172**	**13 193**	**7 125**	**20 318**

(1) On 25 April 2000 certain key executives of the Group were offered retention bonuses if they remained in service until 31 December 2001 payable in 2002.

(2) Bonus and performance related payments for the 2001 year payable in 2002.

for the year ended 31 December 2001

	Basic salaries R'000	Bonuses and performance related payments[1] R'000	Retirement and medical benefits R'000	Other incentives and benefits R'000	Total emoluments R'000
24. Management expenses (continued)					
Directors' emoluments (continued)					
2000					
Paid by Company					
Current directors	4 738	3 519	1 025	917	10 199
R C Andersen	1 920	2 000	448	214	4 582
H I Appelbaum	764	69	168	167	1 168
M A Bloom (Appointed – 1 September 2000)	322	600	61	63	1 046
M J Jackson	882	500	185	299	1 866
D S Nohr	850	350	163	174	1 537
Directors retired and resigned	1 883	2 775	5 833	319	10 810
S Handler (Retired – 31 August 2000)	512	–	2 308	129	2 949
C E Maynard (Resigned – 3 November 2000)	781	2 773	97	114	3 765
A Romanis (Retired as an executive director – 31 March 2000)	590	2	3 428	76	4 096
	6 621	6 294	6 858	1 236	21 009
Paid by subsidiaries					
Directors retired and resigned					
C E Maynard (Resigned – 3 November 2000)	265	943	33	39	1 280
W E Cesman (Retired – 31 March 2000)	251	21	2 804	29	3 105
	516	964	2 837	68	4 385
Total paid	7 137	7 258	9 695	1 304	25 394

(1) Bonus and performance related payments for the 2000 year paid during 2001.

for the year ended 31 December 2001

	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
25. Tax				
Tax attributable to life insurance operations	**905,2**	298,9	**830,8**	277,9
Normal tax	**358,4**	216,2	**350,0**	197,0
Current capital gains tax	**21,2**		**10,1**	
Deferred capital gains tax	**356,6**		**303,2**	
Retirement fund tax	**169,0**	82,7	**167,5**	80,9
Tax attributable to shareholders' funds	**112,6**	192,6	**33,6**	140,3
Total tax included in headline earnings	**1 017,8**	491,5	**864,4**	418,2
Capital gains tax attributable to shareholders' investment surpluses/(deficits)	**143,0**		**143,0**	
Secondary tax on companies relating to capital reduction	**232,8**		**232,8**	
Total tax paid	**1 393,6**	491,5	**1 240,2**	418,2
Comprising:				
South African normal tax	**437,4**	352,6	**355,1**	287,3
Current year tax	**448,3**	407,5	**349,3**	338,7
Prior years' tax	**(77,2)**	197,7	**(65,1)**	197,7
Deferred tax	**66,3**	(252,6)	**70,9**	(249,1)
South African capital gains tax	**520,8**		**456,3**	
Current year tax	**68,7**		**57,6**	
Deferred tax	**452,1**		**398,7**	
Other related South African taxes	**200,8**	137,2	**196,0**	130,9
Retirement fund tax	**169,0**	82,7	**167,5**	80,9
Secondary tax on companies	**31,8**	54,5	**28,5**	50,0
Foreign tax – current year normal tax	**1,8**	1,7		
Secondary tax on companies relating to capital reduction	**232,8**		**232,8**	
Total tax paid	**1 393,6**	491,5	**1 240,2**	418,2

	Group 2001 %	Group 2000 %	Company 2001 %	Company 2000 %
Reconciliation of tax rate attributable to shareholders' funds				
Tax charge for the year as a percentage of revenue earnings attributable to shareholders' funds before tax	**29,5**	24,1	**11,1**	17,3
Secondary tax on companies	**(7,5)**	(0,7)	**(9,4)**	(0,6)
Tax excluding secondary tax on companies	**22,0**	23,4	**1,7**	16,7
The charge for the year has been reduced/(increased) as a consequence of:				
Dividends received	**14,3**	5,7	**15,3**	22,3
Non-deductible expenses	**(6,3)**	(0,6)	**13,0**	(9,0)
Other permanent differences		1,5		–
Standard rate of South African tax	**30,0**	30,0	**30,0**	30,0

The Group has estimated tax losses attributable to shareholders' funds of R157,7 million (2000: R125,9 million) which are available for set-off against future taxable income. No provision for deferred capital gains tax has been made, for the investments in the subsidiaries, as the Company controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future.

for the year ended 31 December 2001

	Continuing operations		Capital reduction		Total operations	
	2001 Rm	2000 Rm	**2001 Rm**	2000 Rm	**2001 Rm**	2000 Rm
26. Earnings per share						
Basic headline earnings per share						
Headline earnings	**1 498,9**	1 314,3	**47,0**	196,7	**1 545,9**	1 511,0
Weighted average number of shares in issue (millions)	**272,0**	270,9	**272,0**	270,9	**272,0**	270,9
Basic headline earnings per share (cents)	**551,0**	485,2	**17,3**	72,6	**568,3**	557,8
Basic headline earnings per share is calculated by dividing the headline earnings by the weighted average number of shares in issue during the year.						
Fully diluted headline earnings per share						
Headline earnings	**1 498,9**	1 314,3	**47,0**	196,7	**1 545,9**	1 511,0
Adjustment for convertible bond interest	**100,8**	78,5			**100,8**	78,5
Fully diluted headline earnings	**1 599,7**	1 392,8	**47,0**	196,7	**1 646,7**	1 589,5
Weighted average number of shares in issue (millions)	**272,0**	270,9	**272,0**	270,9	**272,0**	270,9
Adjustment for conversion of bonds into equity	**24,4**	20,3	**24,4**	20,3	**24,4**	20,3
Fully diluted weighted average number of shares in issue	**296,4**	291,2	**296,4**	291,2	**296,4**	291,2
Fully diluted headline earnings per share (cents)	**539,7**	478,3	**15,9**	67,5	**555,6**	545,8
The calculation of the 2000 fully diluted headline earnings per share assumes full conversion of the convertible bonds except for bonds with a nominal value of $7 million acquired by Liblife (Jersey) Limited and cancelled in January and February 2001 respectively.						
Total earnings per share						
Total earnings	**2 429,5**	578,0	**(172,9)**	144,4	**2 256,6**	722,4
Weighted average number of shares in issue (millions)	**272,0**	270,9	**272,0**	270,9	**272,0**	270,9
Earnings per share (cents)	**893,1**	213,4	**(63,5)**	53,3	**829,6**	266,7
Basic total earnings per share is calculated by dividing the total earnings by the weighted average number of shares in issue during the year.						
Fully diluted total earnings per share						
Total earnings	**2 429,5**	578,0	**(172,9)**	144,4	**2 256,6**	722,4
Adjustment for convertible bond interest	**100,8**	78,5			**100,8**	78,5
Fully diluted total earnings	**2 530,3**	656,5	**(172,9)**	144,4	**2 357,4**	800,9
Weighted average number of shares in issue (millions)	**272,0**	270,9	**272,0**	270,9	**272,0**	270,9
Adjustment for conversion of bonds into equity	**24,4**	20,3	**24,4**	20,3	**24,4**	20,3
Fully diluted weighted average number of shares in issue	**296,4**	291,2	**296,4**	291,2	**296,4**	291,2
Fully diluted total earnings per share (cents)	**853,6**	225,4	**(58,3)**	49,6	**795,3**	275,0

The calculation of the 2000 fully diluted total earnings per share assumes full conversion of the convertible bonds except for bonds with a nominal value of $7 million acquired by Liblife (Jersey) Limited and cancelled in January and February 2001 respectively.

for the year ended 31 December 2001

27. Related party transactions

Holding company

Liberty Group Limited's immediate holding company is Liberty Holdings Limited, which, in turn, is controlled by Standard Bank Investment Corporation Limited (Stanbic), the Company's ultimate holding company. Liberty Group Limited (Liberty) provides certain administrative and secretarial services to Liberty Holdings Limited for which it is reimbursed at cost.

Administration fees

An administration fee amounting to R1 million has been paid by Liberty to Stanbic for services rendered during 2001.

Asset management fees

Asset management fees were paid by Charter Life Insurance Company Limited (Charter Life) to Standard Corporate Merchant Bank Limited (SCMB) amounting to R1,8 million (2000: R4,2 million).

Banking arrangements

The Group makes use of banking facilities provided by Standard Bank of South Africa Limited (Standard Bank). At 31 December 2001 substantially all of the cash and cash equivalents amounting to R485,2 million (2000: R648,0 million) were held with Standard Bank. In addition, term deposits and other money market securities with Standard Bank amounted to R257,4 million at 31 December 2001 (2000: R597,5 million). These deposits were made in the normal course of business at prevailing market rates.

Bancassurance

Liberty and Charter Life have entered into a joint venture agreement with Stanbic for the sale and promotion of insurance products. New business premium income received in respect of this business in 2001 amounted to R1,7 billion (2000: R1,6 billion). In terms of the joint venture agreement Charter Life has paid a preference dividend of R42,9 million (2000: R40,1 million) to Stanbic in the current year in respect of the emergence of embedded value profits on the business.

Forward exchange contracts

All Liberty Ermitage Jersey Limited's (Liberty Ermitage) forward exchange contracts are placed with Standard Bank (refer to the currency risk component of note 4).

Insurance policies

Inter-company insurance policies amounting to R1 169,3 million (2000: R927,7 million) are eliminated on consolidation. Premium income in this regard amounted to R20 million in respect of 2001 (2000: R52 million). During 2000 Stanbic paid a R612 million single premium to Liberty following the transfer of Standard Bank's post-retirement medical liabilities to Liberty Corporate Benefits. At 31 December 2001 Standard Bank's post-retirement medical liabilities amounting to R672,4 million is included in the life funds.

Maxichoice

Charter Life's equity linked life annuity product (Maxichoice) is administered by SCMB.

	Group	
	2001	2000
	Rm	Rm
Annuity premiums	**103,9**	65,1
Annuity payments	**32,1**	24,9
Annuity commission	**2,6**	1,8

Property lease agreements

Certain related parties of the Group are lessees in terms of arms' length property lease agreements with Liberty. Rentals and management fees received by Liberty from related parties for the year ended 31 December 2001 amounted to R47,0 million (2000: R40,3 million).

for the year ended 31 December 2001

27. Related party transactions (continued)

Standard Asset Selection Fund Limited

Liberty Ermitage is the investment adviser of the fund that was launched in September 2001. The fund is Jersey-domiciled and Standard Bank Jersey Limited is the manager, administrator and custodian. Liberty Ermitage earned an investment advisory fee and recognised income of R0,4 million in the year ended 31 December 2001. Assets under management as at 31 December 2001 was approximately R351,9 million. The fund has invested R24,3 million in Liberty HBV Merger Arbitrage Fund Limited.

Transactions with directors

Apart from share options granted to directors, as indicated in note 14, there were no material transactions with directors or their families during the year under review.

	Group		Company	
	2001	2000	**2001**	2000
	Rm	Rm	**Rm**	Rm
28. Commitments				
Capital commitments	**41,0**	126,4	**9,3**	115,0
Under contracts	**24,7**	100,6	**5,4**	100,6
Authorised by the directors but not contracted	**16,3**	25,8	**3,9**	14,4
Operating lease commitments – 1 to 5 years	**32,2**	9,4	**20,8**	
	73,2	135,8	**30,1**	115,0

The expenditure will be financed by available bank facilities, existing cash resources and funds internally generated.

29. Borrowing powers

In terms of the Company's articles of association the attributable amount which the Group may borrow is R8 345,8 million (2000: Restated R9 615,6 million). Borrowings at 31 December 2001 computed in terms of the Company's articles of association were R2 874,2 million (2000: R1 827,3 million).

30. Post balance sheet events

Investment in UniFer Holdings Limited

At 31 December 2001 Liberty shareholders held an investment in UniFer Holdings Limited amounting to R28,9 million. Indications are that the Group is likely to recover R2,0 million resulting in a net loss of R26,9 million.

Investment in Saambou Holdings Limited

At 31 December 2001 Charter Life held a promissory note, which matures on 29 October 2004, amounting to R7,2 million and Liberty policyholders held an investment in Saambou Holdings Limited amounting to R10,8 million that are uncertain as to their recovery as a result of Saambou Bank being placed under curatorship. Liberty Unit Trusts held promissory notes in Saambou Bank and investments in Saambou Holdings Limited amounting to R56,8 million to which Liberty Group shareholders have a total exposure amounting to R12,5 million. The balance of the exposure amounting to R44,3 million relates to Liberty Unit Trust holders. No further material transactions occurred between 31 December 2001 and 5 March 2002.

Report of the independent auditors on the Group embedded value

To the directors of Liberty Group Limited

We have audited the Group embedded value report for the year ended 31 December 2001 on pages 145 to 148 which has been prepared in accordance with the embedded value basis set out in paragraphs 1 and 6. This report should be read in conjunction with the audited annual financial statements where the insurance liabilities are calculated on the financial soundness valuation basis, which is on pages 95 to 97.

Respective responsibilities of directors and auditors

The directors are responsible for the annual financial statements, as described on page 93, as well as the Group embedded value report. Our responsibilities in relation to the annual financial statements are set out on page 94.

Our responsibilities, as independent auditors, in relation to the Group embedded value report are as set out in our letter of engagement agreed with the directors dated 31 July 2001, to report to the directors our opinion as to whether the Group embedded value report has been properly prepared in accordance with the embedded value basis set out in paragraphs 1 and 6 of the Group embedded value report.

Basis of audit opinion

We conducted our audit in accordance with Statements of South African Auditing Standards. Our audit included examination, on a test basis, of evidence supporting the amounts and disclosures in the Group embedded value report. The evidence included an assessment of the significant estimates and judgements made by the directors in the preparation of the Group embedded value report, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group embedded value report is free from material misstatement whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group embedded value report.

Opinion

In our opinion the Group embedded value at 31 December 2001 and the embedded value profits for the year then ended have been properly prepared in accordance with the basis set out in paragraphs 1 and 6 of the Group embedded value report.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
5 March 2002

Group embedded value at 31 December 2001 and the value of new business written during 2001 in respect of Liberty Group Limited and its wholly owned subsidiary Charter Life Insurance Company Limited

1. Introduction

The embedded value is a determination of the economic value of a life insurance company before making allowance for any value which may be attributed to future new business.

The embedded value consists of shareholders' net assets at fair value together with the discounted value of the projected stream of future after-tax shareholder profits arising from existing in-force business less a charge for the cost of capital incurred in meeting the solvency requirements of the business.

The cost of solvency capital is the present value of the difference between the assumed net investment return and the discount rate as applied to the assets supporting the projected capital adequacy requirements.

The value of the new business written over the year is the present value, at the time of sale, of the projected stream of after-tax profits from that business.

The economic value of the company may be derived by adding to the embedded value an allowance for the value of future new business, often calculated as a multiple of the value of new business written over the past year.

2. Embedded value and value of new business

	31 December 2001 Rm	31 December 2000 Rm
Risk discount rate	**13,75%**	15,00%
Shareholders' net assets	**8 345,8**	9 615,6
Capital reduction including STC[1]	**-**	(3 492,8)
Shareholders' net assets after capital reduction	**8 345,8**	6 122,8
Net value of life business in force	**5 111,9**	4 822,0
Value of life business in force	**5 235,1**	4 832,1
Cost of solvency capital	**(123,2)**	(10,1)
Financial services subsidiaries' fair value adjustment	**1 309,7**	996,3
Embedded value	**14 767,4**	11 941,1
Value of new business written in the year	**454,8**	390,6

This value of new business is the value at the point of sale derived from the new business premium income net of natural increases as shown in note 19 on the financial statements.

(1) The published financial statements have been restated to reflect the capital reduction in the year 2001 as required by revised accounting standards. The embedded value report has not been restated.

3. Sensitivity to risk discount rates and other assumptions

In order to indicate sensitivity to varying assumptions the value of life business in force less cost of solvency capital, and the value of new business written are shown below for various changes in assumptions. Each value is shown with only the indicated parameter being changed.

	Value of life business in force less cost of solvency capital at 31 December 2001	**Value of new business written in 2001**
	Rm	**Rm**
Base value	**5 111,9**	**454,8**
Risk discount rate increases one percentage point to 14,75%	**4 828,9**	**409,4**
Future investment returns reduce by one percentage point	**4 762,8**	**408,1**
Withdrawal rates increase by 10%	**4 897,4**	**414,7**
Policy acquisition and maintenance expenses (other than commissions) increase by 10%	**4 874,5**	**401,1**

These values illustrate the effect of a negative change in assumptions.

The effect of a positive change in the assumptions to the same extent would be to increase the values by a similar amount to the reductions indicated above.

4. Embedded value profits

Embedded value profits, being the change in the embedded value over the year increased by any dividends declared and capital reductions during the year and decreased by any capital raised during the year, provide a measure of a company's financial performance over the year.

	12 months to	
	31 December 2001	31 December 2000
	Rm	Rm
Embedded value at the end of the year	**14 767,4**	11 941,1
Less (capital raised)/plus capital reduction	**(27,4)**	3 199,7
Plus dividends declared	**348,1**	738,6
Less embedded value at the beginning of the year	**(11 941,1)**	(14 273,5)
Embedded value profits	**3 147,0**	1 605,9
Return on shareholders' net assets	**51,4%**	16,8%
Return on embedded value	**26,4%**	11,3%

5. Analysis of embedded value profits

An analysis of the components of embedded value profits for the year ended 31 December is summarised below.

	2001 Rm	2000 Rm
Investment return on shareholders' net assets	**1 224,0**	(376,6)
Expected return on value of life business	**751,6**	770,8
Investment experience variations on life business	**681,3**	(76,2)
Other experience variations	**27,2**	46,1
Changes in assumptions	**(78,7)**	144,7
Variation in tax	**(152,7)**	126,9
Value of new business	**454,8**	390,6
Allowance for current and future STC	**(133,9)**	(151,4)
Change in modelling methodology	**60,0**	(32,8)
Net financial services subsidiaries' fair value adjustment	**313,4**	763,8
Embedded value profits	**3 147,0**	1 605,9

6. Bases and assumptions

The principal bases and assumptions used are:

(i) Future investment returns on the major classes were set with reference to the market yield on medium-term South African government stock. The investment returns used are:

	Investment return p.a. 2001	Investment return p.a. 2000
Government stock	**11,75%**	13,00%
Equities	**13,75%**	15,00%
Property	**12,75%**	14,00%

	2001	2000
(ii) The risk discount rate has been set equal to the investment return on equity assets	**13,75%**	15,00%
(iii) Maintenance expense inflation rate	**7,90%**	9,05%

(iv) The expected return on value of life business is obtained by applying the previous year's discount rate to the value of life business in force at the beginning of the year and the current year's discount rate for half a year to the value of new business.

(v) Tax has been allowed for on the Four Fund Tax basis with tax rates of 30%. Full tax relief on expenses to the extent permitted was assumed. Capital Gains Tax (CGT) introduced with effect from October 2001 has been taken into account in the embedded value at 31 December 2001. The effect of the introduction of CGT was a reduction in value of R152,7 million which has been shown in 5 above in variation in tax. The profit of R126,9 million in 2000 arose from an overprovision of tax from the previous year.

(vi) Other bases, bonus rates and assumptions:

In general, parameters reflect best estimates of future experience, consistent with the valuation basis described in paragraph 2 of the report of the statutory actuary excluding any first- or second-tier margins.

However, in contrast to the valuation basis assumption, the embedded value does make allowance for automatic premium and benefit increases.

(vii) Basis of calculation of financial services subsidiaries' fair value adjustment:

In general, to obtain the fair value in excess of the tangible net assets, a price earnings ratio multiplier was applied to the net after tax recurring earnings of the subsidiary derived from normal trading operations. The multiplier used was 12 in the case of Liberty Group Properties (Proprietary) Limited and 20 for Liberty Ermitage Jersey Limited. In the case of Liberty Asset Management Limited, Liberty Specialised Investments (Proprietary) Limited and Liberty Collective Investments Limited the fair value attributed to the companies as part of the creation of STANLIB Limited amounting to R1 020 million has been used.

7. Audit

As indicated by PricewaterhouseCoopers' report, as indicated on page 144, the embedded value for the years ended 31 December 2001 and 31 December 2000 as well as the analysis of embedded value profits for the year 2001 have been audited.



D S Nohr BSc, FASSA, FIA, ASA
Statutory Actuary

Johannesburg
5 March 2002

Liberty Holdings Highlights

Headline profit per ordinary share based on underlying continuing operations of **1 645,2 cents up 15%**

Dividend of **453 cents** per ordinary share declared

Refer to page 9 of the Chairman's statement for a review of value created for shareholders over the last three years.

	2001 Rm
Income statement – extracts	
Headline profit attributable to shareholders	838,6
Dividends on preference shares	(1,7)
Headline profit attributable to ordinary shareholders[2]	836,9
Headline profit per ordinary share (cents)	1 698,0
Dividends per ordinary share (cash equivalent) (cents)	3 849,0
Balance sheet – extracts	
Shareholders' funds	4 562,5
Minority interests	3 784,2
Total assets	89 402,3
Other	
Liberty Holdings Limited share price at 31 December (cents)	15 500
Total number of shares in issue at 31 December (000's)	49 286
Market capitalisation (R million)	7 639,4
Weighted average number of shares in issue (000's)	49 286

(1) Subsequent to the unbundling by Liberty Group Limited of Liberty International Holdings plc and Standard Bank Investment Corporation Limited to shareholders

(2) Excludes investment surpluses/(deficits) attributable to shareholders in life insurance subsidiary

2000	1999[1]	1998	1997	1996
Rm	Rm	Rm	Rm	Rm
817,0	897,8	959,4	825,5	666,1
(1,7)	(1,7)	(1,7)	(3,8)	(9,0)
815,3	896,1	957,7	821,7	657,1
1 655,3	1 820,0	1 948,0	1 679,1	1 359,9
795,0	1 175,0	1 220,0	978,0	764,0
5 274,3	5 229,8	10 570,4	10 385,7	8 942,0
4 345,3	4 093,2	23 904,6	20 243,0	17 830,2
75 966,4	69 216,9	113 589,7	101 708,4	83 419,6
18 000	19 040	20 580	33 500	32 000
49 286	49 240	49 236	49 007	48 730
8 871,5	9 375,3	10 132,8	16 417,4	15 593,6
49 253	49 237	49 162	48 937	48 319

Directors at 31 December 2001

Refer to page 12 of the Chairman's statement for details of the restructuring of the board that took place on 13 March 2002.

Chairman

D E Cooper (61) CA(SA)
Appointed to the board – 1999

Executive Director

R C Andersen (53) CA(SA), CPA (Texas)
Appointed to the board – 1997

Non-executive Directors

D D B Band (57) BCom, CA(SA)*
Appointed to the board – 1995

D A Hawton (64) FCIS*
Appointed to the board – 1999

W S MacFarlane (66) CA(SA), FCA*
Appointed to the board – 1995

J H Maree (46) BCom, MA (Oxon)
Appointed to the board – 1997

R A Plumbridge (66) MA, LLD(hc)
Appointed to the board – 1999

M Rapp (66) CA(SA)
Appointed to the board – 1976

A Romanis (62) CA*#
Appointed to the board – 1993

C B Strauss (66) BA, MS, PhD, DEcon(hc), DSc(hc)
Appointed to the board – 1983

* *Member of audit committee*

\# *British*

for the year ended 31 December 2001

The directors accept responsibility for the preparation, integrity and fair presentation of the annual financial statements, the Group annual financial statements and related information included in this annual report. These financial statements have been prepared using appropriate accounting policies, supported by reasonable and prudent judgements and estimates, in conformity, in all material respects, with South African Statements of Generally Accepted Accounting Practice, taking into account the nature of the business and in the manner required by the Long-term Insurance Act, 1998 and the South African Companies Act, 1973. The directors are of the opinion that the financial statements fairly present the financial position of the Company and the Group. The independent auditors are responsible for reporting on these financial statements and were given unrestricted access to all financial records and related data including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors have no reason to believe that all representations made to the independent auditors during the audit are not valid and appropriate. The directors further accept responsibility for the maintenance of accounting records which may be relied upon in the preparation of the financial statements, as well as adequate systems of internal financial control. Internal financial and operating controls are described in the corporate governance review on pages 16 to 31 of the annual report.

Nothing has come to the attention of the directors to indicate that the Group or any company within the Group will not remain a going concern for at least the ensuing financial year.

The Company annual financial statements and the Group annual financial statements which appear on pages 156 to 182 were approved by the board of directors and are signed on its behalf by:

D E Cooper
Chairman

R C Andersen
Executive director

Johannesburg
5 March 2002

To the members of Liberty Holdings Limited

We have audited the Company annual financial statements and Group annual financial statements of Liberty Holdings Limited set out on pages 156 to 182 for the year ended 31 December 2001. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the financial statements fairly present, in all material respects, the financial position of the Company and of the Group at 31 December 2001 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the South African Companies Act, 1973.

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
5 March 2002

In terms of Section 268 g(d) of the Companies Act, 1973, as amended, I certify that the Company has lodged with the Registrar of Companies all such returns as are required by the Companies Act, 1973, as amended, and that all such returns are true, correct and up to date.

J Worwood FCIS
Company secretary

Johannesburg
5 March 2002

Basis of preparation

The accounting policies adopted by the Company and the Group comply, in all material respects, with South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act, 1973 and the Long-term Insurance Act, 1998. The consolidated financial statements are prepared on the historical-cost basis, modified by the revaluation of investment properties, owner-occupied properties and financial instruments to fair value.

These accounting policies are consistent with those applied at 31 December 2000 except for:

- the adoption of the new accounting statement on Events After The Balance Sheet Date (AC 107). In terms of this statement, dividends proposed or declared after the balance sheet date and related secondary tax on companies are not recognised as a liability at the balance sheet date. This change in the recognition of liabilities relating to dividends has been applied retrospectively and comparative figures as well as opening retained profit in respect of 2000 have also been restated. The capital reduction in Liberty Group Limited which was paid on 4 April 2001 has also been accounted for as a first half 2001 transaction in accordance with the new accounting statement;
- the adoption of the revised accounting statement on Employee Benefits (AC 116) in terms of which leave pay provisions have been recognised in respect of past service of employees. This change has been applied retrospectively and comparative figures as well as opening retained profit in respect of 2000 have been restated.

The financial statements of Liberty Holdings incorporate both the continuing operations of its sole subsidiary, Liberty Group Limited, as well as the income attributable to the capital reduction and the 2000 results therefore are not comparable with those of 2001. Details regarding the basis of preparation and disclosures relating to Liberty Group Limited are included on pages 99 to 103 of the financial statements.

In order to reflect the performance of the underlying continuing operations of Liberty Group Limited, headline profit per ordinary share based on the underlying continuing operations of Liberty Group Limited has been calculated for 2000.

The more important accounting policies adopted by the Company and the Group are as follows:

Basis of consolidation

The Group annual financial statements consolidate the financial statements of the Company and its subsidiaries. Subsidiaries are those enterprises in which the Group has the power to govern their financial and operating policies. The results of the subsidiaries are included from the effective dates of acquisition up to the effective dates of disposal. Profits or losses on disposal of subsidiaries are included in the income statement as investment surpluses or deficits attributable to shareholders. All subsidiaries have financial years ending 31 December and are consolidated to that date. The accounting policies for subsidiaries are consistent, in all material respects, with the policies adopted by the Group. Inter-company transactions, balances and unrealised profits are eliminated on consolidation.

Interests in subsidiary companies

In the Company annual financial statements interests in subsidiaries are shown at cost.

Foreign currencies

Transactions and balances

Transactions in foreign currencies are translated into South African Rands at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated into South African Rands at the rates of exchange ruling at the balance sheet date. Any translation differences are included in the income statement, in the year in which the difference occurs, as investment surpluses or deficits and are shown as attributable to shareholders' or policyholders' funds as appropriate.

Foreign operations

Foreign operations are operations of which the activities are an integral part of those of the reporting enterprise. Assets and liabilities of these operations are translated into South African Rands at rates of exchange ruling at the balance sheet date. Income and expenditure of foreign operations are translated into South African Rands at the average rate of exchange during the year. Translation differences arising from the translation of foreign operations are included in the income statement, in the year in which the difference occurs, as investment surpluses or deficits and are shown as attributable to shareholders' or policyholders' funds as appropriate.

Foreign entities

Foreign entities are operations of which the activities are not an integral part of those of the reporting enterprise. Assets and liabilities of these entities are translated into South African Rands at rates of exchange ruling at the balance sheet date. Income and expenditure of foreign entities are translated into South African Rands at the average rate of exchange during the year. Translation differences arising from the translation of foreign entities are taken to revaluation and other reserves. On disposal, such differences are recognised in the income statement as part of the profit or loss on disposal.

Financial instruments

Measurement

Financial instruments are initially measured at cost. All financial instrument purchases and sales are recognised using trade date accounting. Thereafter these financial instruments are measured as set out below:

Marketable securities

Marketable securities include government, municipal and utility stocks, debentures, listed shares, unit trusts and derivatives. Marketable securities are reflected at market value. Market value is calculated by reference to regulated exchange quoted ruling prices (repurchase prices for unit trusts) at the close of business on the last trading day on or before the balance sheet date. "Over the counter" options are valued at fair value using appropriate models.

Other investments

Other investments, which include mortgages, loans, deposits, money market securities and unlisted shares, are valued at fair value using appropriate models.

Convertible bonds

Convertible bonds are valued at original transaction value net of amortised bond issue expenses. The expenses incurred are amortised over the period of the bonds. The fair value of the liability component, at initial recognition, is calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity component, is included in shareholders' equity in revaluation and other reserves.

Gains and losses

Gains and losses arising from a change in the value or on disposal of financial instruments are included in the income statement as investment surpluses or deficits and are shown as attributable to shareholders' or policyholders' funds as appropriate.

Investment properties and owner-occupied properties

Investment properties are held to earn rentals and for capital appreciation, whereas owner-occupied properties are held for use in the supply of services or for administrative purposes and for capital appreciation for the benefit of policyholders.

Measurement

Completed properties are reflected at a valuation based on open-market fair value which is determined annually by independent professional valuators and is not subject to depreciation. Properties under development are reflected at cost. For owner-occupied properties, depreciation is eliminated against the gross carrying amount of the assets.

Gains and losses

Unrealised surpluses or deficits arising on the valuation of properties and realised surpluses or deficits on disposal of properties are included in the income statement as investment surpluses or deficits and are shown as attributable to shareholders' or policyholders' funds as appropriate.

Goodwill

Goodwill represents the excess of the purchase consideration of an acquisition over the fair value attributable to the net identifiable assets at the date of acquisition. Goodwill on acquisitions that occurred prior to 1 January 2000 was written off in full against shareholders' funds in the year acquired. Goodwill on acquisitions occurring after 31 December 1999 is capitalised and amortised in the income statement on a straight line basis over the lesser of its estimated useful life or twenty years. Goodwill amortisation periods are analysed in note 6 on the financial statements. Goodwill is carried in the balance sheet at cost less any accumulated amortisation and accumulated impairment losses.

Intangible assets

Computer software development costs

Generally, costs associated with developing computer software programs are recognised as an expense as incurred. However, costs that are clearly associated with an identifiable system which will be controlled by the Group and has a probable benefit exceeding the cost beyond one year, are recognised as an asset. Computer software development costs recognised as assets are amortised in the income statement on the straight line basis at rates appropriate to the expected useful lives of the assets, not exceeding five years, and are carried in the balance sheet at cost less any accumulated amortisation and accumulated impairment losses.

Office furniture, computer equipment and other tangible assets

Office furniture, computer equipment and other tangible assets are stated at cost less accumulated depreciation. Depreciation is calculated on the straight line basis at rates appropriate to the expected useful lives of the assets, not exceeding ten years in respect of office furniture and five years in respect of computer equipment. Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income. Profits and losses on disposals of assets are included within management expenses in the income statement.

Impairment of assets

The carrying value of assets is reviewed regularly to assess whether there is any indication of impairment. An impairment loss is recognised in the income statement whenever the recoverable amount of an asset is less than its carrying amount.

Scrip lending

Marketable securities under scrip lending arrangements are reflected on the balance sheets of the Company and the Group. Scrip lending arrangements are entered into only with appropriately accredited institutions. Scrip lending fees received are included in the income statements as investment income. Fees are allocated between shareholders and policyholders based upon ownership of the underlying marketable securities.

Life funds

The Group's liabilities under unmatured policies are calculated annually at the balance sheet date by the Group's statutory actuary in accordance with prevailing legislation and Generally Accepted Actuarial Standards. The transfers to life funds reflected in the income statements represent the increase or decrease in actuarial liabilities, including provisions for policyholders' bonuses, net adjustments to policyholders' bonus stabilisation reserves, and net adjustments to margins held within the life funds. The life funds include deferred tax on unrealised capital gains in respect of policyholder investments. Deferred tax liabilities are not discounted.

Retirement benefits

Retirement funds

The Group operates a funded defined benefit pension scheme as well as defined contribution pension and provident schemes. With effect from 1 March 2001 the majority of employees accepted an offer to convert their retirement plans from defined benefit to defined contribution. Employees joining after 1 March 2001 automatically become members of the defined contribution schemes.

The defined benefit pension scheme, now closed to new employees from 1 March 2001, is governed by the Pension Funds Act, 1956 and employer companies contribute the total cost of benefits provided taking account of the recommendation of the actuaries. Statutory actuarial valuations are required every three years. Interim valuations are also performed annually at the balance sheet date. The Group's current service costs to the defined benefit plan are recognised as expenses in the current year. Past service costs, experience adjustments and the effect of changes in actuarial assumptions are recognised as expenses or income in the current year to the extent that they relate to retired employees. For active employees, these items are recognised as expenses or income systematically over the expected remaining service period of employees.

The defined contribution schemes are funded by the employer companies and employees. The Group's contributions are charged to the income statement when incurred.

Medical fund

The Group operates a post-retirement medical aid scheme. Medical aid costs are included in the income statement as management expenses in the period during which the employees render services to the Group. For past service of employees who joined the Group prior to 1 July 1998, the Group recognises and provides for the actuarially determined present value of post-retirement medical aid employer contributions on an accrual basis.

Deferred tax

Provision is made for deferred tax attributable to temporary differences in the accounting and tax treatment of items in the financial statements. A deferred tax liability is recognised for all taxable temporary differences, at current rates of tax, except differences relating to goodwill not deductible for tax purposes, initial recognition of assets and liabilities which affect neither accounting nor taxable profits or losses and investments in subsidiaries where the Group controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future. A deferred tax asset is recognised for the carry forward of unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which they can be utilised.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation, of uncertain timing or amount, as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. When the effect of discounting is material, provisions, except for deferred tax, are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Premium income

Premiums, other than in respect of the Lifestyle series of policies and group schemes, are recognised in the income statement when due. Premiums receivable in respect of group schemes are recognised when there is reasonable assurance of collection in terms of the policy contract. Premiums in respect of the Lifestyle series of policies are recognised in the income statement on a receipts basis. Premium income is shown net of reinsurance.

Investment income

Investment income for the Group comprises income from financial services activities, net rental income from properties, interest and dividends.

Dividends are recognised when the right to receive payment is established. Interest and other investment income is accounted for on an accrual basis. Net rental income comprises rental income net of property expenses. Rental income in respect of Group owner-occupied properties is eliminated on consolidation.

Claims and policyholder benefits

Provision is made in the life funds for the estimated cost of claims outstanding at the end of the year, including those incurred but not reported at that date. Outstanding claims and benefit payments are stated net of reinsurance.

Commissions

Commissions, comprising commissions on new insurance policies and renewal commissions, as well as expenses related thereto including bonuses payable, and the Company's contribution to agents' pension and medical aid funds, are shown net of reinsurance commission received. Commissions relating to unearned premiums are deferred and accounted for in the same period in which those premiums are accounted for.

New business costs

New business costs are recognised in the income statement when incurred and their recovery is provided for in the calculation of actuarial liabilities in accordance with Generally Accepted Actuarial Standards.

Leases

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease. When an operating lease is terminated, any payment required by the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with bankers but do not include deposits and money market securities held for investment.

Comparatives

Where necessary, comparative figures are restated to conform to changes in presentation in the current year.

at 31 December 2001

	Notes	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
Assets					
Investments		**85 617,5**	71 563,8	**1 838,8**	3 625,9
Investment properties	1	**8 561,8**	8 124,4		
Owner-occupied properties	2	**633,4**	646,8		
Marketable securities	3	**67 795,7**	54 429,2		
Interests in subsidiary company	4			**1 838,8**	3 625,9
Other investments	5	**8 626,6**	8 363,4		
Goodwill	6	**112,9**	123,3		
Intangible assets	7	**69,9**	57,5		
Office furniture, computer equipment and other tangible assets	8	**371,9**	310,3		
Deferred tax	9	**–**	63,3		
Current assets		**3 230,1**	3 848,2	**8,7**	9,3
Net outstanding premiums, accrued investment income and other debtors		**2 317,1**	2 423,9	**–**	0,4
Amounts due by Group companies				**7,8**	8,9
Balances with bankers		**913,0**	1 424,3	**0,9**	–
Total assets		**89 402,3**	75 966,4	**1 847,5**	3 635,2
Capital, reserves and liabilities					
Shareholders' funds		**4 562,5**	5 274,3	**1 838,7**	3 628,8
Share capital and share premium	10	**956,7**	956,7	**956,7**	956,7
Revaluation and other reserves		**1 669,4**	2 816,0	**388,4**	2 175,6
Retained profit		**1 936,4**	1 501,6	**493,6**	496,5
Minority interests		**3 784,2**	4 345,3		
Life funds	11	**75 918,4**	62 137,6		
Actuarial liabilities	11	**75 561,8**	62 137,6		
Deferred capital gains tax	11	**356,6**			
Convertible bonds	12	**2 874,2**	1 827,3		
Retirement benefit obligation	13	**135,4**	114,4		
Deferred tax	9	**118,5**	–		
Current liabilities		**2 009,1**	2 267,5	**8,8**	6,4
Outstanding claims, policyholders' benefits and other creditors		**1 591,7**	1 758,9	**8,0**	5,6
Tax		**416,6**	507,8	**–**	–
Shareholders for dividends		**0,8**	0,8	**0,8**	0,8
Total capital, reserves and liabilities		**89 402,3**	75 966,4	**1 847,5**	3 635,2

for the year ended 31 December 2001

	Notes	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
Life fund operating surplus from life insurance subsidiary	15	**1 319,7**	1 152,5		
Revenue earnings attributable to shareholders' funds		**262,2**	387,8	**183,6**	395,8
Operating income from financial services operations	16	**591,6**	441,5		
Dividend, interest and rental income attributable to shareholders' funds	16	**311,0**	516,9	**192,4**	406,6
Management expenses	17	**(527,7)**	(377,3)	**(8,7)**	(10,1)
Tax	18	**(112,7)**	(193,3)	**(0,1)**	(0,7)
Preference dividend in subsidiary		**(42,9)**	(40,1)		
Minority interests in headline profit		**(700,4)**	(683,2)		
Total headline profit		**838,6**	817,0	**183,6**	395,8
Goodwill amortisation	6	**(8,6)**	(3,5)		
Investment surpluses/(deficits)		**602,7**	(428,7)		
Investment surpluses/(deficits) attributable to shareholders in life insurance subsidiary		**1 102,3**	(782,1)		
Less minority interests		**(499,6)**	353,4		
Capital gains tax attributable to shareholders' investment surpluses/(deficits)	18	**(78,2)**			
Secondary tax on companies relating to capital reduction	18	**(202,7)**		**(75,1)**	
Total consolidated profit		**1 151,8**	384,8	**108,5**	395,8
Dividends on preference shares		**(1,7)**	(1,7)	**(1,7)**	(1,7)
Total consolidated profit attributable to ordinary shareholders		**1 150,1**	383,1	**106,8**	394,1
Headline profit after preference dividends per ordinary share (cents)		**1 698,0**	1 655,3		
Total consolidated profit per ordinary share attributable to shareholders (cents)		**2 333,5**	777,8		
Weighted average number of shares in issue (000's)		**49 286**	49 253		
Headline profit after preference dividend based on underlying continuing operations (Rm)		**810,9**	706,9		
Headline profit after preference dividend per share based on underlying continuing operations (cents)		**1 645,2**	1 435,3		

Statement of changes in Group shareholders' funds

for the year ended 31 December 2001

	Share capital Rm	Share premium Rm	Revaluation and other reserves Rm	Retained profit Rm	Total Rm
Shareholders' funds at 1 January 2000 as previously published	13,8	937,9	3 199,8	875,2	**5 026,7**
Changes in accounting policies					
1999 final dividend No. 61 of 410 cents – LDR 31 March 2000				201,8	**201,8**
Secondary tax on companies relating to the 1999 final dividend of the life insurance subsidiary				19,2	**19,2**
Provision for leave pay net of deferred tax				(17,9)	**(17,9)**
Shareholders' funds restated at 1 January 2000	13,8	937,9	3 199,8	1 078,3	**5 229,8**
Total consolidated profit restated for changes in accounting policies				384,8	**384,8**
Total consolidated profit as previously reported				196,7	**196,7**
Changes in accounting policies					
Secondary tax on companies relating to the capital reduction of the life insurance subsidiary and final dividend				205,6	**205,6**
Secondary tax on companies relating to the 1999 final dividend of the life insurance subsidiary				(19,2)	**(19,2)**
Provision for leave pay net of deferred tax				1,7	**1,7**
Investment surpluses on shareholders' investments reflected directly in reserves			37,6		**37,6**
Investment deficits attributable to shareholders' funds			(428,7)	428,7	**–**
Transfer of revaluation and other reserves			(2,9)	2,9	**–**
Preference dividend				(1,7)	**(1,7)**
Ordinary dividends				(391,4)	**(391,4)**
1999 final dividend No. 61 of 410 cents – LDR 31 March 2000				(201,8)	**(201,8)**
2000 interim dividend No. 62 of 385 cents – LDR 1 September 2000				(189,6)	**(189,6)**
Translation difference relating to equity component of the convertible bonds (refer to note 12)			10,2		**10,2**
Subscriptions for shares (refer to note 10)		5,0			**5,0**
Shareholders' funds restated at 31 December 2000	13,8	942,9	2 816,0	1 501,6	**5 274,3**

for the year ended 31 December 2001

	Share capital Rm	Share premium Rm	Revaluation and other reserves Rm	Retained profit Rm	Total Rm
Shareholders' funds restated at 31 December 2000	13,8	942,9	2 816,0	1 501,6	**5 274,3**
Shareholders' funds as previously published	13,8	942,9	1 031,8	1 390,1	**3 378,6**
Changes in accounting policies					
2000 final dividend			1 706,3		**1 706,3**
Secondary tax on companies relating to the capital reduction of the life insurance subsidiary and final dividend			77,9	127,7	**205,6**
Provision for leave pay net of deferred tax				(16,2)	**(16,2)**
Total consolidated profit				1 151,8	**1 151,8**
Investment surpluses on shareholders' investments reflected directly in reserves			5,5		**5,5**
Investment surpluses attributable to shareholders' funds			602,7	(602,7)	**–**
Preference dividend				(1,7)	**(1,7)**
Ordinary dividends			(1 706,3)	(190,7)	**(1 897,0)**
2000 final dividend No. 63 of 3 462 cents – LDR 30 March 2001			(1 706,3)		**(1 706,3)**
2001 interim dividend No. 64 of 387 cents – LDR 24 August 2001				(190,7)	**(190,7)**
Secondary tax on companies relating to capital reduction and final dividend			(75,1)	75,1	**–**
Transfer of revaluation and other reserves			(3,0)	3,0	**–**
Translation difference relating to equity component of the convertible bonds (refer to note 12)			29,6		**29,6**
Shareholders' funds at 31 December 2001	**13,8**	**942,9**	**1 669,4**	**1 936,4**	**4 562,5**

Refer to note 4 for the treatment by Liberty Holdings Limited of the capital reduction by Liberty Group Limited.

for the year ended 31 December 2001

	Analysis	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
Cash flow from operating activities		**(783,1)**	3 905,2	**(1 787,3)**	3,0
Cash generated by/(utilised in) operations	i	**346,1**	2 255,5	**(5,8)**	(9,7)
Returns on investments and servicing of finance		**3 461,6**	2 710,7	**192,4**	406,6
Dividends paid	ii	**(3 569,2)**	(726,1)	**(1 898,7)**	(393,2)
Tax paid	iii	**(1 021,6)**	(334,9)	**(75,2)**	(0,7)
Net (purchase)/disposal of investments		**(25,2)**	(3 292,1)	**1 787,1**	(8,1)
Investment properties		**41,7**	(158,2)		
Marketable securities		**(465,4)**	(2 079,9)		
Interests in subsidiary companies				**–**	(8,1)
Other investments		**398,5**	(1 054,0)		
Capital reduction by subsidiary				**1 787,1**	
Cash flow from financing activities		**27,4**	65,3	**1,1**	5,0
Proceeds on issue of shares to minorities		**27,4**	65,3	**–**	5,0
Repayments by group companies				**1,1**	–
Net (decrease)/increase in cash and cash equivalents		**(780,9)**	678,4	**0,9**	(0,1)
Cash and cash equivalents at beginning of year		**1 424,3**	733,9		0,1
Cash balances from subsidiary acquired			9,5		
Translation differences on cash balances		**269,6**	2,5		
Cash and cash equivalents at end of year		**913,0**	1 424,3	**0,9**	–

for the year ended 31 December 2001

	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
Analysis of cash flow				
i. Cash generated by/(utilised in) operations				
Profit attributable to shareholders of Liberty Holdings Limited	**1 151,8**	384,8	**108,5**	395,8
Adjustment for:				
Life fund transfers	**13 424,2**	6 073,0		
Dividends received	**(1 173,6)**	(991,3)	**(190,6)**	(406,6)
Interest received	**(2 266,0)**	(2 065,5)	**(1,8)**	–
Interest paid	**213,0**	146,1	**–**	–
Tax	**1 468,8**	492,2	**75,2**	0,7
	12 818,2	4 039,3	**(8,7)**	(10,1)
Adjustment for non-cash items:				
Amortisation on intangible assets	**29,6**	10,6		
Depreciation on tangible assets	**113,7**	91,9		
Depreciation on appurtenances	**30,6**	27,0		
Impairment losses	**12,0**	9,4		
Amortisation on goodwill	**8,6**	3,5		
Loss on disposal of tangible assets	**0,5**	4,4		
Amortisation of bond issue costs	**8,0**	6,4		
Amortisation of fixed interest securities and translation differences	**(203,0)**	(57,7)		
Investment (surpluses)/deficits attributable to shareholders	**(602,7)**	428,7		
Investment surpluses attributable to life funds	**(11 841,2)**	(3 353,5)		
Income attributable to minority shareholders in subsidiaries	**573,3**	723,3		
	947,6	1 933,3	**(8,7)**	(10,1)
Working capital changes:	**(601,5)**	322,2	**2,9**	0,4
Net outstanding premiums and other debtors	**(147,7)**	903,9	**0,5**	0,1
Outstanding claims, policyholders' benefits and other creditors	**(225,0)**	(402,4)	**2,4**	0,3
Fixed assets and intangible assets	**(228,8)**	(179,3)		
	346,1	2 255,5	**(5,8)**	(9,7)
ii. Dividends paid				
Dividends payable at beginning of year	**(0,8)**	(0,9)	**(0,8)**	(0,9)
Dividends as per statement of changes in shareholders' funds	**(1 898,7)**	(393,1)	**(1 898,7)**	(393,1)
Dividends paid to minority shareholders in subsidiaries	**(1 670,5)**	(332,9)		
Dividends payable at end of year	**0,8**	0,8	**0,8**	0,8
	(3 569,2)	(726,1)	**(1 898,7)**	(393,2)
iii. Tax paid				
Net tax liability at beginning of year	**(444,5)**	(287,2)	**–**	–
Tax as per income statement	**(1 468,8)**	(492,2)	**(75,2)**	(0,7)
Capital gains tax included in life fund	**356,6**			
Net tax liability at end of year	**535,1**	444,5	**–**	–
	(1 021,6)	(334,9)	**(75,2)**	(0,7)

for the year ended 31 December 2001

	Group 2001 Rm	2000 Rm
1. Investment properties		
Details of property investments are recorded in registers which may be inspected by members or their duly authorised agents, at the Company's registered office.		
Completed properties		
Open-market value at beginning of year	**8 123,9**	7 017,2
Additions	**95,6**	191,2
Acquisitions	**–**	162,6
Capitalised subsequent expenditure	**95,6**	28,6
Disposals	**(141,7)**	(153,1)
Revaluations	**478,9**	704,0
Transfers from properties under development	**0,1**	364,6
Open-market value at end of year	**8 556,8**	8 123,9
Properties under development		
Cost at beginning of year	**0,5**	257,4
Additions – Capitalised subsequent expenditure	**4,6**	107,7
Transfers to completed properties	**(0,1)**	(364,6)
Cost at end of year	**5,0**	0,5
Total investment properties	**8 561,8**	8 124,4
At the end of the year investment properties comprised the following property types:		
Office buildings	**1 570,1**	1 636,8
Shopping malls	**5 804,0**	5 311,4
Hotels	**939,8**	933,1
Other	**247,9**	243,1
Total investment properties	**8 561,8**	8 124,4

for the year ended 31 December 2001

	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
2. Owner-occupied properties				
Open-market value at beginning of year	**646,8**	601,0		
Additions	**–**	5,7		
Revaluations	**(13,4)**	40,1		
Open-market value at end of year	**633,4**	646,8		
Carrying amount that would have been included in the financial statements had owner-occupied properties been carried at cost less depreciation	**157,1**	158,2		
3. Marketable securities				
Marketable securities comprise:				
Government, municipal and utility stocks	**9 502,6**	10 349,3		
Debentures	**2 840,5**	2 376,5		
Listed shares	**43 046,3**	32 812,7		
Unit trusts	**12 406,3**	8 890,7		
Total marketable securities	**67 795,7**	54 429,2		
Maturity profile of government, municipal and utility stocks and debentures:				
Due in one year or less	**255,8**	9,3		
Due after one year through five years	**3 171,7**	6 568,4		
Due after five years through ten years	**2 996,1**	4 357,2		
Due after ten years	**5 919,5**	1 790,9		
	12 343,1	12 725,8		

Due to the long-term nature of the Group's business, marketable securities are generally held to maturity. Investment portfolios are, however, aligned on an ongoing basis with required risk profiles.

The aggregate redemption values of government, municipal and utility stocks, debentures, mortgages and loans are in excess of their book values. Details of listed and unlisted investments are recorded in registers which may be inspected by members or their duly authorised agents at the Company's registered office.

	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
4. Interests in subsidiary company				
148 928 570 (2000: 149 728 570) ordinary shares at cost, representing 54,82% (2000: 55,41%) of the total issued share capital of Liberty Group Limited at beginning of year			**3 625,9**	3 645,4
Disposed during the year – 800 000 shares				(19,5)
Write down of investment in subsidiary company following capital reduction			**(1 787,1)**	
148 928 570 ordinary shares at cost representing 54,67% of the total issued share capital of Liberty Group Limited at end of year			**1 838,8**	3 625,9

The interest of the Company for the year in the aggregate taxed profits of its subsidiary was R1 233,9 million (2000: R396,6 million).

for the year ended 31 December 2001

	Group 2001 Rm	Group 2000 Rm
5. Other investments		
Other investments comprise:		
Unlisted equities	**1 097,8**	1 022,3
Mortgages and loans	**1 825,5**	1 620,2
Deposits and money market securities	**5 703,3**	5 720,9
Total other investments	**8 626,6**	8 363,4

Due to the long-term nature of the Group's business, other investments are generally held to maturity. Investment portfolios are, however, aligned on an ongoing basis with required risk profiles.

	Group 2001 Rm	Group 2000 Rm
6. Goodwill		
Cost at beginning of year	**129,8**	–
Acquisitions	**5,4**	129,8
Cost at end of year	**135,2**	129,8
Accumulated amortisation at beginning of year	**(6,5)**	–
Amortisation	**(15,8)**	(6,5)
Goodwill amortisation per the income statement	**(8,6)**	(3,5)
Attributable to minority interests	**(7,2)**	(3,0)
Accumulated amortisation at end of year	**(22,3)**	(6,5)
Net carrying amount at end of year	**112,9**	123,3

Goodwill comprises:	**Goodwill paid**	**Amortisation period**	**Goodwill net of amortisation**
Liberty Ermitage Jersey Limited	119,3	10 years	104,4
Liberty Specialised Investments (Proprietary) Limited	10,5	3 years	3,5
Simeka Financial Services (Proprietary) Limited	5,4	10 years	5,0
	135,2		112,9

	Group 2001 Rm	Group 2000 Rm
7. Intangible assets		
Computer software – internally generated		
Cost at beginning of year	**80,8**	10,2
Additions	**54,4**	70,6
Disposals	**(0,4)**	–
Cost at end of year	**134,8**	80,8
Accumulated amortisation at beginning of year	**(23,3)**	(3,3)
Amortisation	**(29,6)**	(10,6)
Impairment losses recognised	**(12,0)**	(9,4)
Accumulated amortisation at end of year	**(64,9)**	(23,3)
Net carrying amount at end of year	**69,9**	57,5

for the year ended 31 December 2001

	Group 2001 Rm	Group 2000 Rm
8. Office furniture, computer equipment and other tangible assets		
Cost at beginning of year	**778,7**	734,5
Additions	**187,6**	135,1
Disposals	**(37,3)**	(90,9)
Currency revaluation	**10,1**	–
Cost at end of year	**939,1**	778,7
Accumulated depreciation at beginning of year	**(468,4)**	(425,4)
Depreciation (net of disposals)	**(90,5)**	(43,0)
Currency revaluation	**(8,3)**	–
Accumulated depreciation at end of year	**(567,2)**	(468,4)
Net carrying amount at end of year	**371,9**	310,3

Computer equipment and office furniture represent 89% (2000: 91%) of the total net book value.

	Normal tax 2001 Rm	Normal tax 2000 Rm	Capital gains tax 2001 Rm	Capital gains tax 2000 Rm	Total 2001 Rm	Total 2000 Rm
9. Deferred tax						
Group						
Asset/(liability) at beginning of year	**63,3**	(192,8)	**–**		**63,3**	(192,8)
Net temporary differences	**(68,8)**	256,1	**(113,0)**		**(181,8)**	256,1
(Liability)/asset at end of year	**(5,5)**	63,3	**(113,0)**		**(118,5)**	63,3
Deferred tax comprises:						
Deferred tax liabilities	**(13,8)**	(32,7)	**(469,6)**		**(483,4)**	(32,7)
Net prepaid commission accruals	**(13,8)**	(32,7)			**(13,8)**	(32,7)
Unrealised gains on shareholders' investments			**(113,0)**		**(113,0)**	
Unrealised gains on policyholders' investments			**(356,6)**		**(356,6)**	
Deferred tax liability included in the life funds			**356,6**		**356,6**	
Deferred tax assets	**8,3**	96,0			**8,3**	96,0
Assessable losses	**5,3**	93,8			**5,3**	93,8
Leave pay provisions	**3,0**	2,2			**3,0**	2,2
(Liability)/asset at end of year	**(5,5)**	63,3	**(113,0)**		**(118,5)**	63,3

No provision for deferred capital gains tax has been made, for the investment in the subsidiary, as the Company controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future.

for the year ended 31 December 2001

	Company 2001 Rm	Company 2000 Rm
10. Share capital and share premium		
Share capital		
Authorised share capital		
75 000 000 ordinary shares of 25 cents each	**18,8**	18,8
15 000 000 cumulative preference shares of 10 cents each	**1,5**	1,5
30 000 000 redeemable cumulative preference shares of 10 cents each	**3,0**	3,0
6 000 000 convertible redeemable cumulative preference shares of 25 cents each	**1,5**	1,5
	24,8	24,8
Unissued shares under the control of the directors		
25 137 898 ordinary shares of 25 cents each	**6,3**	6,3
30 000 000 redeemable cumulative preference shares of 10 cents each	**3,0**	3,0
6 000 000 convertible redeemable cumulative preference shares of 25 cents each	**1,5**	1,5
Unissued shares reserved		
For the purpose of the Senior Executive Share Option Scheme (1988)		
575 627 ordinary shares of 25 cents each	**0,2**	0,2
	11,0	11,0
Issued share capital		
49 286 475 ordinary shares of 25 cents each	**12,3**	12,3
15 000 000 cumulative preference shares of 10 cents each	**1,5**	1,5
	13,8	13,8
Share premium		
Balance at beginning of year	**942,9**	937,9
Nil (2000: 46 407) ordinary shares issued at an average premium of R nil (2000: R108,35) per share in terms of the Senior Executive Share Option Scheme (1988)	**–**	5,0
Balance at end of year	**942,9**	942,9
Total issued share capital and share premium	**956,7**	956,7

The 15 000 000 cumulative preference shares are not redeemable and carry dividends at the rate of 11 cents per share per annum. The preference shares confer the right, on a winding up of the Company, to receive a return of R1 per share together with any arrears in preference dividends in priority to any payment in respect of any other class of share in the capital of the Company then issued.

	Company 2001 Number of shares	Company 2000 Number of shares
Interests of directors, including their families, in share capital		
Direct interests		
Beneficial (ordinary shares of 25 cents each)		
R C Andersen	**760**	760
D D B Band	**3 180**	3 180
C B Strauss	**108**	108
	4 048	4 048
Non-beneficial (ordinary shares of 25 cents each)		
W S MacFarlane	**–**	3 000

for the year ended 31 December 2001

10. Share capital and share premium (continued)

Interests of directors, including their families, in share capital (continued)

Indirect interests

By virtue of either directorships in or material shareholdings held directly or indirectly by Standard Bank Investment Corporation Limited 100% (2000: 100%), in the issued ordinary share capital of Liblife Controlling Corporation (Proprietary) Limited and by virtue of Liblife Controlling Corporation (Proprietary) Limited owning 54,7% (2000: 54,7%) of the issued ordinary share capital of Liberty Holdings Limited, Messrs R C Andersen, D E Cooper, D D B Band, D A Hawton, J H Maree, M Rapp, A Romanis and Dr C B Strauss, all being directors of the Company and Liblife Controlling Corporation (Proprietary) Limited and/or Standard Bank Investment Corporation Limited, had in aggregate an indirect beneficial and non-beneficial interest in 26 963 700 (2000: 26 963 700) ordinary shares in Liberty Holdings Limited at 31 December 2001.

Shares under option

The Company operates the Liberty Holdings Senior Executive Share Option Scheme (1988). Options are granted to permanent employees at the discretion of the directors in terms of which shares in Liberty Holdings Limited may be acquired at prices prevailing at the dates of grant of the options. Delivery of the shares so acquired is effected at future dates, which are determined at the time of granting the options. Shares acquired through the incentive scheme have to be paid for by the employees at the subscription prices as determined in the option contracts. The Company does not provide any assistance to the employees in order to purchase such shares. Shares under option, which have not yet been delivered to participants, carry no rights accruing to option holders.

Movements in shares under option in terms of the Liberty Holdings Senior Executive Share Option Scheme (1988):

Date granted	Price payable per share	Expiry date	Shares under option at beginning of year	Options granted during year	Shares under option at end of year	Options exercised at end of year	Directors' options outstanding at end of year
1 June 1994	R64,62	31 March 2002	5 000		**5 000**	**5 000**	
5 July 1995	R84,62	31 March 2002	1 250		**1 250**	**1 250**	
11 September 1998	R61,62	31 March 2006	12 500		**12 500**	**12 500**	
2 August 1999	R88,62	31 March 2006	13 027		**13 027**	**13 027**	**6 723**
28 September 1999	R96,85	31 March 2006	49 085		**49 085**	**49 085**	**35 010**
3 April 2001	R135,00	31 March 2006		18 060	**18 060**	**18 060**	**9 321**
			80 862	18 060	**98 922**	**98 922**	**51 054**
Market value of shares under option (Rm)			14,6		**15,3**		

The subscription prices for options granted in previous years were adjusted for unbundlings by the Liberty Group of its investments in Liberty International PLC and Standard Bank Investment Corporation Limited by R63,90 and R71,33, respectively, and for the Liberty Group Limited capital reduction by R30,15.

Executive directors' interests in shares under option

Director	Date granted	Average price payable per share	Expiry date	Shares under option at beginning of year	Options granted during year	Shares under option at end of year
R C Andersen						
Prior years		R95,52	31 March 2006	41 733		41 733
2001	3 April 2001	R135,00	31 March 2006		9 321	9 321
				41 733	**9 321**	**51 054**

for the year ended 31 December 2001

10. Share capital and share premium (continued)

Ordinary share analysis

	Price per share at 31 December (cents)	High for year (cents)	Low for year (cents)	Holdings	Number of share-holders	%	Number of shares	% of issued shares
1999 (1)	19 040	19 040	9 600	1 – 5 000	3 652	99,2	433 075	0,9
2000	18 000	21 500	13 500	5 001 – 10 000	12	0,3	76 001	0,1
2001	15 500	16 500 (2)	12 600 (2)	10 001 – 50 000	10	0,3	194 894	0,4
				50 001 – 100 000	4	0,1	234 199	0,5
				100 001 – and over	3	0,1	48 348 306	98,1
					3 681	100,0	49 286 475	100,0

(1) Calculated excluding interests in Liberty International PLC and Standard Bank Investment Corporation Limited which were unbundled during 1999.
(2) Pre 31 March 2001 prices adjusted for Liberty Group Limited's 4 April 2001 capital reduction.

Volume of shares traded (000's) 15 166 (2000: 5 580)
Volume traded to weighted average number of shares in issue 30,8% (2000: 11,3%)

Analysis of holdings	Number of share-holders	%	Number of shares	% of issued shares
Liblife Controlling Corporation (Proprietary) Limited	1	–	26 963 700	54,7
Directors*	15	0,4	57 366	0,1
Public	3 665	99,6	22 265 409	45,2
South African	3 582	97,3	22 252 550	45,2
Foreign	83	2,3	12 859	–
	3 681	100,0	49 286 475	100,0

**Holdings of directors of the company as well as directors of any subsidiaries of the company.*

	Group 2001 Rm	Group 2000 Rm
11. Life funds		
Actuarial liabilities	**75 561,8**	62 137,6
Balance at beginning of year	**62 137,6**	56 183,6
Transfers from income statement	**13 424,2**	6 073,0
Other transfers		(119,0)
Deferred capital gains tax (1)	**356,6**	
Balance at end of year	**75 918,4**	62 137,6

(1) See notes 9 and 18.

	Group 2001 Rm	Group 2000 Rm
12. Convertible bonds		
6,5% Liblife International B.V. 2004		
Nominal value (US$251,6 million (2000: US$258,6 million))	**3 052,7**	1 963,8
Unamortised bond issue costs	**(25,9)**	(23,1)
Bonds acquired for cancellation not yet cancelled		(15,2)
Total convertible bonds	**3 026,8**	1 925,5
Liability component	**2 874,2**	1 827,3
Equity component	**152,6**	98,2
Total convertible bonds	**3 026,8**	1 925,5

Convertible bonds comprise:

US$251,6 million (R3,0 billion) (2000: US$258,6 million (R1,9 billion)) 6,5% convertible bonds issued by Liblife International B.V. in July 1994. The bonds are convertible by the holders into ordinary shares of Liberty Group Limited on the basis of 484 (2000: 403) shares for every US$5 000 of bonds, which is equivalent to US$10,33 (2000: US$12,41) per Liberty Group Limited ordinary share. Unless previously purchased and cancelled, or converted, the bonds will be redeemed on 30 September 2004.

Convertible bonds with a nominal value of US$2 million were purchased by Liblife (Jersey) Limited in December 2000 and a further US$5 million in January 2001. These bonds were cancelled in January and February 2001 respectively.

for the year ended 31 December 2001

	Group			
	Defined benefit pension fund[1]		Post-retirement medical aid	
	2001 Rm	2000 Rm	**2001 Rm**	2000 Rm
13. Retirement benefit obligation				
In the opinion of the pension fund valuator, after the most recent statutory actuarial valuation as at 1 January 2000, the defined benefit plan was financially sound.				
Change in defined benefit funded obligation:				
Present value of funded obligation at beginning of year	**833,9**	705,2		
Adjustments		7,4		
Service cost benefits earned during the year	**8,2**	43,5		
Interest cost on projected benefit obligation	**62,0**	100,0		
Actuarial loss	**2,6**	18,7		
Benefits paid	**(6,1)**	(40,9)		
Transfer to defined contribution provident fund	**(495,0)**			
Present value of funded obligation at end of year	**405,6**	833,9		
Change in plan assets:				
Fair value of plan assets at beginning of year	**1 044,1**	825,9		
Adjustments		7,4		
Actual return on plan assets	**241,6**	99,3		
Actuarial profit	**68,4**	108,9		
Employer contribution	**16,8**	43,5		
Benefits paid	**(6,1)**	(40,9)		
Transfer to defined contribution provident fund	**(618,7)**			
Fair value of plan assets at end of year	**746,1**	1 044,1		
Fund excess	**340,5**	210,2		
Excess not recognised[2]	**340,5**	210,2		
Change in unfunded obligation:				
Present value of unfunded obligation at beginning of year			**114,4**	99,4
Service cost benefits earned during the year			**8,7**	8,0
Interest cost on projected benefit obligation			**16,2**	13,9
Actuarial profit			**(3,9)**	(6,9)
Present value of unfunded obligation			**135,4**	114,4
Net liability recognised in the balance sheet	**–**	–	**135,4**	114,4

(1) With effect from 1 March 2001 approximately 85% of staff members, representing approximately 70% of the active member liability, accepted an offer to convert their retirement plans from defined benefit to defined contribution.

(2) No asset is recognised in respect of the surplus as the apportionment of the surplus still needs to be approved by the registrar of pension funds in terms of the Pension Fund Second Amendment Act, 39 of 2001.

	2001 Rm	2000 Rm	**2001 Rm**	2000 Rm
Components of the retirement benefit obligation recognised in the income statement				
Service cost	**8,2**	43,5	**8,7**	8,0
Interest cost	**62,0**	100,0	**16,2**	13,9
Expected return on plan assets	**98,7**	152,4		
Net actuarial loss/(profit) recognised in the year	**2,6**	18,7	**(3,9)**	(6,9)
Total included in employee costs	**171,5**	314,6	**21,0**	15,0

for the year ended 31 December 2001

	Group			
	Defined benefit pension fund		**Post-retirement medical aid**	
	2001 Rm	2000 Rm	**2001 Rm**	2000 Rm
13. Retirement benefit obligation (continued)				
The valuation was based on the following principal actuarial assumptions:				
Anticipated after-tax returns on investments	**13%**	13%	**13%**	13%
Discount rate	**13%**	13%	**13%**	13%
Future salary increases (excluding increases on promotion)	**10%**	10%		
Medical cost trend rates			**11%**	11%
Retirement age: – executives	**63**	63	**63**	63
– others	**65**	65	**65**	65
Investments in excess of 5% of plan assets				
BOE Fixed deposit	**–**	100,0		
Anglo American plc	**54,9**	–		
	54,9	100,0		
Investments in employer and holding companies				
Standard Bank Investment Corporation Limited	**23,2**	36,0		
Liberty Holdings Limited	**11,1**	14,3		
	34,3	50,3		

	Property		**Leave pay**		**Incentive scheme**		**Retention bonus**		**Total**	
	2001 Rm	2000 Rm	**2001 Rm**	2000 Rm	**2001 Rm**	2000 Rm	**2001 Rm**	2000 Rm	**2001 Rm**	2000 Rm
14. Provisions										
Group										
At beginning of year	**20,6**	14,3	**32,4**	35,2	**33,8**	0,8	**21,7**	8,0	**108,5**	58,3
Additional provisions	**3,4**	20,6	**48,7**	31,2	**48,8**	37,5	**11,0**	13,7	**111,9**	103,0
Utilised during the year	**(20,6)**	(14,3)	**(45,1)**	(34,0)	**(36,6)**	(4,5)	**(0,5)**	–	**(102,8)**	(52,8)
At end of year	**3,4**	20,6	**36,0**	32,4	**46,0**	33,8	**32,2**	21,7	**117,6**	108,5

Provisions are included in outstanding claims, policyholders' benefits and other creditors.

Property

Provisions raised for capital expenditure on properties under development and completed properties which are undergoing refurbishments.

Leave pay

In terms of the Group policy, employees are entitled to accumulate a maximum of 15 days compulsory leave and 20 days discretionary leave. Compulsory leave has to be taken within 12 months of earning it or forfeited if not taken. Discretionary leave can be sold back to the Company while compulsory leave cannot be sold back to the Company.

Incentive scheme

In terms of the Group policy, selected employees at the discretion of directors receive an incentive bonus in lieu of a 13th cheque. The incentive bonus is related to employee, corporate and business unit performance and is approved by the remuneration committee.

Retention bonus

On 25 April 2000 certain key employees of the Group were granted retention bonuses payable if they remained in service until 31 December 2001. No such retention bonuses were granted in 2001.

for the year ended 31 December 2001

	Group 2001 Rm	Group 2000 Rm
15. Life fund operating surplus from life insurance subsidiary		
Net premium income	**14 122,2**	13 567,3
Dividend, interest and net rental income attributable to life funds[1]	**3 300,3**	2 826,1
Investment surpluses attributable to life funds	**11 841,2**	3 353,5
Claims and policyholders' benefits	**(11 191,6)**	(10 188,8)
Commissions	**(1 229,2)**	(1 028,5)
Management expenses	**(1 193,8)**	(1 005,2)
Tax	**(905,2)**	(298,9)
Life fund transfers	**(13 424,2)**	(6 073,0)
	1 319,7	1 152,5

	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
16. Investment income net of interest paid				
Dividend, interest and net rental income	**3 611,3**	3 343,0	**192,4**	406,6
Attributable to life funds (refer to note 15)	**3 300,3**	2 826,1		
Attributable to shareholders' funds	**311,0**	516,9	**192,4**	406,6
Operating income from financial services operations	**591,6**	441,5		
Investment income net of interest paid	**4 202,9**	3 784,5	**192,4**	406,6
Comprising:				
Income from subsidiaries			**190,6**	406,6
Loss from joint ventures	**(3,0)**	–		
Dividends received	**1 051,2**	846,0		
Listed shares	**999,6**	829,8		
Unlisted shares	**51,6**	16,2		
Income on unit trusts	**244,8**	235,2		
Interest received	**2 143,6**	1 975,6	**1,8**	
Net rental income[1]	**571,2**	572,6		
Rental income	**883,0**	846,6		
Direct operating expenses – let properties	**(266,9)**	(234,9)		
– unlet properties	**(12,4)**	(8,5)		
– owner-occupied properties	**(32,5)**	(30,6)		
Management fees	**409,6**	276,1		
Scrip lending fees	**8,1**	10,6		
Sundry (expense)/income	**(9,6)**	14,5		
Investment income	**4 415,9**	3 930,6		
Interest paid	**(213,0)**	(146,1)		
Investment income net of interest paid	**4 202,9**	3 784,5	**192,4**	406,6

(1) Notional rent relating to owner-occupied properties of R83,6 million (2000: R67,7 million) has been eliminated.

for the year ended 31 December 2001

	Group 2001 Rm	Group 2000 Rm	Company 2001 Rm	Company 2000 Rm
17. Management expenses				
Management expenses include the following:				
Administration fees	**1,3**		**0,3**	
Amortisation – intangible assets	**29,6**	10,6		
Auditors' remuneration	**11,0**	7,6	**–**	0,1
Audit fees – current year	**6,7**	6,4	**–**	0,1
– prior year	**1,3**	0,7		
Other services	**3,0**	0,5		
Consultancy fees	**47,3**	43,3		
Actuarial	**0,2**	1,2		
Other	**47,1**	42,1		
Defined benefit pension fund contributions	**166,3**	277,2		
Defined contribution provident fund contributions	**43,7**	0,5		
Depreciation	**113,7**	91,9		
Furniture and fittings	**12,0**	14,4		
Computer equipment	**85,6**	66,2		
Other	**16,1**	11,3		
Impairment losses	**12,0**	9,4		
Loss on disposal of tangible assets	**0,5**	4,4		
Operating lease charges	**17,4**	7,1		
Other related South African taxes	**187,0**	170,3	**2,8**	0,7
Financial services levy	**5,8**	2,1		
Non-recoverable value added tax	**127,6**	114,1		
Regional services council levies	**21,1**	13,1	**2,8**	0,7
Stamp duty	**32,5**	41,0		

	Company 2001 R'000	Company 2000 R'000
Directors' emoluments		
Non-executive directors		
Fees	**210**	475
Executive directors[1]		
Total emoluments	**8 420**	11 783
Basic salaries	**2 135**	2 761
Bonuses and performance related payments	**2 500**	2 023
Retirement and medical benefits	**524**	6 680
Other incentives and benefits	**261**	319
	5 420	11 783
Retention bonuses	**3 000**	–
Paid by subsidiaries	**(8 630)**	(12 008)
Emoluments paid by the Company	**–**	250
Aggregate months paid	**12**	18
Total emoluments paid by the Company	**–**	250
Total emoluments paid by subsidiaries	**8 630**	12 008
Total directors' emoluments	**8 630**	12 258

No executive directors hold service contracts.

(1) Refer to note 10 for details of share option schemes.

for the year ended 31 December 2001

	Company 2001 R'000	Company 2000 R'000
17. Management expenses (continued)		
Directors' emoluments (continued)		
Fees paid to the chairman – D E Cooper[1]	**–**	250
Fees paid to non-executive directors were as follows:		
D D B Band	**30**	30
D A Hawton	**30**	30
W S MacFarlane	**30**	30
J H Maree[1]	**–**	30
R A Plumbridge	**30**	25
M Rapp	**30**	30
A Romanis	**30**	20
C B Strauss	**30**	30
	210	475

(1) No fees were paid to Messrs. D E Cooper and J H Maree for 2001 as these were replaced by an administration fee paid to Stanbic (refer to note 19).

Executive directors' total emoluments comprise:	Basic salaries R'000	Bonuses and performance related payments[1] R'000	Retirement and medical benefits R'000	Other incentives and benefits R'000	Sub-total R'000	Retention bonuses[2] R'000	Total emoluments R'000
2001							
Paid by subsidiaries							
Current director							
R C Andersen	**2 135**	**2 500**	**524**	**261**	**5 420**	**3 000**	**8 420**
2000							
Paid by subsidiaries							
Current director							
R C Andersen	1 920	2 000	448	214	4 582	–	4 582
Directors retired and resigned during 2000	841	23	6 232	105	7 201	–	7 201
W E Cesman (Retired – 31 March 2000)	251	21	2 804	29	3 105	–	3 105
A Romanis (Retired as an executive director – 31 March 2000)	590	2	3 428	76	4 096	–	4 096
Total paid	2 761	2 023	6 680	319	11 783	–	11 783

(1) Bonus and performance related payments for the 2001 (2000) year payable in 2002 (paid during 2000).

(2) On 25 April 2000 certain key employees of the Group were offered retention bonuses if they remained in service until 31 December 2001 payable in 2002.

for the year ended 31 December 2001

	Group		Company	
	2001	2000	**2001**	2000
	Rm	Rm	**Rm**	Rm
18. Tax				
Tax attributable to life insurance operations (refer to note 15)	**905,2**	298,9		
Normal tax	**358,4**	216,2		
Current capital gains tax	**21,2**			
Deferred capital gains tax	**356,6**			
Retirement fund tax	**169,0**	82,7		
Tax attributable to shareholders' funds	**112,7**	193,3	**0,1**	0,7
Total tax included in headline earnings	**1 017,9**	492,2	**0,1**	0,7
Capital gains tax attributable to shareholders' investment surpluses/(deficits)	**143,0**			
Attributable to Group and Company	**78,2**			
Attributable to minorities	**64,8**			
Secondary tax on companies relating to capital reduction	**307,9**		**75,1**	
Attributable to Group and Company	**202,7**		**75,1**	
Attributable to minorities	**105,2**			
Total tax paid	**1 468,8**	492,2	**75,2**	0,7
Comprising:				
South African normal tax	**437,5**	353,3	**0,1**	0,7
Current year tax	**448,4**	407,5	**0,1**	–
Prior years' tax	**(77,2)**	198,4	**–**	0,7
Deferred tax	**66,3**	(252,6)	**–**	–
South African capital gains tax	**520,8**		**–**	
Current year tax	**68,7**		**–**	
Deferred tax	**452,1**		**–**	
Other related South African taxes	**200,8**	137,2		
Retirement fund tax	**169,0**	82,7		
Secondary tax on companies	**31,8**	54,5		
Foreign tax – current year normal tax	**1,8**	1,7		
Secondary tax on companies relating to capital reduction of subsidiary	**307,9**		**75,1**	
Attributable to Group and Company	**202,7**		**75,1**	
Attributable to minorities	**105,2**			
Total tax paid	**1 468,8**	492,2	**75,2**	0,7

The tax in the holding company is low as its principal source of income is dividends which are not taxable. No provision for deferred capital gains tax has been made, for the investment in the subsidiary, as the Company controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future.

The Group has estimated tax losses of R157,7 million (2000: R116,2 million) which are available for set-off against future taxable income.

for the year ended 31 December 2001

19. Related party transactions

Holding company

Standard Bank Investment Corporation Limited (Stanbic) is the Company's ultimate holding company.

Administration fees

An administration fee amounting to R1,3 million has been paid by the Group to Stanbic for services rendered during 2001.

Asset management fees

Asset management fees were paid by Charter Life Insurance Company Limited (Charter Life) to Standard Corporate Merchant Bank Limited (SCMB) amounting to R1,8 million (2000: R4,2 million).

Banking arrangements

The Group makes use of banking facilities provided by Standard Bank of South Africa Limited (Standard Bank). At 31 December 2001 substantially all of the cash and cash equivalents amounting to R485,2 million (2000: R648,0 million) were held with Standard Bank. In addition, term deposits and other money market securities with Standard Bank amounted to R257,4 million at 31 December 2001 (2000: R597,5 million). These deposits were made in the normal course of business at prevailing market rates.

Bancassurance

Liberty Group Limited (Liberty) and Charter Life have entered into a joint venture agreement with Stanbic for the sale and promotion of insurance products. New business premium income received in respect of this business in 2001 amounted to R1,7 billion (2000: R1,6 billion). In terms of the joint venture agreement Charter Life has paid a preference dividend of R42,9 million (2000: R40,1 million) to Stanbic in the current year in respect of the emergence of embedded value profits on the business.

Forward exchange contracts

All Liberty Ermitage Jersey Limited's (Liberty Ermitage) forward exchange contracts are placed with Standard Bank. At 31 December 2001 these contracts amounted to R363,6 million (2000: R201,5 million). The cover was obtained at an average rate of 1,4450 US dollars (2000: 1,4918 US dollars) to the British pound maturing between 31 January 2002 and 6 August 2002 (2000: on 31 December 2001).

Insurance policies

Inter-group insurance policies amounting to R1 169,3 million (2000: R927,7 million) are eliminated on consolidation. Premium income in this regard amounted to R20 million in respect of 2001 (2000: R52 million). During 2000 Stanbic paid a R612 million single premium to Liberty following the transfer of Standard Bank's post-retirement medical liabilities to Liberty Corporate Benefits. At 31 December 2001 Standard Bank's post-retirement medical liabilities amounting to R672,4 million is included in the life funds.

Maxichoice

Charter Life's equity linked life annuity product (Maxichoice) is administered by SCMB.

	Group	
	2001	2000
	Rm	Rm
Annuity premiums	**103,9**	65,1
Annuity payments	**32,1**	24,9
Annuity commission	**2,6**	1,8

Property lease agreements

Certain related parties of the Group are lessees in terms of arms' length property lease agreements with Liberty. Rentals and management fees received by Liberty from related parties during the year ended 31 December 2001 amounted to R47,0 million (2000: R40,3 million).

Standard Asset Selection Fund Limited

Liberty Ermitage is the investment adviser of the fund that was launched in September 2001. The fund is Jersey-domiciled and Standard Bank Jersey Limited is the manager, administrator and custodian. Liberty Ermitage earned an investment advisory fee and recognised income of R0,4 million in the year ended 31 December 2001. Assets under management as at 31 December 2001 was approximately R351,9 million. The fund has invested R24,3 million in Liberty HBV Merger Arbitrage Fund Limited.

Transactions with directors

Apart from share options granted to directors as indicated in note 10, there were no material transactions with directors or their families during the year under review.

for the year ended 31 December 2001

	Group 2001 Rm	Group 2000 Rm
20. Commitments		
Capital commitments	**41,0**	126,4
Under contracts	**24,7**	100,6
Authorised by the directors but not contracted	**16,3**	25,8
Operating lease commitments – 1 to 5 years	**32,2**	9,4
	73,2	135,8

The expenditure will be financed by available bank facilities, existing cash resources and funds internally generated.

21. Borrowing powers

In terms of the Company's articles of association the attributable amount which the Group may borrow is R4 562,5 million (2000: Restated R5 274,2 million). Borrowings at 31 December 2001 computed in terms of the Company's articles of association were R2 874,2 million (2000: R1 827,3 million).

22. Post balance sheet events

Investment in UniFer Holdings Limited

At 31 December 2001 Liberty Group Limited shareholders held an investment in UniFer Holdings Limited amounting to R28,9 million. Indications are that the Group is likely to recover R2,0 million resulting in a net loss of R26,9 million.

Investment in Saambou Holdings Limited

At 31 December 2001 Charter Life held a promissory note, which matures on 29 October 2004, amounting to R7,2 million and Liberty policyholders held an investment in Saambou Holdings Limited amounting to R10,8 million that are uncertain as to their recovery as a result of Saambou Bank being placed under curatorship. Liberty Unit Trusts held promissory notes in Saambou Bank and investments in Saambou Holdings Limited amounting to R56,8 million to which Liberty Group shareholders have a total exposure amounting to R12,5 million. The balance of the exposure amounting to R44,3 million relates to Liberty Unit Trust holders. No further material transactions occured between 31 December 2001 and 5 March 2002.

Capital adequacy cover

The capital adequacy cover is the ratio of shareholders' funds to the capital adequacy requirement.

Market-related business

Policies under which benefits are determined by reference to the market performance of certain specified categories of investments selected by policyholders.

Non-profit business

Policies which do not participate in surplus with the benefit expressed as a fixed sum at the end of the term or earlier death, or as an annuity of predetermined amount.

Reversionary bonus business

Policies participating in surplus in the form of bonuses payable together with the sum insured at the end of the term or earlier death.

Smooth bonus business

Policies participating in surplus on a basis where the full effect of exceptionally good or bad performance is not reflected immediately in bonuses declared, but is smoothed over time.

Embedded value

A determination of the economic value of a life insurance company excluding any value which may be attributed to future new business.

Embedded value profits

The embedded value profits are the increase in the embedded value over the year increased by any dividends declared and capital reductions during the year and decreased by any capital raised during the year.

Return on embedded value (ROEV)

ROEV is the ratio of embedded value profits to the embedded value at the beginning of the year.

Value of life business in force

The discounted value of the projected stream of future after-tax profits for existing business in force at the valuation date.

Value of new business written

The present value, at the time of sale, of the projected stream of after-tax profits from that business.

Revenue earnings attributable to shareholders' funds

Earnings excluding goodwill amortisation, secondary tax on companies relating to capital reduction, preference dividend in subsidiary and realised and unrealised surpluses or deficits arising on the investment of shareholders' funds.

Management expense ratio

Expresses management expenses of life insurance operations as a percentage of net premium income.

Development costs

Marketing costs of the company, including the development and training of head office and field staff.

Employee costs

Costs associated with the employment of staff.

Office costs

Costs associated with the accommodation and maintenance of offices as well as administrative and corporate overheads.

New business costs

Costs incurred in marketing, selling and establishing records for new policy contracts.

New business index

The new business index is an internationally accepted measure which is calculated as the sum of new business annualised recurring premiums plus 10% of new single premiums for the year.

Keepwell arrangement

An arrangement entered into providing ringfenced guarantees to the Liblife International B.V. bondholders by a subsidiary company of Liberty Group Limited.

LIBERTY GROUP LIMITED

Notice is hereby given that the forty-fourth annual general meeting of members will be held on Friday, 26 April 2002 at 09:30 at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, to transact the following business:

1. To receive and consider the audited financial statements for the year ended 31 December 2001.

2. To elect directors in place of Messrs D E Cooper, R J Khoza, W S MacFarlane and Mr H J Shaw who retire in accordance with the Company's articles of association but, being eligible, offer themselves for re-election. Biographies of the directors standing for re-election are provided on page 189 of the annual report for 2001.

3. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 1:

   "That all the unissued ordinary shares of the Company be placed under the control of the directors of the Company who be and they are hereby authorised, subject to sections 221 and 222 of the Companies Act, 1973 and the requirements of the JSE Securities Exchange South Africa, to allot and issue such shares in their discretion on such terms and conditions as and when they deem it fit to do so."

4. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 2:

   "That with the exception of a pro rata rights offer to members and subject to the passing of ordinary resolution number 2, and the requirements of the JSE Securities Exchange South Africa, the directors be given the specific authority to issue ordinary shares of 10 cents each for cash as and when suitable situations arise, subject to the following limitations:

   (a) that this authority shall not extend beyond 15 (fifteen) months from the date of this general meeting;

   (b) that a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares of that class in issue prior to the issues;

   (c) that issues in the aggregate in any one year will not exceed 15% of the number of shares of any class of the Company's issued share capital, including instruments which are compulsorily convertible into shares of that class;

   (d) that, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted will be 10% of the average traded price of the shares in question, as determined over the 30 days prior to the date that the price of the issue is determined."

   The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at this meeting is required for this ordinary resolution number 2 to become effective.

5. To consider and if deemed fit, to pass the following resolution as special resolution number 1:

   "That the directors be authorised to facilitate, inter alia, the acquisition by the Company, or a subsidiary of the Company, from time to time of the issued shares of the Company, upon such terms and conditions and in such amounts as the directors of the Company may from time to time decide, but subject to the provisions of the Companies Act, 1973 (Act 61 of 1973), as amended, the Listings Requirements from time to time of the JSE Securities Exchange South Africa ("the JSE") ("the Listing Requirements") and the provisions of the Long-term Insurance Act, 1998 (Act 52 of 1998), which general approval shall endure until the following annual general meeting of the Company (whereupon this approval shall lapse unless it is renewed at the aforementioned annual general meeting, provided that it shall not extend beyond fifteen months from the date of registration of this special resolution number 1), it being recorded that the Listings Requirements currently require, inter alia, that the Company may make a general repurchase of securities only if:

(i) the repurchase of securities is implemented on the JSE "open market";

(ii) the Company is authorised thereto by its articles of association;

(iii) the Company is authorised by shareholders in terms of a special resolution of the Company, in general meeting, which authority shall only be valid until the next annual general meeting, provided it shall not extend beyond 15 (fifteen) months from the date of the resolution;

(iv) the repurchase should not in aggregate in any one financial year exceed 10% of the Company's issued share capital, provided that any general repurchase may not exceed 10% of the Company's issued share capital in any one financial year;

(v) repurchases are not made at a price more than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the repurchase; and

(vi) a paid press announcement containing full details of such acquisition is published as soon as the Company has acquired shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the acquisition."

The board of directors are of the opinion that, were the Company to enter into a transaction to repurchase shares totalling 10% of the current issued share capital at the maximum price at which repurchase may take place, i.e. a 10% premium above the weighted average of the market value for the securities for the five business days immediately preceding the date of the repurchase, based on the ruling market price of the Company's ordinary shares on the JSE at the last practical date prior to the printing of these annual financial statements:

1. the Company will be able to pay its debts as they become due in the ordinary course of business;
2. the consolidated assets of the Company, fairly valued in accordance with South African Statements of Generally Accepted Accounting Practice, will exceed the consolidated liabilities of the Company;
3. the issued share capital of the Company will be adequate for the purpose of the business of the Company and of its subsidiaries for the foreseeable future; and
4. the working capital available to the Company and its subsidiaries will be sufficient for the Liberty Group's requirements for the foreseeable future.

At the present time the directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

REASON AND EFFECT

The reason for and effect of special resolution number 1 is to grant the Company a general authority in terms of the Companies Act, 1973 (Act 61 of 1973), as amended, to facilitate the acquisition of the Company's own shares, which general authority shall be valid until the earlier of the next annual general meeting of the Company or its variation or revocation of such general authority by special resolution by any subsequent general meeting of the Company, provided that the general authority shall not extend beyond 15 months from the date of this general meeting. Such general authority will provide the directors with flexibility to effect a repurchase of the Company's shares, should it be in the interest of the Company to do so at any time while the general authority is in force.

By order of the board

J Worwood FCIS
Group secretary

Johannesburg 13 March 2002

LIBERTY HOLDINGS LIMITED

Notice is hereby given that the thirty-fourth annual general meeting of members will be held on Friday, 26 April 2002 at 09:45 at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, to transact the following business:

1. To receive and consider the audited financial statements for the year ended 31 December 2001.

2. To elect directors in place of Messrs R C Andersen, D E Cooper, J H Maree and M J Shaw who retire in accordance with the Company's articles of association but, being eligible, offer themselves for re-election. Biographies of the directors standing for re-election are provided on page 189 of the annual report for 2001.

3. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 1:

   "That all the unissued ordinary shares, the unissued redeemable cumulative preference shares and the unissued convertible redeemable cumulative preference shares of the Company be placed under the control of the directors of the Company who be and they are hereby authorised, subject to sections 221 and 222 of the Companies Act, 1973 and the requirements of the JSE Securities Exchange South Africa, to allot and issue such shares in their discretion on such terms and conditions as and when they deem it fit to do so."

4. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 2:

   "That with the exception of a pro rata rights offer to members and subject to the passing of ordinary resolution number 1, and the requirements of the JSE Securities Exchange South Africa, the directors be given the specific authority to issue ordinary shares of 25 cents each for cash as and when suitable situations arise, subject to the following limitations:

   (a) that this authority shall not extend beyond 15 (fifteen) months from the date of this general meeting;

   (b) that a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares of that class in issue prior to the issues;

   (c) that issues in the aggregate in any one year will not exceed 15% of the number of shares of any class of the Company's issued share capital, including instruments which are compulsorily convertible into shares of that class;

   (d) that, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted will be 10% of the average traded price of the shares in question, as determined over the 30 days prior to the date that the price of the issue is determined."

   The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at this meeting is required for this ordinary resolution number 2 to become effective.

5. To consider and if deemed fit, to pass the following resolution as special resolution number 1:

   "That the directors be authorised to facilitate, inter alia, the acquisition by the Company, or a subsidiary of the Company, from time to time of the issued shares of the Company, upon such terms and conditions and in such amounts as the directors of the Company may from time to time decide, but subject to the provisions of the Companies Act, 1973 (Act 61 of 1973), as amended, and the Listings Requirements from time to time of the JSE Securities Exchange South Africa ("the JSE") ("the Listing Requirements") which general approval shall endure until the following annual general meeting of the Company (whereupon this approval shall lapse unless it is renewed at the aforementioned annual general meeting, provided that it shall not extend beyond fifteen months from the date of registration of this special resolution number 1), it being recorded that the Listings Requirements currently require, inter alia, that the Company may make a general repurchase of securities only if:

(i) the repurchase of securities is implemented on the JSE "open market";

(ii) the Company is authorised thereto by its articles of association;

(iii) the Company is authorised by shareholders in terms of a special resolution of the Company, in general meeting, which authority shall only be valid until the next annual general meeting, provided it shall not extend beyond 15 (fifteen) months from the date of the resolution;

(iv) the repurchase shall not in aggregate in any one financial year exceed 10% of the Company's issued ordinary shares, provided that any general repurchase may not exceed 10% of the Company's issued ordinary share capital in any one financial year;

(v) repurchases are not made at a price more than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the repurchase; and

(vi) a paid press announcement containing full details of such acquisition is published as soon as the Company has acquired shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the acquisition."

The board of directors are of the opinion that, were the Company to enter into a transaction to repurchase shares totalling 10% of the current issued share capital at the maximum price at which repurchase may take place, i.e. a 10% premium above the weighted average of the market value for the securities for the five business days immediately preceding the date of the repurchase, based on the ruling market price of the Company's ordinary shares on the JSE at the last practical date prior to the printing of these annual financial statements:

1. the Company will be able to pay its debts as they become due in the ordinary course of business;
2. the consolidated assets of the Company, fairly valued in accordance with South African Statements of Generally Accepted Accounting Practice, will exceed the consolidated liabilities of the Company;
3. the issued share capital of the Company will be adequate for the purpose of the business of the Company and of its subsidiaries for the foreseeable future; and
4. the working capital available to the Company and its subsidiaries will be sufficient for the Liberty Holdings Group's requirements for the foreseeable future.

At the present time the directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

REASON AND EFFECT

The reason for and effect of special resolution number 1 is to grant the Company a general authority in terms of the Companies Act, 1973 (Act 61 of 1973), as amended, to facilitate the acquisition of the Company's own shares, which general authority shall be valid until the earlier of the next annual general meeting of the Company or its variation or revocation of such general authority by special resolution by any subsequent general meeting of the Company, provided that the general authority shall not extend beyond 15 months from the date of this general meeting. Such general authority will provide the directors with flexibility to effect a repurchase of the Company's shares, should it be in the interest of the Company to do so at any time while the general authority is in force.

By order of the board

J Worwood FCIS
Group secretary

Johannesburg 13 March 2002

Biographies of directors standing for re-election as directors of Liberty Group Limited and/or Liberty Holdings Limited

Liberty Group Limited

D E Cooper CA(SA) (61)

Appointed as a director and Chairman of the Board of Directors on 12 May 1999. Member of the Remuneration Committee. Chairman of Standard Bank Investment Corporation Limited and Liberty Holdings Limited.

R J Khoza MA (52)

Appointed as a non-executive director on 12 May 1999. Chairman of AKA Capital.

W S MacFarlane CA(SA) FCA (66)

Appointed as a non-executive director on 8 May 1995. Chairman of the Audit and Actuarial Committee. Former Deputy Chairman of The South African Breweries Limited.

M J Shaw CA(SA) (63)

Appointed as a non-executive director and as a member of the Group audit and actuarial committee on 13 March 2002. Global chairman of Deloitte Consulting.

Liberty Holdings Limited

R C Andersen CA(SA) (53)

Appointed as an executive director on 12 March 1997. Group Chief Executive and Deputy Chairman of Liberty Group Limited.

D E Cooper CA(SA) (61)

Appointed as a director and Chairman of the Board of Directors on 12 May 1999. Chairman of Standard Bank Investment Corporation Limited and Liberty Group Limited.

J H Maree BCom MA (Oxon) (46)

Appointed as a non-executive director on 12 March 1997 and became an executive director on Liberty Holdings Limited becoming a subsidiary of Standard Bank Investment Corporation Limited with effect from 1 January 1999. Chief Executive of Standard Bank Investment Corporation Limited.

M J Shaw CA(SA) (63)

Appointed as a non-executive director and as a member of the Group audit and actuarial committee on 13 March 2002. Global Chairman of Deloitte Consulting.

LIBERTY GROUP LIMITED
LIBERTY HOLDINGS LIMITED

Financial year end	31 December
Annual general meeting	26 April 2002
Announcements	
Half-year results for 2002	6 August 2002
Full-year results for 2002	4 March 2003
Annual report for 2002	31 March 2003
Ordinary dividends	
Interim	
– announcement	6 August 2002
– payable	2 September 2002
Final	
– announcement	4 March 2003
– payable	31 March 2003

When did Liberty's shares move to STRATE?

The dematerialisation of Liberty shares commenced on 8 October 2001.

Trading for electronic settlement began on 29 October 2001. This means that as of 29 October 2001, Liberty shares can only be sold if they exist in electronic form in the STRATE environment i.e. the shares have been dematerialised.

Are there any drawbacks to holding onto my share certificates instead of dematerialising them?

Yes! A paper-based system contains the inherent problem of tainted scrip. This arises when genuine share certificates are lost or stolen and subsequently negotiated with a forged transfer document. If the dispossessed member (that is the shareholder who held the genuine share certificate and who claims the right to the securities indicated on it) chose to not dematerialise, the subsequent holder, who holds tainted scrip, purporting to give title to the same securities as the dispossessed member, may without detection of the forgery proceed to convert the shares into an electronic record within STRATE.

Although the problem of tainted scrip will be eliminated, certain shareholders may be told at the point of dematerialisation that shares to which they lay claim have already been converted into electronic form. STRATE has taken steps to deal with this type of problem. The solution comes in the form of the Dispossessed Members' Fund ("DMF"). The objective of the DMF is to provide quick, efficient compensation to bona fide dispossessed members in a dematerialised environment. All parties due to benefit from the elimination of tainted scrip in the market have contributed to the DMF. Liberty, as an issuer of shares together with other issuers, Central Securities Depository Participants ("CSDP"), brokers and investors have all contributed to the DMF in agreed proportions.

The DMF has a limited life, which expires in September 2002. For this reason, shareholders are encouraged to bring their certificates to their CSDP or broker for dematerialisation as soon as possible in order to be eligible for compensation under the DMF.

No claims may be lodged against the DMF once the DMF's term has expired or all its funds have been distributed to eligible claimants. The only legal recourse that a member would then have would be to seek rectification of the share register through the Courts in terms of section 115 of the Companies Act (1973). This could be lengthy and costly.

Who can I contact if I need further information about STRATE or if I experience any difficulties with the dematerialisation of my shares?

You can use STRATE's information centre on the numbers indicated below:

Reception	:	+27 11 520-7700
Info Line	:	0800 004 727
Fax	:	+27 11 520-8600
E-mail	:	liaisondesk@strate.co.za
URL	:	www.STRATE.co.za

Alternatively, you can contact John Worwood, Group Secretarial Services, who will gladly assist you in resolving your queries.

Contact information



Group Secretarial

John Worwood
Telephone: (011) 408-3014
E-mail: john.worwood@liberty.co.za



Group Finance

Mark Bloom
Telephone: (011) 408-3810
E-mail: mark.bloom@liberty.co.za



Group Public and Investor Relations

Heather Ferreira
Telephone: (011) 408-3483
E-mail: heather.ferreira@liberty.co.za



Group Actuarial

Dave Nohr
Telephone: (011) 408-2199
E-mail: david.nohr@liberty.co.za



Customer Call Centre

Telephone: 0860 456 789

Head office and registered address

Liberty Centre
1 Ameshoff Street
Braamfontein
Johannesburg, 2001

Postal address:

PO Box 10499, Johannesburg, 2000
Telephone: (011) 408-3911

Sponsored ADR depository bank

The Bank of New York
101 Barclay Street
New York NY 10286
United States of America

Transfer secretaries – South Africa

Mercantile Registrars Limited
(Registration number 1987/000519/06)
11 Diagonal Street
Johannesburg, 2001
Telephone: (011) 370-5000

Postal address:

PO Box 1053, Johannesburg, 2000

Transfer secretaries – United Kingdom

Capita IRG plc
Bourne House
34 Beckenham Road
Beckenham, Kent BR3 4TU
Telephone: (0181) 639-2000

Auditors: Liberty Group Limited and Liberty Holdings Limited

PricewaterhouseCoopers Inc.
2 Eglin Road
Sunninghill, 2157

Postal address:

Private Bag X36 Sunninghill, 2157

Website

www.liberty.co.za

Proxy form LIBERTY

Liberty Group Limited

(Incorporated in the Republic of South Africa)

(Registration Number 1957/002788/06)

Forty-fourth annual general meeting to be held on Friday, 26 April 2002 at 09:30

I/We ____________________

(Please print)

of ____________________

being a member/s of the Company and being the registered owner/s of ____________________

ordinary shares in the Company hereby appoint ____________________

____________________ or failing him

the chairman of the meeting to vote for me/us and on my/our behalf at the annual general meeting of the Company to be held on 26 April 2002 and at any adjournment thereof and to speak and act for me/us and, on a poll, vote on my/our behalf.

My/Our proxy shall vote as follows:

	In favour of	Against	Abstain
Adoption of financial statements			
Election of directors:			
D E Cooper			
R J Khoza			
W S MacFarlane			
M J Shaw			
Ordinary resolution No. 1			
Ordinary resolution No. 2			
Special resolution No. 1			

Indicate with a cross how you wish your votes to be cast. If you do not do so, the proxy may vote or abstain at his discretion.

Dated this ____________________ day of ____________________ 2002

Signature ____________________

Liberty Group Limited

1. Proxies must be lodged at the Company's office, Liberty Centre, 1 Ameshoff Street, Braamfontein, Johannesburg, 2001 (Postal address: PO Box 10499, Johannesburg, 2000) so as to be received by not later than 24 hours before the time specified for the aforementioned annual general meeting.

2. **All beneficial holders who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those in "own name", must provide the CSDP or broker with their voting instruction. Alternatively, should they wish to attend the meeting in person, they may request the CSDP or broker to provide them with a letter of representation in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.**

3. A member may appoint one or more persons of his own choice as his proxy/ies by inserting the name/s of such proxy/ies in the space provided and any such proxy need not be a member of the Company. Should this space be left blank, the proxy will be exercised by the chairman of the meeting.

4. If a member does not indicate on this instrument that his proxy is to vote in favour of or against any resolution or resolutions or to abstain from voting, or gives contradictory instructions, or should any further resolution/s or any amendment/s which may be properly put before the annual general meeting be proposed, the proxy shall be entitled to vote as he thinks fit.

5. Unless the above section is completed for a lesser number of shares, this proxy shall apply to all the ordinary shares registered in the name of the member/s at the date of the annual general meeting or any adjournment thereof.

6. Companies and other corporate bodies are advised to appoint a representative in terms of section 188 of the Companies Act, 1973, for which purpose a duly certified copy of the resolution appointing such a representative should be lodged with the Company, as set out in 1 above.

7. The authority of the person signing a proxy form under a power of attorney must be attached hereto unless that power of attorney has already been recorded by the Company.

8. Any alterations made in this form of proxy must be initialled.

Liberty Holdings Limited

(Incorporated in the Republic of South Africa)

(Registration Number 1968/002095/06)

Thirty-fourth annual general meeting to be held on Friday, 26 April 2002 at 09:45

I/We ______________________________

(Please print)

of ______________________________

being a member/s of the Company and being the registered owner/s of ______________________________

ordinary shares in the Company hereby appoint ______________________________

______________________________ or failing him

the chairman of the meeting to vote for me/us and on my/our behalf at the annual general meeting of the Company to be held on 26 April 2002 and at any adjournment thereof and to speak and act for me/us and, on a poll, vote on my/our behalf.

My/Our proxy shall vote as follows:

	In favour of	Against	Abstain
Adoption of financial statements			
Election of directors:			
R C Andersen			
D E Cooper			
J H Maree			
M J Shaw			
Ordinary resolution No. 1			
Ordinary resolution No. 2			
Special resolution No. 1			

Indicate with a cross how you wish your votes to be cast. If you do not do so, the proxy may vote or abstain at his discretion.

Dated this ______________ day of ______________ 2002

Signature ______________________________

Notes to proxy

Liberty Holdings Limited

1. Proxies must be lodged at the Company's office, Liberty Centre, 1 Ameshoff Street, Braamfontein, Johannesburg, 2001 (Postal address: PO Box 10499, Johannesburg, 2000) so as to be received by not later than 48 hours before the time specified for the aforementioned annual general meeting.

2. **All beneficial holders who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those in "own name", must provide the CSDP or broker with their voting instruction. Alternatively, should they wish to attend the meeting in person, they may request the CSDP or broker to provide them with a letter of representation in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.**

3. A member may appoint one or more persons of his own choice as his proxy/ies by inserting the name/s of such proxy/ies in the space provided and any such proxy need not be a member of the Company. Should this space be left blank, the proxy will be exercised by the chairman of the meeting.

4. If a member does not indicate on this instrument that his proxy is to vote in favour of or against any resolution or resolutions or to abstain from voting, or gives contradictory instructions, or should any further resolution/s or any amendment/s which may be properly put before the annual general meeting be proposed, the proxy shall be entitled to vote as he thinks fit.

5. Unless the above section is completed for a lesser number of shares, this proxy shall apply to all the ordinary shares registered in the name of the member/s at the date of the annual general meeting or any adjournment thereof.

6. Companies and other corporate bodies are advised to appoint a representative in terms of section 188 of the Companies Act, 1973, for which purpose a duly certified copy of the resolution appointing such a representative should be lodged with the Company, as set out in 1 above.

7. The authority of the person signing a proxy form under a power of attorney must be attached hereto unless that power of attorney has already been recorded by the Company.

8. Any alterations made in this form of proxy must be initialled.

Notes

Strategy and concept – ICC

Design – Studio 5

Setting and Production – Ince

LIBERTY

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one goal
build value!